1-A/A


10010511


SEC MAIL
PROCESSING
RECEIVED
MAR 24 2010
WASH, D.C.
200
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
to
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE GODSPELL LLC
Exact name of issuer as specified in its charter

DELAWARE
State or other jurisdiction of incorporation or organization

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
Address, including zip code, and telephone number, including area code of issuer's principal executive office

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
ATTENTION: KEN DAVENPORT
Name, address, including zip code, and telephone number, including area code, of agent for service

7990	27-1743887
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

PART I

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Davenport Theatrical Enterprises, Inc. (issuer's Managing Member)	250 West 49th Street Suite #301 New York, NY 10019	
Kenneth A. Hasija (p/k/a Ken Davenport)[1], the president of the issuer's managing member (issuer's officers)	Davenport Theatrical Enterprises, Inc. 250 West 49th Street Suite #301 New York, NY 10019	201 West 70th Street Apt 30G New York, NY 10023
Davenport Theatrical Enterprises, Inc. (record owners of 5% or more of any class of the issuer's equity securities)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (beneficial owners of 5% or more of any class of the issuer's equity securities)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (promoters of the issuer)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (affiliates of the issuer)	250 West 49th Street Suite #301 New York, NY 10019	
Franklin, Weinrib, Rudell & Vassallo, P.C.	488 Madison Avenue, New York, New York 10022	
Reitler Kailas & Rosenblatt LLC	885 Third Avenue New York, NY 10022	

[1] Kenneth A. Hasija will be referred to in Form 1-A by his professional name, Ken Davenport.

ITEM 2. Application of rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) N/A

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdiction.

(b) The securities are to be offered other than by underwriters, dealers or salesmen in the following jurisdictions: New York, California, Connecticut, Illinois, Louisiana, Massachusetts, Michigan and New Jersey (subject to qualification in each of the aforementioned states, as and if necessary), by the following method: solicitation by the Managing Member through its personal contacts, the internet and word of mouth.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

N/A

ITEM 6. Other Present or Proposed Offerings

Davenport Theatrical Enterprises, Inc., the Company's Managing Member, anticipates the possibility of conducting Rule 506 offerings for two other theatrical productions during the following twelve (12) months.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any of the securities to be offered, or for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There will be no underwriter for the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer will not use a solicitation of interest document.

PART II

OFFERING CIRCULAR

(SUBJECT TO COMPLETION)

[Dated:___________, 2010**]**

This Offering Circular may not be used for a period of more than nine (9) months from the above date.

THE GODSPELL LLC
50,000
Units

This Offering Circular relates to our offering of up to 50,000 units (each, a "*Unit*") representing limited liability company membership interests in The Godspell LLC (the "*Company*", "*we*" or "*us*"). The Units are offered at $100 each on a best efforts basis, and there can be no assurance that all of the Units offered will be subscribed for. However, at least 45,000 Units (representing proceeds of $4,500,000) must be sold for the offering to close the minimum offering. The offering will commence promptly after the date of this Offering Circular and will terminate on the earliest of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of the Broadway revival of "Godspell" which we intend to produce, or (iii) the sale of all 50,000 Units being offered. We will pay all expenses incurred in this offering.

The proceeds of this offering will be deposited in a special bank account in trust until the Minimum Offering is completed, at which time all of such proceeds will be available to us for our business operations. If the Minimum Offering is not received within nine months of the date of this Offering Circular, we will promptly return the proceeds to subscribers without interest.

There will be no underwriter involved in the sale of the Units. No broker-dealer is participating in this offering and no sales commission will be paid to any person in connection with this offering. We intend to offer the Units through Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"). The Managing Member will not be paid any commission for such sales. Our Units are not listed on any national exchange or on the over the counter inter-dealer quotation system. There is no market for the Units, and they will be subject to substantial restrictions on resale or transfer under the terms of the Company's operating agreement (the "*Operating Agreement*").

These are speculative securities. Investment in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See, *Risk Factors* beginning on page 14.

	Offering Price	Underwriting Discounts and Commission	Proceeds to Company[1]
Minimum Investment	$1,000	None	$1,000
Minimum Offering	$4,500,000	None	$4,500,000
Maximum Offering	$5,000,000	None	$5,000,000

1 Before deducting expenses of the offering which are estimated to be approximately $150,000.

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT PURCHASE UNITS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE SEE "*RISK FACTORS*" BEGINNING ON PAGE 14 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE PURCHASING UNITS.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF THE UNITS OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR ANY SALES LITERATURE. THE UNITS ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE UNITS ARE EXEMPT FROM REGISTRATION.

THE OFFERING CIRCULAR IS NOT AN OFFER TO SELL UNITS AND IT IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE OF THE UNITS IS NOT PERMITTED.

THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK DOES NOT PASS ON THE MERITS OF THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE CALIFORNIA, CONNECTICUT, ILLINOIS, MASSACHUSETTS, MICHIGAN, NEW JERSEY AND NEW YORK STATE SECURITIES REGULATORY BODIES AND SUCH OTHER STATE SECURITIES REGULATORY BODIES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN

OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

THE DELIVERY OF THIS OFFERING CIRCULAR SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS OFFERING CIRCULAR OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY SUBSEQUENT TIME.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in our Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with an investment in our Units discussed under "Risk Factors."

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to The Godspell LLC, a Delaware limited liability company. Some of the statements in this Offering Circular are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Our Business

General

The Godspell LLC is a development stage company that was formed on January 25, 2010, as a Delaware limited liability company. The sole purpose of the Company is to produce a Broadway revival (the "*Broadway Production*") of the musical play "Godspell" (the "*Musical*") and to exploit all other rights in the Musical that we acquire from its authors. Since we were recently formed, we have a limited operating history and have generated no revenue.

Our managing member, Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"), will also act as the producer of the Broadway Production and, therefore, will have control over the production and marketing of the Broadway Production. Our Managing Member is owned and controlled solely by Kenneth A. Hasija (professionally known as Ken Davenport). Investors in the Company will be those persons who purchase Units in accordance with the terms of this offering ("*Investors*"). If the Managing Member purchases Units, the Managing Member will also be an Investor.

We plan to mount the Broadway Production no earlier than June 1, 2010 and no later than December 31, 2011. We anticipate that the Broadway Production will be presented in a relatively small Broadway theater (such as the Circle in the Square or the Booth Theater, both of which have a seating capacity of fewer than 800 seats). However, no license has been entered into with any Broadway theater. The Broadway Production is intended to be presented in an open-ended run, which means that there will be no set closing date for the Broadway Production. Rather, it will continue to run for as long as ticket sales are adequate.

The Company will comply with all applicable financial reporting requirements including Article 23 of the New York Arts and Cultural Affairs Law and accounting regulations issued by the Attorney General of the state of New York.

The Musical

The book of the Musical was written by John-Michael Telebak, and the music and lyrics were written by Stephen Schwartz. The Musical was inspired by the Gospel of Matthew and draws on various theatrical traditions in an effort to present a unique reflection on the life of Jesus, with a message of kindness, tolerance and love. It was first presented off-Broadway in 1971, transferred to Broadway in 1976, and has since been presented commercially and in stock and amateur productions throughout the world. There has never been a Broadway revival of the Musical, although in 2000 there was a three-month Off-Broadway revival.

The Offering

Issuer	The Godspell LLC, a development stage limited liability company
Security offered	Units representing limited liability company membership interests ("*Units*")
Price per Unit	$100
Minimum Offering	$4,500,000 (45,000 Units) (the "*Minimum Offering*")
Maximum Offering	$5,000,000 (50,000 Units) (the "*Maximum Offering*")
Minimum investment	$1,000 Dollars (i.e., ten Units at $100 per Unit)
Offering Period	The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of the Broadway Production, or (iii) the sale of all 50,000 Units being offered.
Distributions	Investors will be entitled to a pro-rata share of the available funds of the Company (i.e., the cash remaining after the establishment or replenishment of any cash reserve deemed necessary by the Managing Member and after the payment or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities of the Company). Available funds will be distributed, exclusively to the Investors until their investments in the Company shall have been fully repaid. Thereafter, Investors will be entitled to a pro-rata share of 50% of the available funds and the Managing Member will be entitled to the other 50%. *See, Distributions*. ***No assurance can be made as to the timing or amount of cash distributions to the Investors.***

Use of proceeds	The net proceeds of the offering will be used to fund the Broadway Production (including reimbursement of the Managing Member for production expenses borne by it). *See, Use of Proceeds.*
Transfer Restrictions	The Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member. Any attempt to transfer Units without the consent of the Managing Member shall be null and void.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under *Risk Factors* below.

We plan to qualify the offering only with the California, Connecticut, Illinois, Massachusetts, Michigan, New Jersey and New York state securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from the registration requirements of the laws of those other states. However, we may not generally solicit investors in any jurisdiction that this offering is not qualified in or in states that allow general solicitation under an exemption from registration. Our Managing Member will be offering the Units on our behalf directly to prospective investors without the use of an underwriter. We will not pay commissions to our Managing Member for these sales.

Suitability of Certain Investors

Investing in the Units involves a high degree of risk. Due to that high degree of risk, the Securities Regulation Division of the California Department of Corporations requires that California residents who wish to purchase Units must have not less than (i) a $60,000 liquid net worth (exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) a $225,000 liquid net worth.

Units will be sold only to California residents that meet these requirements. Even if a California resident represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason. *See, Plan of Distribution — State Qualification and Suitability.*

As a general principle, all Investor funds will be held in a special bank account, in trust, and will not be utilized until the Minimum Offering is completed. If the Minimum Offering is not completed within nine months of the date hereof, the funds in the special bank account will be returned to Investors, without interest. *See, Distributions.* Notwithstanding the foregoing, we reserve the right to negotiate and agree in writing with a limited number of Accredited Investors for the right to immediately use their investments for pre-production or production purposes prior to completion of the Minimum Offering. The term "Accredited Investor" is defined in Rule 501 of Regulation D, and includes a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million, a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves Accredited Investors. No Accredited Investor will be required to authorize us to make immediate use of their investments, and absent a written agreement specifically authorizing immediate use, the investments of Accredited Investors also will be placed in the special bank account (not to be used until either the Minimum Offering is achieved or the offering is abandoned and investments are returned). There is no advantage to an Accredited Investor in authorizing immediate use of funds unless such advantage is specifically negotiated with and agreed to by the Managing Member. In fact, absent such an agreement, the Accredited Investor incurs a distinct disadvantage and risk since if the Minimum Offering is not achieved, the Accredited Investor's funds could be expended without the Broadway Production ever taking place, and neither the Company not the Managing Member will have any obligation to return funds that have been expended. Any special arrangement negotiated between the Company and Accredited Investors who authorize immediate use of their funds will not impact the financial return to other Investors. In other words, any financial advantage that may be provided will come entirely from the Managing Member's financial entitlements. *See, Procedures for Subscribing.*

Summary Financial Information

Balance Sheet Data	From inception January 25, 2010, to January 31, 2010 (Audited).
Cash	$100
Total Assets	$100
Total Members' Equity	$100

Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our managing member, Davenport Theatrical Enterprises, Inc., at 250 West 49TH Street, Suite #301, New York, NY 10019. Our telephone number is 212 874-5348. Our website address is http://www.godspell.com, and the website of our Managing Member is http://www.davenporttheatrical.com. The information in either of these websites is not part of this Offering Circular.

Definitions

Certain terms that are part of theatrical parlance also are used throughout this Offering Circular. The following are some of those terms:

"*Adjusted Net Profits*" means Net Profits, as reduced by any compensation paid to third parties that is measured by Net Profits.

"*Gross Receipts*" means all sums derived by the Company from any source whatsoever from the exploitation of the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from the return of bonds and other recoverable items included in Production Expenses.

"*Investor Recoupment*" means the point at which Investors have received distributions equal to their investments in the Company. Following Investor Recoupment, any additional distributions will be of Adjusted Net Profits and will be divided 50% to all Investors and 50% to our Managing Member.

"*Net Profits*" means the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

"*Other Expenses*" means all expenses of whatsoever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel or negligence.

"*Production Expenses*" means fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the author, rehearsal charges and expenses, transportation charges, cash office charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any out-of-town and preview losses.

"*Recoupment*" or "*100% Recoupment*" means the point at which Net Profits are first realized. This may precede the point at which Investor Recoupment occurs. Increases in the financial entitlements of royalty participants often are triggered by the achievement of Recoupment and amounts in excess of Recoupment such as "*110% Recoupment,*" "*150% Recoupment,*" and "*200% Recoupment.*"

"*Running Expenses*" means all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Broadway production of the Musical, including, but without limiting the generality of the foregoing, authors' royalties, compensation to be paid to the cast, general manager and producer (including, without limitation, an executive producer fee), director's, choreographer's, designers' and music staff royalties, salaries of orchestra, and miscellaneous stage help, transportation charges, cash office charge, advertising and publicity, rentals, miscellaneous supplies, legal and auditing expenses, press agent fees, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the respective Investors and the Managing Member.

RISK FACTORS

Risks Related to Our Business

1. Investing in a Broadway production is a high risk investment.

Many Broadway productions result in the loss to investors of one hundred percent (100%) of their investment, and most Broadway productions fail to recoup their production costs. Producing a particular theatrical production is a highly speculative enterprise, carrying a substantial risk that the venture will be unprofitable and that the investors will lose all or a large part of their investment. No assurances of any nature can be made that the Broadway Production will be financially successful, and if it is financially unsuccessful, we have no alternative lines of business to fall back on Investors should purchase Units only if they can afford the loss of their investment.

2. We are totally dependent upon the proceeds of this offering to fund our business.

We will fund the Broadway Production entirely from the net proceeds of this offering. If we do not achieve at least the Minimum Offering of $4,500,000, we will abandon our production efforts. If we achieve the Minimum Offering but not the Maximum Offering, we will need to cut back on certain expenditures, such as for marketing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

3. Cash distributions are not assured.

We will be in a position to make cash distributions only if we generate revenues from the Broadway Production that exceed the cost of running it. Even if the Broadway Production generates operating profits, there is no assurance that distributions will be made. Our Operating Agreement gives our Managing Member discretion to establish and replenish reserves, which will reduce the funds available for distributions. We can provide no assurance that we will ever make any cash distributions, and even if we do make such cash distributions, we can provide no assurance as to the timing and amount of such cash distributions.

4. We reserve the right to obtain loans which may result in a delay in the making of any cash distribution or the complete loss of the Investors' investment.

If the funds budgeted for the Broadway Production prove to be insufficient, then we may attempt to secure loans. If production expenses exceed the amount that has been budgeted and we are unable to secure loans, we may be unable to open the Broadway Production. And if the Broadway Production is not operating profitably and we are unable to secure loans to cover operating losses, we will need to close the Broadway Production. We will be obligated to repay any loans that we obtain in full (with or without interest, as agreed) before any distributions are made to Investors. Consequently, there may be insufficient funds to both repay loans and make distributions to Investors and, at a minimum, distributions to Investors will be delayed.

5. Important contracts have not yet been signed, key personnel have not yet been selected, and we have no contract with a Broadway theater.

Although the Production Contract has been fully negotiated and all of the material terms agreed to, because it has not yet been signed there is the possibility that certain of the terms we anticipate may change. Similarly, we have reached an agreement in principle with our general manager, but no agreement has yet been executed. Contracts with key personnel, such as the actors, the director, the musical director, the choreographer and the designers have not been entered into. In fact, most of such personnel have not yet been selected, and there can be no assurance that the persons we would most like to work with will be available for the Broadway Production or, if they are available, that we will be able to reach terms with them. In addition, we have no agreement with a Broadway theater. Currently, there is competition among theatrical producers to secure a Broadway theater. Our plans call for the Broadway Production to be produced in a relatively small Broadway theater, which narrows the range of potential theaters. Accordingly, there can be no assurance that we can secure a license for a Broadway theater when we want or, if such a theater is available, that we can secure it on terms that are favorable to the Company.

6. We will pay compensation to third parties that is measured by Net Profits which reduces the Adjusted Net Profits available to Investors.

We have agreed to pay the author from 5% to 8% of our Net Profits, and to pay our general manager 1% to 2% of Net Profits. As a result, the Adjusted Net Profits available for distribution to Investors and the Managing Member following recoupment will be limited to between 94% and 90% of Net Profits. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known director or performer), which would have the effect of further reducing Adjusted Net Profits. Of course, there can be no assurance that the Broadway Production will generate any Net Profits.

7. Our potential entitlement to receive Excess Subsidiary Rights Income is limited.

Since the Broadway Production is a revival, any participation in the author's subsidiary rights income that we obtain will be limited. If we have presented a minimum number of performances in the United States and Canada, we are entitled to share in 25% of excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada, and we may also earn a share of such income in other territories (collectively, "*Excess Subsidiary Rights Income*"). Production companies typically secure a much greater subsidiary rights participation when they produce a new musical, but we are producing a revival. Even if we become entitled to Excess Subsidiary Rights Income, there is no way of knowing how much, if any, income we will derive since our participation is conditioned on there being an increase in stock and amateur earnings following the Broadway Production as compared to the five year period preceding it.

8. We may sell our entitlement to Excess Subsidiary Rights Income.

Because our entitlement to Excess Subsidiary Rights Income will continue long after we have ceased to produce the Musical, we may determine that it is not cost effective to keep the Company in operation and to continue to provide Investors with financial reports and distributions solely in respect of Excess Subsidiary Rights Income. Accordingly, we reserve the right to sell our entitlement to Excess Subsidiary Rights Income for a lump sum cash payment which would then allow us to end the Company's operations and make a final distribution to Investors. Any such sale will be on terms deemed fair by the Managing Member. However, since the determination of a price will involve an estimate of uncertain future income streams, it will be difficult to establish a price and, in retrospect, it may appear that the Company was overpaid or it may appear that its entitlement to Excess Subsidiary Rights Income was sold for too little. Investors also should note that the Managing Member may be the purchaser of Excess Subsidiary Rights Income.

9. Ken Davenport controls our Managing Member and is essential to our operations.

We are completely dependent on the services of Ken Davenport, who is the sole owner and officer of our Managing Member. Were he to become unavailable due to death or disability, that loss would have a material adverse effect on us. We have no key man life insurance policy on Mr. Davenport, and do not intend to secure one. Although Mr. Davenport has extensive theatrical experience, and has successfully produced plays and musicals off-Broadway (*See, Management*), he has not previously been the lead producer of a Broadway production.

10. Conflicts of interest exist in the structure and operation of the Company.

The interests of the Managing Member may be in conflict with Investors' interests because the Managing Member will receive weekly fees and royalties for serving as the producer of the Broadway Production and, also, for providing marketing and internet marketing services to the Company. Accordingly, because the Managing Member will be entitled to ongoing fees, the Managing Member may wish to keep the Broadway Production running when it is not operating profitably and it would be in the best interests of Investors for the Broadway Production to close. Furthermore, the obligations of the Managing Member to us are not exclusive. The Managing Member is involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Broadway Production. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account even while the Company is operating.

Risks Related to Our Industry

11. Ticket sales for Broadway productions may be impacted by the economy and the opinions of critics.

Ticket prices for Broadway productions are high relative to competing forms of entertainment (such as movies). Consequently, the sale of tickets to Broadway productions may suffer if the public explores less expensive entertainment options in an unfavorable economic environment. Also, given the relatively high price for theater tickets, theater-goers often make decisions regarding which show to see based on the reviews of Broadway critics. We will have no control over critics' reviews of the Broadway Production. If the Broadway Production does not receive positive reviews, such reviews may inhibit our ability to sell tickets, and the Broadway Production may have to close earlier than expected.

12. We face intense competition.

We face intense competition from other theatrical producers and presenters in attracting creative, business and technical personnel for the Broadway Production. Many of our competitors have substantially greater experience, assets and financial and other resources than we do and have worldwide producing organizations in place. In addition, we will face competition from other plays and musicals on offer at the same time as the Broadway Production as well as competition from other forms of entertainment available to individuals, including, without limitation, movies.

13. Strikes by unions can shut down Broadway.

Musicians, stage hands, actors, and many other Broadway personnel belong to unions. Such unions have entered into collective bargaining agreements with the Broadway League, a trade association that includes producers and theater owners. If terms cannot be reached for the extension of an expiring collective bargaining agreement, there is the possibility that the applicable union will go on strike or that members of the Broadway League may lock out the union members. Both possibilities have occurred in the past. Either a strike or a lock-out could seriously disrupt the opening of the Broadway Production or, if it already has opened, the continuation of the Broadway Production, particularly if any work stoppage extends for more than a few days.

Risks Related to the Offering

14. Production of the Broadway Production may be abandoned before Investors achieve their investment objective.

We have the right to abandon the Broadway Production at any time that the Managing Member deems to be in the best interest of the Company. In the unlikely event that such abandonment occurs after receipt of the Minimum Offering but before the opening of the Broadway Production, then each Investor must be prepared for the loss of all or substantially all of such Investor's investment. After the opening of the Broadway Production, the Managing Member may elect to abandon the Broadway Production if it is not operating profitably or for any other reason that the Managing Member deems reasonable. Furthermore, under the terms of most Broadway theater licenses, if tickets sales fall below a stipulated level for a specified period of time (usually two weeks), the theater owner has the right to terminate the theater license which, effectively, would mean the end of the Broadway Production since the cost of transferring the Broadway Production to another theater (were one available) is likely to be prohibitive.

15. Risks will be greater if we only complete the Minimum Offering.

Based on the production budget which we have developed in consultation with our general manager, the minimum amount required to produce the Broadway Production is $4,500,000, which is $500,000 less than the Maximum Offering of $5,000,000. Capitalizing the Company at the Minimum Offering level will mean that we will have less of a reserve and minimal funds available for marketing, thereby increasing the likelihood that we would have insufficient funds to meet contingencies or to promote the Broadway Production at an appropriate level. Thus, if only the Minimum Offering is achieved, there will be an increased risk that the Broadway Production will close earlier than would have been the case had the Maximum Offering been achieved.

16. Accredited Investors authorizing immediate use of funds may lose their entire investment without the mounting of the Broadway Production.

If an Accredited Investor purchases Units and, in writing, authorizes immediate use of his or her investment, such investment may be expended without the Broadway Production ever taking place if the Minimum Offering is not achieved (although there can be no assurance that the Broadway Production will take place even if the Minimum Offering is achieved). Neither the Company nor the Managing Member will have any obligation to return funds authorized for immediate use that have been applied toward the Broadway Production. Given the significantly increased risk of loss, there is no advantage to entering into such an arrangement, unless an advantage is specifically negotiated with and agreed to by the Managing Member.

17. Investment funds will be tied up, and Investors must waive their right to receive interest on their investments.

All Investors must waive any right to receive interest on their investments and authorize the Company to make immediate use of any such interest. If the Minimum Offering is never achieved, Investors will have had no use of their funds since the dates their investments were made, and Investors (other than Accredited Investors, if any, who have authorized immediate use of the investments) will receive such funds back without any interest.

18. Investors will not participate in the Company's management.

The Managing Member will have exclusive control over our operations, and Investors will have no right to participate in management. Investors must therefore rely exclusively on the judgment of the Managing Member to manage our affairs. Furthermore, Investors may not hold the Managing Member responsible for acts or omissions made in good faith and within the scope of its authority as Managing Member, and in no event will the Managing Member have any liability to Investors if the Broadway Production is unsuccessful.

19. We cannot assure you that we will make any distributions, and no distributions will be made if less than $5.00 per Unit.

Distributions will be made only if the Broadway Production is financially successful and our Managing Member has determined that our reserves are sufficient to permit distributions to be made. Consequently, there can be no assurance as to when or whether distributions to the Investors will be made. Furthermore, as a matter of administrative convenience, even if funds are available, no distributions will be made until the amount to be distributed is in excess of $5.00 per Unit.

20. This offering is a best efforts offering by the Company and there are no firm commitments.

This offering is made on a best efforts basis by us. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Therefore, there is no assurance that the Minimum Offering will be completed. If the Minimum Offering is completed but less than the $5,000,000 Maximum Offering is achieved, there may be additional risks. *See, Risk Factor Number 15.*

21. The Units offered will be illiquid investments and subject to limits of transferability.

The Units may not be transferred unless the Managing Member gives its prior written consent. There is no market for the Units, and it is not intended that such a market will develop since we have no plans to register the Units. Therefore, Investors should only make a purchase of Units for investment purposes and must be prepared to bear the economic risk of this investment for an indefinite period of time.

22. No withdrawal from Company.

Once an investment has been approved by us and a prospective investors becomes an Investor, an Investor cannot withdraw and demand the return of the investment.

23. Investors do not have the right to invest in touring companies or other licensed productions of the Musical.

If the Broadway Production is a success, the Company will have the option to license the right to produce additional first class commercial productions of the Musical in North America, in the British Isles, and in Australia and New Zealand. If the Manager chooses to exercise any such options, licensees will be required to pay an appropriate license fee to the Company. No Company funds will be invested in licensed companies, and our Operating Agreement does not give Investors a right to invest in a licensed company even if it is organized and controlled by the Managing Member. However, the Managing Member reserves the right to make investment opportunities available to some, but not all, Investors, in its discretion.

24. Possible repayment by Investors of prior distributions.

If the Company makes a distribution to Investors and such distribution results in the Company's liabilities being greater than its assets, any Investors who were aware that the distribution would have that effect on the Company may be required to return such distribution. *See, Distributions*.

Tax Risks

25. Investors' tax liability may exceed cash distributions.

Distributions of cash to the Investors will depend upon our profitability and cash needs. Investors must recognize that they will be deemed to have received taxable income equal to their pro rata share of the Company's net income (as determined for United States income tax purposes), regardless of whether we make any cash distributions. Thus, we cannot assure Investors that they will receive cash distributions equal to their allocable share of our taxable income or even the tax liability due on such allocable share. Further, Investors may incur a tax liability in excess of the amount of cash received upon the sale of their Units.

26. There is the possibility of a tax audit.

We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require Investors to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of each Investor's own return.

27. There is a possibility of the IRS challenging allocations of profit and loss.

No assurance can be given that the IRS will not successfully challenge the allocations in our Operating Agreement and reallocate items of income, gain, loss, deduction and credit. Such a challenge could result in certain of the tax benefits to Investors being reduced or eliminated.

You are strongly urged to consult your own tax advisers as to the tax consequences of investment in the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

- statements as to the anticipated timing of business developments;
- expectations as to the adequacy of our cash balances and the proceeds of this offering to support our operations for specified periods of time and as to the nature and level of cash expenditures;
- estimates as to the time it will take to recoup an investor's capital contribution;
- estimates of how we intend to use the net proceeds of this offering.

These statements may be found in the sections of this Offering Circular entitled *Offering Circular Summary*, *Risk Factors*, *Use of Proceeds*, *Distributions*, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and *Description of the Company's Business*, as well as in this Offering Circular generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in *Risk Factors* and elsewhere in this Offering Circular.

In addition, statements that use the terms "can", "continue", "could", "may", "potential", "predicts", "should", "will", "believe", "expect", "plan", "intend", "estimate", "anticipate", and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Offering Circular reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

The net proceeds to us from the sale of up to 50,000 Units offered at an offering price of $100 per Unit will vary depending upon the total number of Units sold. Regardless of the number of Units sold, we expect to incur offering expenses estimated at approximately $150,000 for legal, accounting, printing, filing fees and other costs in connection with this offering.

Set forth below is the production budget for the Broadway Production (the "*Production Budget*") which shows the anticipated application of the proceeds we will receive from this offering if the maximum number of Units are sold and if the minimum number of Units are sold:

MAXIMUM OFFERING	**$**	**MINIMUM OFFERING**	**$**
scenery	460,000	scenery	460,000
costume	320,000	costume	320,000
electrics	120,000	electrics	120,000
sound	120,000	sound	120,000
orchestrations and copying	80,000	orchestrations and copying	80,000
Fees (includes accounting and other professional fees)	337,867	Fees (includes accounting and other professional fees)	337,867
press and marketing	98,000	press and marketing	98,000
advertising	950,000	advertising	650,000
rehearsal expenses	505,000	rehearsal expenses	505,000
other costs (incl. closing)	1,323,078	other costs (incl. closing)	1,323,078
SUBTOTAL PRODUCTION COSTS	4,313,945	SUBTOTAL PRODUCTION COSTS	4,013,945
contingency/reserves	420,851	contingency/reserves	220,851
TOTAL PRODUCTION COSTS	4,734,796	TOTAL PRODUCTION COSTS	4,234,796
advances - not returnable	153,339	advances - not returnable	153,339
bonds/deposits - returnable	111,865	bonds/deposits - returnable	111,865
TOTAL CAPITALIZATION	**$5,000,000**	**TOTAL CAPITALIZATION**	**$4,500,000**

The Production Budget represents our best estimate of the allocation of the net proceeds of this offering based upon our current plans and estimates. However, anticipated expenditures may vary from actual expenditures.

We reserve the right to make such changes in the allocations in the Production Budget as we deem necessary or advisable. We make no representations with respect to the final, actual production costs or the cost of any particular budget line item.

As can be seen above, if the Minimum Offering rather than the Maximum Offering is achieved, our reserve and advertising budget will be reduced.

Prospective investors should note that the Managing Member may, but shall not be required to, expend certain of its own funds for production expenses and that it will be entitled to reimbursement for funds so advanced by it from the Company's funds after completion of the Minimum Offering.

However, at its option, the Managing Member may elect to have such unreimbursed expenses deemed the equivalent of a cash contribution to the Company, in which case the Managing Member will also become an Investor with respect to such cash contribution.

If we complete at least the Minimum Offering but the funds we raise prove to be insufficient to fully fund the Broadway Production, we reserve the right to borrow funds, although there can be no assurance that loans will be available. *See, Description of Units and Summary of the Operating Agreement – Right of Company to Procure Additional Funds.*

DETERMINATION OF OFFERING PRICE

The offering price of the Units was determined by dividing the total Production Budget by the number of Units to be issued. If at least the Minimum Offering of 45,000 Units, but less than the Maximum Offering of 50,000 Units, is achieved, each Unit will be entitled to a greater percentage of distributions. For example, if 50,000 Units are sold, an Investor who purchases 500 Units ($50,000) will be entitled to receive 1% of all pre-recoupment distributions of available funds. If only 45,000 Units are sold, that same investor would be entitled to receive 1.11% of all pre-recoupment distributions of available funds.

DILUTION

As of the date hereof, there is only one Unit outstanding issued to the Managing Member at $100, the same price per Unit of the Units being offering in this offering. Accordingly, purchasers of the Units in this offering will not experience dilution in the net tangible book value of the Units.

CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2010 on (i) an actual basis, (ii) a pro-forma basis to reflect our completing the Minimum Offering, and (iii) a pro-forma basis to reflect our completing the Maximum Offering. The table reflects our receipt of the net proceeds from the offering after deducting offering expenses of approximately $150,000. The table does not reflect any interim financing that could occur after the date of this Offering Circular.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements for the period ended January 31, 2010, including accompanying notes, included in this Offering Circular. You should also read this table in conjunction with *Use of Proceeds* and the section entitled *Management Discussion & Analysis of Results of Operation.*

	January 31, 2010 Actual AUDITED	January 31, 2010 Pro forma UNAUDITED	
	Units Outstanding 1	**Units Outstanding 45,000 Minimum Offering**	**Units Outstanding 50,000 Maximum Offering**
Equity:			
Members' Equity	100	4,500,000	5,000,000
Total Equity	**$ 100**	**$ 4,500,000**	**$ 5,000,000**
Total Capitalization	**$ 100**	**$ 4,500,000**	**$ 5,000,000**

DISTRIBUTIONS

The following is a general summary of the terms of the offering relating to distributions to Investors. This summary is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as an exhibit to this Offering Circular. Prospective investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective investors should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

If we officially open the Broadway Production in New York City, we intend to commence making cash distributions to Investors of the Company at such times as we have a cash reserve deemed adequate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, including, without limitation, the replenishment or creation of reserves. Due to the inherent risks of mounting a theatrical production, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

We may make the following types of cash distributions in the future:

Recoupment of Investments

At such time as we have a cash reserve deemed appropriate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, we intend to make cash distributions to Investors until their total investments shall have been fully repaid. Distributions will be made pro-rata based on the ownership of Units.

Distribution of Adjusted Net Profits

After Investors have received back their investments pursuant to the preceding paragraph Investor Recoupment will have occurred. Following Investor Recoupment, further distributions will be considered distributions of Adjusted Net Profits and will be paid 50% to Investors (pro-rata based on their Units) and 50% to our Managing Member. Investors should note that certain parties (currently limited to the Author and the general manager of the Broadway Production) are entitled to receive a share of Net Profits, which will have the effect of reducing the amount of Adjusted Net Profits. *See, Risk Factor Number 6.*

Liquidating Distribution

The Company will be dissolved when the Manager determines that no further income is likely to be received by the Company. Upon dissolution, the assets of the Company shall be liquidated and the cash proceeds shall be applied first to pay off all liabilities, then to repay Investors' investments if they have not yet been repaid, with any surplus to be divided among the

Investors and the Managing Member in the same manner in which Adjusted Net Profits are distributed. If the Company becomes entitled to receive a share of Excess Subsidiary Rights Income, the Company could continue to receive income for many years following the point at which all productions of the Musical that are produced or licensed by the Company have closed. To save the administrative costs associated with continuing to prepare financial reports and making distributions to a large number of Investors, the Company reserves the right to sell its entitlement to Excess Subsidiary Rights Income. *See, Risk Factor Number 8.*

Additional Profit Participation

The Managing Member reserves the right to pay to any individual Investor an additional participation in Adjusted Net Profits for any reason whatsoever, provided such participation is payable solely from the Managing Member's share of Adjusted Net Profits and does not affect the percentage of Adjusted Net Profits payable to the Investors.

No Payment of Interest

We will not pay any Investor any interest on the investment made in the Company, and any interest earned on such investment shall belong to the Company. If the Minimum Offering is not achieved, investments will be refunded without interest.

Possible obligation to return distributions previously made

If the Managing Member makes a distribution to the Investors and, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Investors on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, then any Investor who receives such distribution and who knew at the time of the distribution that it would result in the Company's liabilities exceeding the Company's assets shall be liable to the Company for the amount of the distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following management discussion and analysis of financial condition and results of operation contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Offering Circular. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our financial statements and related notes filed as an exhibit to this Offering Circular.

General

Godspell LLC was formed on January 25, 2010 as a Delaware limited liability company, solely to produce the musical known as "Godspell" (the "*Musical*") on Broadway (the "*Broadway Production*") and to exploit all other rights in the Musical acquired from its authors. We are a development stage company that has a limited operating history and has generated no revenues. At this time, our only material asset is our agreement in principle with the authors of the Musical (collectively, the "*Author*") granting us the option to produce the Broadway Production, which agreement has not yet been signed. Such agreement will also enable us to produce and sell Godspell-related merchandise, including cast albums, all subject to the Author's approval. If the Broadway Production runs successfully, we also will have options to license additional first class companies of the Musical in the United States and Canada, and in the British Isles, Australia and New Zealand.

We plan to mount the Broadway Production no earlier than June 1, 2010 and no later than December 31, 2011. It is anticipated that the Broadway Production will have an open ended run in a small Broadway theater (e.g., with a seating capacity between 675 and 1,100), such as The Circle in the Square Theater, which has a seating capacity of approximately 700 seats or the Booth Theater, which has a seating capacity of approximately 766 seats. However, no license has been entered into with The Circle in the Square Theater, the Booth Theater or any other theater, and there is no assurance that the theater we seek will be available or available on acceptable terms.

Plan of Operations

Opening a Broadway production is a complex process that involves many parties. Once the production is open, it will continue to run as long as ticket sales are favorable, and it cannot be financially successful unless it runs for a substantial period of time. We intend to proceed in the following way:

From Now to Achievement of the Minimum Offering

Because all Investor funds will be maintained in a special account pending achievement of the Minimum Offering, we will have available only those funds made available to us by Accredited Investors. Thus, while we do not anticipate commencing the construction of sets and costumes, we will endeavor to line up contracts with those persons whose services we seek. In addition to the Production Contract and our contract with the general manager of the Broadway Production, we expect to enter into contracts with a director, a theater, and possibly others, including certain designers. During this period we expect to engage a casting director and to commence casting the Broadway Production. We also intend to commence planning our marketing efforts, and may enter into agreements with marketing and public relations firms. In this regard, Investors should note that the Managing Member is expected to be separately engaged and compensated to provide marketing and internet marketing services to the Company.

From Capitalization to Opening Night of the Broadway Production

After we achieve the Minimum Offering, we intend to place under contract all elements of the Broadway Production not yet under contract. That would likely include most of the cast and certain designers as well as any parties mentioned above who were not yet under contract, including, without limitation, the theater. During this period we would develop and mount marketing and advertising campaigns for the Broadway Production. Ticket sales would begin, including group sales, and we would seek to secure as large an advance sale as is possible.

Rehearsals are likely to start five and one-half weeks prior to the anticipated opening night of the Broadway Production. Rehearsals initially will take place in rented facilities, and not in the theater for the Broadway Production. Rehearsals in the theater will commence approximately ten days prior to the opening. Rehearsals will involve not just the cast, but we will also need to rehearse the technical aspects of the production to ensure that all of the staging, scenery, lighting and sounds systems work as planned.

We have the right to sell merchandise related to the Broadway Production and intend to commence the development of prototypes for submission to the Author for approval. It is likely that we will engage a third party merchandise company to manufacture approved merchandise for sale in the theater and via our website. We also have the right to produce and sell cast albums of our Broadway Production and, if possible, we will seek to have a cast album recording for sale prior to the official opening of the Broadway Production (although it often is the case that the cast album is not recorded, if at all, until after the opening).

Following the completion of rehearsals, we intend to commence a preview period of two to four weeks. During this period, we will further rehearse the Broadway Production, gauge audience response and fine-tune the production. Tickets will be sold for preview performances, but most productions incur losses during the preview period.

We will seek as much publicity as possible for the official opening of the Broadway Production. The day following the opening, newspapers will carry theater critics' reviews of the Broadway Production. The nature of those reviews will have a significant impact on our marketing efforts – e.g., we may be seeking to exploit rave reviews, or we may be seeking to overcome negative or lukewarm reviews.

Following the Official Opening of the Broadway Production

Following opening night of the Broadway Production, we intend to focus our efforts on the day-to-day running of the Broadway Production, including the ongoing advertising and marketing campaigns. We also will be responsible for managing unforeseen events that arise with respect to the Broadway Production (e.g., the illness of a major cast member). If we have not previously done so, we would also begin or continue negotiations with respect to the cast album for the Broadway Production.

If the Broadway Production is well received, we may consider exploiting our right to license additional companies of the Musical in the United States and Canada. We do not anticipate additional "sit-down" companies of the Musical in such territory; rather, it is most likely that any additional company would be in the form of a touring production. We also would explore the prospect of exercising our options to license additional first class companies of the Musical in the British Isles, Australia and New Zealand. We would receive license fees in connection with any licensed productions, and would not invest any Company funds.

Operating Budget

The Operating Budget which follows is an estimate of the weekly Running Expenses (defined on page 13) of the Broadway Production prior to Recoupment. The Operating Budget assumes that the royalty formula *(see, Royalty Formula)* is in effect, but that there are no Weekly Profits, as a result of which the royalty participants would receive only minimum weekly guarantees which, in the aggregate, are not expected to exceed $20,000. Theater costs are included, other than variable theater rent, projected to be equal to 6% of gross weekly box office receipts. As with the Production Budget, actual expenditures cannot be predicted with certainty and may vary substantially from these estimates. In particular, since at this stage almost no agreements have been reached, the following Operating Budget is simply our best estimate of likely costs. We reserve the right to revise the Operating Budget, we note that it is almost certain that many of the line items below will require adjustment, and we make no representations as to the final actual running expenses of the Broadway Production as a whole or as to any particular line item.

SALARIES	**$**	**$**
Actors' Equity Association	37,737	
ATPAM	9,180	
IATSE	16,060	
AFM (See Theater Exp.)	3,600	
Taxes/Benefits @ 27%	17,976	
SUBTOTAL		84,553
PRESS/MARKETING		
Press Agent Expenses	500	
Marketing Expenses	1,200	
Website Fee	1,200	
TDI Co-op	1,125	
Booth/Miscellaneous	875	
SUBTOTAL		4,900
ADVERTISING		
Print Ads		
Radio		
TV		
Outdoor/Tourist		
SUBTOTAL		85,000
DEPARTMENTAL		
Rentals	18,000	
Carpenter	600	
Props	500	
Electrics/Sound	1,250	

Wardrobe/Hair	1,000	
Stage Mgr/Company Mgr	400	
Miscellaneous	250	
SUBTOTAL		22,000
OTHER COSTS		
Insurance	3,500	
Executive Producer	1,000	
Accounting	1,000	
Legal	500	
Office Fees	2,500	
League Dues	BO Statement	
Phones/Xerox/Fedex/Misc.	500	
Rehearsals/Work Calls	500	
Cast/Costume Replacement	500	
Fixed Royalties	2,250	
Miscellaneous	600	
SUBTOTAL		12,850
THEATRE COSTS		
House Payroll	20,000	
Weekly Operating Expenses	13,500	
IATSE	22,000	
AFM	17,000	
MAP Fund	1,122	
Miscellaneous Expenses	5,000	
SUBTOTAL		78,622
TOTAL FIXED COSTS		287,925
ESTIMATED ROYALTY GUARANTEES		20,000
TOTAL FIXED EXPENSES		**307,925**

Recoupment Schedule

Set forth below is an estimated recoupment schedule (the "*Recoupment Schedule*") to assist Investors in understanding how long it will take to recoup Investors' investments under certain scenarios. However, there can be no assurance that any portion of Investors' investments will be recouped, and Investors should be prepared for the complete loss of their investments. *See, Risk Factor Number 1.*

CALCULATION OF RECOUPMENT OF PRODUCTION COSTS WITHOUT CONTINGENCY, ADVANCES AND BONDS

The Recoupment Schedule contains the following assumptions: 700 seat theatre and Average Ticket Price of $114.75

PERCENT OF CAPACITY	100%	90%	80%	70%	60%
GROSS	$647,600	$582,840	$518,080	$453,320	$388,560
ADJUSTED NET GROSS (5%)	$615,220	$553,698	$492,176	$430,654	$369,132
THEATRE SHARE @ 6%	$36,913	$33,222	$29,531	$25,839	$22,148
COMPANY SHARE	$578,307	$520,476	$462,645	$404,815	$346,984
FIXED EXPENSES	$287,925	$287,925	$287,925	$287,925	$287,925
PROFIT	$290,382	$232,551	$174,720	$116,890	$59,059
ROYALTY POOL AT 31%	$90,018	$72,091	$54,163	$36,236	*$20,000
PROFIT	$200,363	$160,460	$120,557	$80,654	$39,059
weeks to Recoup					
$4,313,945	21.53	26.88	35.78	53.49	110.45
* Minimum Weekly Guarantee					

The Recoupment Schedule estimates how many weeks the Broadway Production will have to run to generate sufficient operating profits to repay the non-returnable elements of the Production Budget. This does not mean that the Managing Member would actually make the indicated distributions. Accordingly, the number of weeks required to recoup Investors' investments will not necessarily coincide with actual distributions to Investors.

Numerous assumptions are included in the Recoupment Schedule. Changes in any one or more of the following assumptions could materially alter the Recoupment Schedule:

- The Recoupment Schedule assumes that Running Expenses will be in accordance with the Operating Budget above.
- The Recoupment Schedule assumes that Production Expenses will be in accordance with Production Budget set forth on page 22 above.
- The Recoupment Schedule assumes that a royalty formula will be in effect for the Broadway Production. *See, the Production Contract.*

- In determining the capital to be recouped, the Recoupment Schedule excludes recoverable items such as bonds and deposits and assumes that we will not spend our reserve for contingencies.
- The Recoupment Schedule assumes that the theater in which the Broadway Production will be presented will have 700 seats.
- The Recoupment Schedule assumes that tickets will be sold at an average price of $114.75 per ticket.

Investors also should recognize that what the Recoupment Schedule refers to as "100% of capacity" is a projection that assumes that 100% of the seats are sold without discount (i.e., 700 seats with an average ticket price of $114.75 per ticket). If some tickets are sold at a discount, which almost always is the case, the Broadway Production will operate at less than 100% capacity even if all tickets are sold. Investors should recognize that the Recoupment Schedule at 100% of capacity is highly optimistic scenario, and that extraordinarily few shows operate at 100% of capacity.

The estimates contained in the Recoupment Schedule are subject to change and, of course, there can be no assurance that the Broadway Production will run for any particular length of time or that it will have audiences of any specified size for any specified length of time or that tickets sold will be at full price. It is highly unrealistic to expect that the Broadway Production will achieve the maximum weekly gross revenue. Furthermore, both Production Expenses and Running Expenses may vary from the levels included in the Recoupment Schedule, and such changes could materially alter the Recoupment Schedule. Most Broadway productions do not run long enough to achieve Recoupment.

Results of Operations for Period Ended January 31, 2010

We did not earn any revenues from inception through the period ending January 31, 2010. We do not anticipate generating revenue until we have mounted the Broadway Production. We are presently in the development stage of our business and we can provide no assurance that we will generate any income on the Broadway Production that we are producing.

Liquidity and Capital Resources

We had current assets in the amount of $100 as of January 31, 2010, consisting of $100 in cash. We have no current liabilities and we have a working capital of $100.

We are completely dependent upon obtaining financing in this offering to pursue our plan of operations. We intend to raise funds to finance our immediate and long-term operations through an offering of Units. The successful outcome of our financing activities cannot be determined at this time and there is no assurance that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

These factors, among others, raise doubt about our ability to continue operations. The accompanying financial statements do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

Off Balance Sheet Arrangements

As of January 31, 2010, there were no off balance sheet arrangements.

DESCRIPTION OF THE COMPANY'S BUSINESS

The Business of Broadway

We are in the commercial theater business which, in the United States, is generally separated into two categories, New York City and outside New York City. New York City is the central and principal venue for commercial theater in the United States with a significant resident population of theater-goers and a tourist population that attends the commercial theater regularly. The commercial theater business in New York City consists of Broadway productions, which are presented in theaters with more than five hundred (500) seats principally in the Times Square area or "Off-Broadway" productions, which are presented in theaters with fewer than five hundred (500) seats throughout the borough of Manhattan. Plays and musicals tend to be produced on an open ended basis in New York City, which means that instead of being scheduled for a particular run (e.g., two weeks of performances), they can run for an unlimited period of time, assuming sufficient ticket sales.

A theatrical producer begins the process of producing a play or musical by obtaining, alone or with others, an option for the right to present the play on the live stage in New York City (either on Broadway or Off-Broadway) from the author or authors of the play or musical. Such option is exclusive to the producer and usually contains additional options for the producer to present the play on tour and in other cities in the United States and Canada as well as certain international territories (most frequently the British Isles, Australia and New Zealand). It is typical for the producer to pay the playwright a non-returnable advance against the royalty to be paid to the playwright when the production is up and running.

Usually, once the rights have been obtained, theatrical producers will form a corporate entity such as a limited liability company or a limited partnership to serve as the production entity. Virtually simultaneously with the creation of the entity and preparation of the offering papers, the producers will usually begin to assemble the necessary business and creative elements and personnel. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. In addition, the producers will seek to secure a theater for the production. On the creative side, the producers will retain a director, a casting director, the cast, a choreographer (if necessary), designers for the set, costumes, lighting, sound and hair, a stage manager, a musical director and a conductor (if the production is a musical), and other related personnel.

The minimum compensation paid to the above-mentioned personnel is usually paid in accordance with applicable guild and union rules, and certain persons will negotiate terms in excess of such minimums. Many are entitled to royalties based on gross weekly box office receipts, including the producers. General managers, and prestigious directors and authors sometimes also receive a share of Net Profits. Notwithstanding the foregoing, most Broadway productions now pay the royalty participants on the basis of a royalty formula pursuant to which the royalty participants share a percentage of weekly net operating profits (subject to a minimum weekly guaranty) instead of receiving a percentage of gross weekly box office receipts. The purpose of the royalty formula is to accelerate recoupment (and it is our intention to put a royalty formula in place for the Broadway Production).

At times, before coming to New York City, a show will have an out-of-town run or will be produced by a regional theater in a developmental production. Once the determination is made to produce the show in New York City, a rehearsal period that might range from four to fourteen weeks typically will precede the commencement of public performances. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

If a Broadway production has a favorable run in New York City, the producers will often endeavor to exploit their right to produce or license additional companies of the production. The most common additional exploitation would be the formation of a new company to conduct a touring production throughout North America. Touring companies typically are formed to produce musicals, since few dramatic productions can attract sufficient audiences on a nation-wide basis. In addition to North American touring companies, the producer also may produce or license sit-down companies in North American (e.g., an open-ended Chicago run of a particular production), and foreign productions if the producer has secured such rights.

The Production Company

We are a limited liability company formed in the State of Delaware on January 25, 2010, solely to produce and present the musical "Godspell" on Broadway and to exploit certain ancillary rights therein. We have a limited operating history and there has been no bankruptcy, receivership or similar proceeding, nor has there been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business since our date of formation.

We are located at the offices of our Managing Member, Davenport Theatrical Enterprises, Inc., 250 West 49TH Street, Suite #301, New York, NY 10019, telephone: 212 874-5348, Fax: 212 874-4664.

We intend to present the Broadway Production no earlier than June 1, 2010, and no later than December 31, 2011 and currently anticipate presenting the Broadway Production at a small

Broadway theater such as The Circle in the Square Theater in New York City which seats approximately 700 persons or the Booth Theater in New York City which seats approximately 766 persons. However, we have no agreement with any theater. There is no assurance that the theaters that seem best suited for the Broadway Production will be available when we are prepared to proceed with the Broadway Production, and even if one or more such theaters is available, there is no assurance that we will be able to agree on terms.

We are managed by the Managing Member, and the Managing Member will have sole and complete control over the financial management and business affairs of the Company. The Company has no board of directors or management committee, and Investors will have no input regarding our operations. The Managing Member is solely managed and controlled by Ken Davenport. *See, Management.* We have no equity compensation plans.

Our business plans with regard to the production and marketing of the Broadway Production are set forth above in the section entitled *Management's Discussion of Financial Condition and Results of Operations*. We will be fully capitalized upon the receipt of investments from Investors totaling $5,000,000 (or such lesser amount as the Managing Member determines is sufficient to produce the Broadway Production, but in no event less than $4,500,000).

Investors in the Company will be those persons who invest in the Company in accordance with the terms of this offering by purchasing Units. If the Managing Member purchases Units, then with respect to such investment, the Managing Member also will be deemed to be an Investor.

The Managing Member

Davenport Theatrical Enterprises, Inc. will be the Managing Member of the Company and the producer of the Broadway Production. The sole officer, director and employee of the Managing Member is Ken Davenport. See, *Management*.

Bookwriter

The book of the Musical was written by John-Michael Telebak who also directed the initial New York productions at La MaMa Experimental Theatre Club, the Cherry Lane Theatre, the Promenade Theatre, and on Broadway. He co-wrote with David Greene the 1973 film version of *Godspell*. Mr. Tebelak died on April 2, 1985, at age 35.

Composer/Lyricist

In 1971, Stephen Schwartz wrote the music and new lyrics for the Musical, for which he won several awards, including two Grammys. Among his additional credits are the following: in collaboration with Leonard Bernstein, he wrote the English texts for Bernstein's *Mass*, and he wrote the music and lyrics for *Pippin* and *The Magic Show*. Mr. Schwartz's most recent musical, *Wicked*, opened in the fall of 2003 and is currently running on Broadway and in several other productions around the United States and the world.

Production Contract

The Company has agreed on the material terms of the Production Contract with the Author (specifically, the loan-out company that holds the rights of the composer/lyricist Stephen Schwartz and the Tebelak Heirs Joint Venture, which holds the rights of the deceased bookwriter, John-Michael Tebelak). The following is a summary of the terms of the Production Contract in its current form. Since the Production Contract has not been signed these terms could still change.

Pursuant to the Production Contract, the Author will be entitled to a nonreturnable payment of Eighteen Thousand Dollars ($18,000) in consideration for which we will have a twelve (12) month option period within which to commence the Broadway Production. For an additional payment of Eighteen Thousand Dollars ($18,000) we will have an additional twelve (12) month option period within which to commence the Broadway Production. If we fail to commence paid public performances of the Broadway Production within the applicable option period, our right to produce the Musical will expire.

The Production Contract states that the Author is to receive a royalty of 6% of gross weekly box office receipts, rising to 8% of gross weekly box office receipts upon recoupment of 110% of Production Expenses ("110% Recoupment"). However, provided that all royalty participants (i.e., all parties entitled to share in gross weekly box office receipts other than star(s) and theatre), including the Managing Member with respect to its producer fee, agree to waive their right to a royalty based on gross weekly box office receipts and agree instead that their royalties shall be subject to a royalty formula, the Author has agreed to be paid pursuant to a royalty formula. We intend to require that all royalty participants agree to a royalty formula for the Broadway Production.

Pursuant to the royalty formula to be in effect for the Broadway Production, the Author will receive a minimum weekly guarantee of Six Thousand Dollars ($6,000) against 15.56% of weekly net operating profits ("Weekly Profits"), increasing at 110% Recoupment to a minimum weekly guarantee of Nine Thousand Dollars ($9,000) against 17.78% of Weekly Profits. We have also agreed to pay the Author five percent (5%) of Net Profits starting at 110% Recoupment, increasing to six and one-half percent (6.5%) of Net Profits following one hundred and fifty percent (150%) Recoupment, and further increasing to eight percent (8%) of Net Profits following two hundred percent (200%) Recoupment. If Net Profits are achieved, the payment of a share of Net Profits to the Author will reduce the amount of Adjusted Net Profits available to be shared by Investors and the Manager. *See, Risk Factor Number 6.*

For the services of Stephen Schwartz as a creative consultant to the production (which position will not give him any management authority with respect to the Company), we agreed to pay him an additional royalty of .25% of gross weekly box office receipts. However, with respect to the Broadway Production, instead of such royalty, Mr. Schwartz will participate in a royalty formula pursuant to which he will receive a minimum weekly guarantee of One Thousand Dollars ($1,000), against 2.22% of Weekly Profits in consideration of his creative consulting services. It is anticipated that this creative consultant royalty will commence only from and after Recoupment with all amounts otherwise due between Recoupment and 110% Recoupment to be deferred and paid only at 110% Recoupment.

We will have the right to produce and exploit a cast album of the Broadway Production, provided that the terms of the applicable recording contract shall be subject to the Author's reasonable approval. The net proceeds in connection with such exploitation will be split sixty percent (60%) to the Author and forty percent (40%) to the Company. In addition, we will have merchandising rights in the Broadway Production, which we intend to license to a merchandise specialist. With respect to in-theater sales of merchandise, the Author is entitled to receive ten percent (10%) of the gross retail sales (less taxes), but not in excess of fifty percent (50%) of the Company's license fee from such sales. With respect to sales in other locations, the Author is entitled to receive fifty percent (50%) of the Company's license fee from such sales.

In addition to the right to produce and present the Broadway Production, we have secured the exclusive right to present one or more first class performances of the Musical in the United States and Canada, including touring performances. In addition, provided that we have presented the Broadway Production for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening), "vesting" will occur under the terms of the Production Contract, and we will have the right to acquire and exercise production rights in the British Isles, Australia and New Zealand (each, an "Additional Territory"), subject to certain terms and restrictions set forth in the Production Contract.

During the period that we are producing and presenting the Musical, the Author has agreed to refrain from authorizing first or second class commercial productions of the Musical in the United States or Canada, or in any Additional Territory.

Because the Broadway Production is a revival, we will have limited participation in the Author's subsidiary rights income, if any. If we "vest" as set forth above in the United States and Canada, we shall share in 25% of "Excess Stock and Amateur Subsidiary Rights Earnings" in the United States and Canada for a period commencing at such time as we achieve such vesting, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada. If we have vested in any Additional Territory (i.e., we present the Musical for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening) in such Additional Territory), we shall share in 25% of such "Excess Stock and Amateur Subsidiary Rights Earnings" in such applicable Additional Territory for a period commencing on the date we vest in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in each such applicable Additional Territory. Further, if we vest as set forth above in the United States and Canada, then with respect to any foreign territories where we do not present the Musical, we shall share in 15% of the "Excess Stock and Amateur Subsidiary Rights Earnings" in each such applicable foreign territory for a period commencing on the date we achieve vesting in the United States and Canada, and ending seven (7) years thereafter.

As defined in the Production Contract, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions ("Agents' Commissions") during the five (5) years prior to the official press opening of the Broadway Production by the Company (or the initial commercial production with respect to the applicable Additional Territory) shall be averaged to reach an average annual figure (the "Annual Average"). Thereafter, the amount by which annual stock and amateur rights earnings for the applicable territory, net of Agents' Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income.

Theater

We intend to present the Broadway Production in a small Broadway theater with a seating capacity of between 675 and 1,100. However, we have made no agreement to date with a theater owner for a theater license, and there can be no assurance that a theater of the sort we would prefer will be available when we are ready to commence the Broadway Production. Nor can there be any assurance that if any such theater is then available, we will be able to negotiate favorable terms given the high level of competition among Broadway producers that currently exists for the limited number of Broadway theaters. A typical Broadway theater license agreement will provide that the theater owner receives a fixed weekly payment, a percentage of gross weekly box office receipts, and reimbursement of expenses associated with the operation of the theater (including, without limitation, salaries of box office personnel, ushers, stage hands and musicians). The theater license will allow us to remain in occupancy and to continue to present the Broadway Production for as long as we elect; provided, however, that if ticket sales fall off and we do not elect to close our production, the typical Broadway theater license will give the theater owner the right to evict us if ticket sales fall below a specific threshold set forth in the license agreement for a period of two consecutive weeks.

Other Personnel

We intend to enter into contracts with the director, choreographer, designers and other personnel. No such contracts have yet been entered into, and there is no assurance that we will be able to secure the services of those whom we would most like to work with or that such persons, if available, will agree to terms we find acceptable.

The General Manager

We have retained the services of The Charlotte Wilcox Company (the "*General Manager*") to provide customary general management services for the Broadway Production. Such services typically include, without limitation, the preparation of production and operating budgets, negotiating contracts for goods and services utilized in connection with the production, supervising and managing the production company's accounts, including, without limitation, payroll, and other services related to the business affairs of the production company. In connection with their services, general managers typically are given authority by the producer to enter into contracts on behalf of the production company. However, such authority applies to contracts that have been pre-approved by the producer. In no event will the General Manager be considered an officer of the Company, and our Managing Member will retain ultimate authority with respect to our operations. The General Manager has served as general manager for many Broadway productions including, without limitation, recent revivals of *West Side Story* and *Grease*, and other productions such as *The Drowsy Chaperone*, *The Wedding Singer* and *Dirty Rotten Scoundrels*.

Compensation of Managing Member, General Manager, Theater, and Creative Personnel

Compensation of the Managing Member

Compensation as Producer

The Managing Member is the producer of the Broadway Production. As compensation for its services it is expected that the Managing Member will receive a one-time production fee of $20,000 following the closing of the Minimum Offering. In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000. In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.

Share of the Adjusted Net Profits

The Managing Member will be entitled to receive 50% of our Adjusted Net Profits. The other 50% will be allocated to Investors pro rata in accordance with their ownership of Units. The Managing Member reserves the right to accord others, including, without limitation, certain Investors, a share of its Adjusted Net Profits (or other financial entitlements).

Reimbursement or Conversion of Advances into Units

If the Managing Member advances any production expenses to the Company, it will be entitled to be reimbursed. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, in which event the Managing Member will become an Investor to the extent thereof.

Compensation for Additional Services

It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company. Such services are not customarily performed by Broadway producers. Instead, third parties usually are engaged to perform such services. The Managing Member has experience providing such services, and will provide such services to the Company for a fee comparable to the fee that would be charged by a third party service provider.

Compensation of Bookwriter and Composer/Lyricist

See discussion under *Production Contract* above.

Compensation of Director

We have not engaged a director yet but we anticipate entering into an agreement with a director, which would entitle the director to an advance, a weekly fee and a royalty (that, in connection with the Broadway Production, will be subject to the royalty formula).

Compensation of the Cast

The cast has not yet been selected for the Broadway Production. As is typical for Broadway production companies, we intend to enter into contracts with performers on at least the minimum terms approved by Actors' Equity Association, although nothing would prohibit us from agreeing to terms with certain members of the cast which are above such minimum terms. If we cast "stars" in any of the lead roles, such stars may receive in addition to guaranteed compensation, a percentage of gross weekly box office receipts above certain levels and perhaps even a share of our Net Profits.

Compensation of Other Personnel

The Company also plans to hire other personnel, including among others a choreographer, an orchestrator and musical director, as well as scenic, lighting, costume, and sound designers. All will receive basic compensation in accordance with applicable guild or union standards. Certain of such persons are likely to negotiate amounts in excess of such standards. Stage hands will be engaged by the theater, and we will reimburse the theater for all such costs, and the same procedure will be followed in connection with the engagement of musicians.

The foregoing is not a complete list of all of the personnel who will be engaged by us. In all circumstances, we intend to enter into agreements with such personnel on standard terms for the industry, taking into account the caliber of the particular persons involved.

Compensation of General Manager

The Company and the General Manager have agreed in principle that in exchange for the General Manager's services in connection with the Broadway Production, the General Manager will receive a fee of Forty Thousand Dollars ($40,000), a weekly fee of Three Thousand Five Hundred Dollars ($3,500), a weekly cash office charge of $500, and a share of Net Profits (currently expected to be between 1% and 2%).

Gross Participants and Net Participants

We reserve the right to enter into contracts providing for payment of percentages of gross weekly box office receipts or Net Profits to stars or others. Any increase in the amount of gross weekly box office receipts will increase the amount of time the Broadway Production will have to run for Investors to recoup their investments, and any compensation consisting of a share of Net Profits will reduce the Adjusted Net Profits available to Investors.

Royalty Formula

As discussed above, a royalty formula will be in effect for the Broadway Production. As a result, and for the purpose of accelerating Investor Recoupment, the royalty participants will receive a share of Weekly Profits instead of a percentage of gross weekly box office receipts. The terms applicable to the Author are described above in *Production Contract*, and the Author will be the largest royalty recipient. Because agreements have not been reached with other royalty participants such as the director, the choreographer and certain designers, we cannot know for certain what percentage of operating profits will be assigned to the royalty pool prior to Recoupment, with some increase to follow post-Recoupment.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Managers, executive officers, promoters and control persons

Ken Davenport, age 37, is the sole owner, officer and director of our Managing Member. Neither we, nor our Managing Member has other executive officers or key employees. Set forth below is biographical information with respect to Ken Davenport.

Biography

For the past five years, Ken Davenport, through the Managing Member, has been best known for producing Off-Broadway productions. Ken Davenport, is the only independent producer to have three shows running simultaneously Off-Broadway: *Altar Boyz*, *The Awesome 80s Prom* and *My First Time*. While neither the Managing Member nor Ken Davenport has been lead producer for a Broadway production, the Managing Member has served as a co-producer on the following Broadway productions, providing financial support and advice (but not in a decision making capacity): *13, Speed-The-Plow*, Will Ferrell's *You're Welcome America*, *Blithe Spirit* with Angela Lansbury; and most recently *Oleanna* with Bill Pullman and Julia Stiles. In addition to *Godspell*, Ken Davenport is planning a revival of Aaron Sorkin's *A Few Good Men* for Broadway and adapting the novel and film *Somewhere in Time* into a musical. Ken Davenport was also featured in Crain's 40 under 40.

Within the past five years, the Managing Member produced and presented the following productions: *Altar Boyz* (Off-Broadway and on tour), *My First Time* and *The Awesome 80s Prom*. The following table sets forth the opening and closing dates for each show as well as the return to investors for each dollar invested in the show:

Title of Show	Opening Date	Closing Date	Return on $1.00 Investment	Production Entity
Altar Boyz (Detroit)	September 8, 2005	December 18, 2005	$0.345	Altar Boyz Motown, LLC
Altar Boyz (NYC)	March 1, 2005	January 10, 2010	$1.20	Altar Boyz Limited Partnership
Altar Boyz Tour	October 3, 2006	May 13, 2007	$1.1678	The Altar Boyz on the Road Limited Partnership
My First Time	July 26, 2007	January 22, 2010	$1.35	My First Limited Partnership
The Awesome 80s Prom	September 10, 2004	Still running	$3.9250	The Awesome 80s Limited Partnership

Executive Compensation

Ken Davenport controls our Managing Member, and any compensation paid to him for providing services will be paid by the Managing Member.

We have no other managers and officers.

Employment Agreements

We have no employment agreements with any executive officer or director.

Reimbursement of Managing Member

The Managing Member shall be reimbursed for expenses as set forth in *Compensation of the Managing Member*.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Units as of January 31, 2010 by (i) by each person who is known by us to own beneficially more than 5% of our membership interests, (ii) by each of the named executive officers and (iii) by all our managers and executive officers as a group. On such date, we had one Unit outstanding.

Name and Address of Beneficial Owner	Units Beneficially Owned	Percentage of Class Beneficially Owned
Davenport Theatrical Enterprises, Inc.(1)(2)(3)(4) 250 West 49th St., Suite #301, NY, NY 10019	1	100%
All Current Executive Officers and Managers as a group (one person)	1	100%

(1) Indicates manager
(2) Indicates officer.
(3) Kenneth A. Hasija (p/k/a Ken Davenport) is the director and sole beneficial owner of Davenport Theatrical Enterprises, Inc.
(4) Davenport Theatrical Enterprises, Inc. is the Managing Member of the Company and in its capacity as the Managing Member is entitled to fifty percent (50%) of the Adjusted Net Profits of the Company pursuant to the terms of the Operating Agreement, which entitlement is unrelated to the Managing Member's ownership interest of one Unit.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managing Member, have other relationships that may create disincentives to act in the best interests of the Company and its Investors. The Managing Member has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

In evaluating these conflicts of interest, prospective investors should be aware that the Managing Member has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. If prospective investors have questions concerning the duties of the Managing Member, such prospective investor should consult with his or her counsel.

Relationship of Managing Member and Producer

The Managing Member and producer are the same entity. It may be in the Managing Member's interest as the producer to continue to present the Broadway Production, when it may be in the interest of Investors for the run of the Broadway Production to be terminated. This risk is heightened by the Managing Member's anticipated entitlement to weekly fixed and variable fees. *See, Compensation of the Managing Member.*

Compensation of Managing Member and Producer

Our agreements and arrangements with the Managing Member are not the result of arm's length negotiations.

Competition by the Company for Management Services

The obligations of the Managing Member to the Company are not exclusive. The Managing Member and its principal are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Company. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and as potential conflicts of interest.

Lack of Separate Representation

The Company and the Managing Member are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Managing Member and its affiliates.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations described in the Company's Operating Agreement, a copy of which is attached as an exhibit hereto.

The Units will not provide the holder with any right to vote on the actions of the Company, except to replace the Managing Member in the event of its bankruptcy, dissolution or resignation. The Units grant the holder the right to receive distributions as set forth in the Operating Agreement. *See, Distributions.*

The Units may not be transferred without the consent of the Managing Member, which it may grant or withhold in its discretion. Consent may be conditioned on the transferring Investor complying with such conditions as may be prescribed by the Managing Member.

Operating Agreement

The rights and obligations of the Managing Member and the Investors will be governed by the Company's certificate of formation and the Operating Agreement. The following sections summarize the material provisions of the Operating Agreement that are not discussed elsewhere in this Offering Circular. This outline is not definitive, and potential investors are advised to read and have their advisors read the Operating Agreement in its entirety. It is annexed to, and forms a part of, this Offering Circular.

Powers of Managing Member

The Managing Member has full, exclusive and complete authority and discretion over the business of the Company. Investors have no right or power to take part in the management of, or to bind, the Company except as otherwise provided by law.

Liability of Investors

Investors will not be personally liable for any debts, obligations or losses of the Company beyond the amount of such Investor's investment and share of the undistributed Adjusted Net Profits.

Liability of the Managing Member

The Managing Manager or its affiliates will not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company; provided, however, the following conditions are met: (x) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable.

Indemnification of the Managing Member

The Company (but not the Investors personally) indemnifies and holds harmless the Managing Member and its affiliates, from any claim, loss, expense, liability, action or damage resulting from any act or omission in the conduct of the business of the Company provided that the following conditions are met: (a) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (b) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (c) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable, and (d) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to limitations described below with respect to the advancement of Company funds, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Managing Member in defense or prosecution of any action relating to such act or omission).

Notwithstanding anything to the contrary contained in the foregoing paragraph the Managing Member, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (c) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The Company may not incur the cost of that portion of liability insurance which insures the Managing Member or its affiliates for any liability as to which the Managing Member or its affiliates, as applicable, is prohibited from being indemnified under this section.

The advancement of Company funds to a Managing Member or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (b) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (c) the Managing Member or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the Operating Agreement, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Abandonment, Termination and Liquidation

Abandonment of Production. The Managing Member at any time may abandon all further Company activities for any reason. At such point it shall so notify each of the Investors and the Company shall be terminated on such date as the Managing Member may designate. As of the date so fixed, the term of the Company shall end and the Managing Member shall liquidate the Company assets.

Termination. The term of the Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed or otherwise terminated, and all financial affairs relating thereto have been settled; or (b) the resignation, dissolution or bankruptcy of the Managing Member, unless Investors holding a majority of the Units determine within thirty (30) days after such event to continue the business of the Company and, in such event, the Investors shall designate a substitute managing member who has agreed in writing to serve in such capacity. Upon any termination, the Managing Member will liquidate the affairs of the Company.

Liquidation of Company Assets. Where the Company is terminated or the activities of the Company are abandoned, the assets of the Company will be liquidated as promptly as possible and any cash proceeds shall be applied as follows, and in the following order of priority:

- to the payment of all debts, taxes, obligations and liabilities of the Company and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as hereinafter provided.

- to the repayment of the cash contributed, or deemed to have been contributed, by the Investors (if any shall then remain unpaid), said Investors sharing each such repayment proportionately to their respective investments; provided, however, that no amount shall be distributed to any Investors in excess of the balance of such Investor's capital account.

- the surplus, if any, of the said assets then remaining shall be divided among all the Investors in proportion to the balance of their capital accounts.

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at such price and terms as the Managing Member, in good faith, deems fair and equitable. We may also sell our entitlement to Excess Subsidiary Rights Income. Any Investor or the Managing Member, or any company, corporation or other firm in which it, or any of them, are in any way interested, may purchase said assets at such sale. Only physical assets need be sold.

Right of Company to Procure Additional Funds

If Production Expenses are higher than projected, or if the Company is operating unprofitably, we have the right to take in additional funds in the form of loans, if available. Any such loans will be on such terms, and will bear such interest, as may be negotiated. However, (i) if a lender becomes entitled to receive a share of Adjusted Net Profits, that will be paid entirely out of the Managing Member's share of Adjusted Net Profits, and (ii) no interest will be charged on any loan made by the Managing Member or its affiliates to fund additional Production Expenses (it being understood that, in no event will the Managing Member have any obligation to make loans to the Company). When loans are outstanding, they will be entitled to be repaid in full (with interest if applicable), before distributions are made to Investors or to the Managing Member. *See, Risk Factor Number 4.*

Reports to Investors

The Company will provide each Investor with periodic financial reports and with an annual Schedule K-1 that will show the Investor's share of our income (or losses), deductions and credits. Such share will be determined in accordance with applicable tax accounting principles as set forth in the Operating Agreement. We expect to provide these reports to our Investors electronically.

PLAN OF DISTRIBUTION

There is no current market for our Units

There is currently no market for our Units and it is not intended that there ever will be a market for Units.

The offering will be sold by our Managing Member

We are offering up to a total of 50,000 Units. The offering price is $100 per Unit and the minimum required investment is $1,000. The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of Broadway Production, or (iii) the sale of maximum number of Units being offered in this offering.

The Units are being offered by us on a "best efforts minimum/maximum" basis and there can be no assurance that all or any of the Units offered will be subscribed for. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. *See, Risk Factor Number 15.* There is a minimum offering of 45,000 Units ($4,500,000) required for this offering to close.

No one has committed to purchase any of the Units offered. Therefore, we may sell only a nominal amount of Units and return the funds received, or sell only the minimum number of Units required for the offering to close, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Once the Minimum Offering is subscribed, we may continue to accept subscriptions but not in excess of the Maximum Offering or beyond the first paid public performance of the Broadway Production.

We will sell the Units in this offering through our Managing Member. Ken Davenport, acting on behalf of the Managing Member, plans to reach potential investors through personal contacts, the internet, and word of mouth. Ken Davenport's address is 250 West 49th Street, Suite 301, New York, NY 10019.

The Managing Member will receive no commission from the sale of the Units.

We have no intention of inviting broker-dealer participation in this offering.

Procedures for Subscribing

Any prospective investor who decides to subscribe for Units must complete a subscription package, including a Subscription Agreement, and deliver a check for acceptance or rejection. The minimum investment amount is $1,000 (i.e., 10 Units). All checks for subscriptions must be made payable to "The Godspell (New York) LLC"

All cash contributions shall be deposited in a special bank account at J.P. Morgan Chase, 270 Park Avenue, 41st Floor, New York, NY 10017, and shall not be used by us prior to the receipt of the Minimum Offering. The accumulated interest, if any, shall be an asset of the Company, and the Company shall have no obligation to pay such interest to the Investors. Once the Minimum Offering amount has been raised, we may use all the net proceeds of the offering as more fully described in the *Use of Proceeds* section. If we do not raise an amount equal to or over the Minimum Offering prior to the closing of this offering, then all contributions will be promptly returned in full without interest.

Notwithstanding the foregoing, we reserve the right to negotiate and agree in writing with a limited number of Accredited Investors as such term is defined in Rule 501 of Regulation D (e.g., a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of the purchase or a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) to permit us to immediately use their capital contributions for pre-production or production purposes prior to receipt of the Minimum Offering. Any such special arrangement negotiated between the Company and such Accredited Investors will not impact the Investors returns, if any. If an accredited investor purchases Units and authorizes immediate use of his or her funds prior to receipt of the Minimum Offering, such funds may be expended without a production of the Broadway Production ever taking place and such Accredited Investor may lose his or her entire investment. There is no advantage to entering into these agreements authorizing immediate use, unless such advantage is specifically negotiated with and agreed to by the Managing Member; rather such accredited investor incurs a distinct risk by authorizing the use of his/her contribution.

The Units will not be certificated and the number of Units owned by each Investor shall be recorded in the Company's corporate records. No Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an Investor unless and until the Minimum Offering is reached.

We anticipate that, at various levels of investment, which levels have not yet been determined, Investors will be provided with memorabilia in the form of merchandise from the Broadway Production, and tickets to the show.

A purchaser of Units will become bound by the provisions of the Company's Operating Agreement and therefore will be subject to the rights and obligations under such agreement.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the subscriber, without interest or deductions.

Front Money Investors

As of the date of this Offering Circular, the Managing Member has received an aggregate of Eighty Five Thousand Dollars ($85,000) in "front money" from a single investor (the "Front Money Investor"). In exchange for providing the Managing Member with funds for the Broadway Production to be used for pre-production purposes prior to the completion of the offering, the Managing Member agreed to provide such Front Money Investor with an enhanced participation in Adjusted Net Profits. However, such enhancement will come from the Managing Member's share of Adjusted Net Profits and will have no impact on Investors' shares of Adjusted Net Profits. Of course there can be no assurance that we will earn any Adjusted Net Profits. *See, Risk Factor Number 6.*

State Qualification and Suitability

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the offering with the California, Connecticut, Illinois, Massachusetts, Michigan, New Jersey and New York state securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell our Units in other states in reliance on exemptions from the registration requirements of the laws of those other states.

The Units are speculative, are subject to significant restrictions on transfer and involve a high degree of risk. Accordingly, the Units are suitable only as a long-term investment for persons who can afford to lose their entire investment. As a consequence, some states may require us to impose suitability standards applicable to investors from those states who wish to subscribe for Units in this offering. Such suitability standards may be in the form of recommendations or may be mandatory requirements. If the suitability standards are mandatory, we will require investors to execute a representation or supply evidence of compliance with the applicable standards. We reserve the right to reject any subscription for any reason, including if we determine that the Units are not a suitable investment for a particular investor.

California residents may not invest in this offering unless such resident meets the following suitability test:

> California residents who wish to purchase Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

Units will be sold only to California residents that meet these requirements. Even if a prospective investor represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason, including if we determine that the units are not a suitable investment for such prospective investor.

Subscription Agreement

Our subscription agreement, when signed and delivered by a prospective investor to us, will be an irrevocable offer by such prospective investor to purchase Units in the amount provided in the agreement. In the subscription agreement, each prospective investor will be required to make representations to us that such prospective investor has received a copy of this Offering Circular, and the appendices and any supplements to this Offering Circular; that the prospective investor understands the risks associated with an investment in the Units; that the prospective investor is purchasing Units for the purpose of investment and not for resale; that the prospective investor is aware that the Units are subject to significant restrictions on transfer; and that the prospective investor has had the opportunity to obtain advice of such prospective investor's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to an investment in our Units.

In addition, the subscription agreement contains a statement that each prospective investor agrees to be bound by our Operating Agreement. The subscription agreement also requires information about the nature of the prospective investor's ownership, the prospective investor's residence, and the prospective investor's taxpayer identification or social security number. Subscription agreements are subject to approval and acceptance by us, and we reserve the right to reject any subscription in whole or in part for any reason in our sole discretion.

Prospective investors should review the representations and other provisions of the subscription agreement carefully before signing it.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

LEGAL MATTERS

Legal matters in connection with this offering have been and will be passed upon for the Managing Member and the Company by Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022. The firm of Franklin, Weinrib, Rudell & Vassallo, P.C. also represents the Managing Member and by investing in the Company, prospective investors consent to such representation.

No prospective investor should construe the contents of this Offering Circular as legal advice and all prospective investors are encouraged to consult their own legal advisors for advice in connection with this offering.

EXPERTS

The financial statements included in this Offering Circular have been audited by Berman & Company, P.A. to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

INDEX TO FINANCIAL STATEMENTS

Page(s)

Financial Statements:

PART III EXHIBITS

Item 1. Index to Exhibits.

2.1 Certificate of Formation of The Godspell LLC dated January 25, 2010.

2.2 Amended and Restated Operating Agreement of The Godspell LLC dated March 18, 2010.

4.1 Form of Subscription Package

6.1 Form of Production Contract, in its current form.

10.1 Consent of Berman & Company, P.A.

10.2 Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

11.1 Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

12.1 Sales Material

Item 2. Description of Exhibits

2.1 Certificate of Formation of The Godspell LLC dated January 25, 2010.

2.2 Amended and Restated Operating Agreement of The Godspell LLC dated March 18, 2010.

4.1 Form of Subscription Package

6.1 Form of Production Contract, in its current form.

10.1 Consent of Berman & Company, P.A.

10.2 Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

11.1 Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

12.1 Sales Material

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 18, 2010.

THE GODSPELL LLC

By: Davenport Theatrical Enterprises, Inc.
its Managing Member

By: ______________________
Name: Kenneth A. Hasija
Title: President of the Managing Member

This offering statement has been signed by the following person in the capacity and on the date indicated below.



Kenneth A. Hasija

Title: President of the Managing Member
Date: March 18, 2010

EXHIBIT 2.1

Certificate of Formation

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "THE GODSPELL LLC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF JANUARY, A.D. 2010, AT 10:06 O'CLOCK A.M.


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4780484 8100

100066461

AUTHENTICATION: 7775078

DATE: 01-25-10

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:16 AM 01/25/2010
FILED 10:06 AM 01/25/2010
SRV 100066461 - 4780484 FILE

CERTIFICATE OF FORMATION

of

THE GODSPELL LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is THE GODSPELL LLC.

SECOND: The address of the registered office and the name and address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 19th day of January, 2010.



Kenneth A. Hasija,
Authorized Person

EXHIBIT 2.2

Operating Agreement

Amended and Restated Operating Agreement

Of

THE GODSPELL LLC

Dated as of March 18, 2010


SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2010
WASH, D.C.
200
SECTION

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT, AND ANY INVESTMENT SHOULD BE MADE SOLELY FOR ECONOMIC REASONS.

TABLE OF CONTENTS

WHEREAS, the Company entered into an operating agreement dated as of January 25, 2010 (the "Original Agreement"); and

WHEREAS, the Original Agreement is hereby amended and restated in its entirety by this amended and restated limited liability operating agreement (the "agreement").

NOW, THEREFORE, in consideration of the mutual promises and agreements made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to restate the Original Agreement as follows:

AGREEMENT dated as of March 18, 2010, by the parties who execute this agreement as hereinafter provided.

Definitions and Construction

Wherever used in this agreement the following terms shall have the following meanings:

1. The term "Accredited Investor" means (i) a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds One Million Dollars ($1,000,000) at the time of the purchase; (ii) a natural person with income exceeding Two Hundred Thousand Dollars ($200,000) in each of the two most recent years or joint income with a spouse exceeding Three Hundred Thousand Dollars ($300,000) for those years and a reasonable expectation of the same income level in the current year; (iii) an entity in which all of the owners are Accredited Investors, and (iv) and such other entities as are identified in the definition found in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

2. The term "Adjusted Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses, Other Expenses and any compensation paid to third parties that is measured by Net Profits.

3. The term "Author" shall mean, collectively, Stephen Schwartz (writer of the music and lyrics of the Musical) and John-Michael Tebelak (writer of the book of the Musical).

4. The term "Capital Account" shall mean the account established for each Member on the books of the Company, which account is initially equal to the capital contribution of such Member to the Company pursuant to paragraphs FOURTH and FIFTH hereof and thereafter is increased by (i) additional cash contributions, if any, made by such Member to the Company, (ii) the fair market value of any property contributed by such Member to the Company (net of any liability to which such property is subject) and (iii) the amount of any Net Income allocated to such Member pursuant to paragraph SIXTEENTH hereof (including any amount of gross income allocated pursuant to subparagraph (f) thereof), and decreased by (i) the amount of any distributions made to such Member pursuant to paragraphs FIFTEENTH and SEVENTEENTH hereof, including the fair market value of any property distributed by the Company to such Member (net of any liability to which such property is subject) and (ii) the amount of any losses and deductions allocated to such Member pursuant to paragraph SIXTEENTH. The Capital Accounts shall be maintained in

accordance with the tax accounting principles set forth in the Treasury Regulations promulgated under section 704(b) of the Code.

4. The term "Cash Office Charge" shall mean the weekly cash office charge of Two Thousand Dollars ($2,000) to be paid to the Manager with respect to each company of the Musical, commencing two weeks prior to the first rehearsal and continuing until two weeks after the close of the production, in consideration for which the Manager will furnish to the Company office facilities including local telephone, secretarial and like facilities other than a press department (provided, however, that the Manager shall receive reimbursement for disbursements incurred on behalf of the Company, such as for overnight delivery services and messengers). .

5. The term "Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent revenue laws.

6. The term the "Company" shall mean The Godspell LLC, a Delaware limited liability company.

7. The term "Excess Subsidiary Rights Income" means the Company's right to receive 25% of the Author's income from stock and amateur subsidiary rights earnings in the United States and Canada (but only to the extent that in the seven years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada such earnings exceed the Author's average annual earnings from stock and amateur productions for the five year period preceding the opening of the Company's Broadway production) and also the Company's potential entitlement to receive a share of such income in other territories, as more fully set forth in the Production Contract.

8. The term "Gross Receipts" shall mean all sums derived by the Company from any source whatsoever from the exploitation or turning to account of its rights in the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from return of bonds and other recoverable items included in Production Expenses.

9. The term "gross weekly box office receipts" or "GWBOR" shall be defined with respect to each company of the Musical produced by the Company as all sums received by the Company from the sale of tickets from all sources whatsoever, but shall not include any federal or other admissions or similar taxes, which may be now or hereafter imposed by any governmental authority upon admissions; customary commissions and fees, as may be prevailing from time to time, paid to or retained by third parties in connection with theatre parties, benefits, American Express or other similar credit card plans, automated ticket distribution or remote box offices (e.g., Telecharge and other computer box office services, but not ticket brokers) and commissions or fees for group sales; theatre restoration charges, taxes and/or fees or "facility surcharges" or similar fees or surcharges (however designated); those sums equivalent to the former 5% New York City Amusement Tax, the proceeds of which are now paid to the pension and/or welfare funds of various theatrical unions; subscription fees; receipts from Actors' Fund Benefit performances, provided the customary payments are made by the Actors' Fund to the Dramatists Guild Fund, Inc.; receipts from two performances of the Musical in each calendar year to the extent such receipts are contributed for theatre-related eleemosynary purposes; if applicable, library

discounts, value added taxes and entertainment taxes, if any; and sums previously included in GWBOR which subsequently are refunded or uncollectible due to dishonored checks, invalidated credit cards receipts or for any other reason.

10. The term "Investor Recoupment" shall mean the point (after the official opening of the Musical in New York City) when the Investors have received distributions equal to the amount of their capital contributions.

11. The term "Investors" shall mean the Members who make capital contributions to the Company.

12. The term "Manager" or “Managing Member” shall mean Davenport Theatrical Enterprises, Inc., and references to the Manger's "affiliates" shall mean any person or entity controlling, controlled by, or under common control with the Manager, including, without limitation, Ken Davenport, the president and sole owner of the Manager.

13. The term “Maximum Capitalization” shall mean Five Million Dollars ($5,000,000).

14. The term "Members" shall mean all members of the Company (whether they be the Manager or Investors).

15 The term “Minimum Capitalization” shall mean Four Million Five Hundred Thousand Dollars ($4,500,000).

16. The term the "Musical” shall mean the musical stage play entitled "Godspell," written by the Author and owned by Owner.

17. The terms "Net Income" and "Net Loss" for any fiscal year of the Company, or any fraction thereof, shall mean the net income or net loss of the Company, as the case may be, for such fiscal year, in each case including gain or loss recognized upon the sale of any assets of the Company, including the amount, if any, of tax exempt income received or accrued and taking into account expenditures of the Company described in section 705(a)(2)(B) of the Code (including expenditures treated as described in section 705(a)(2)(B) of the Code under Treas. Reg. §1.704-1(b)(2)-(iv)(i)). The Company shall determine all items of Net Income and Net Loss in accordance with principles applicable in determining taxable income or loss for federal income tax purposes for limited liability companies treated as partnerships and consistent with accounting methods used by the Company in determining taxable income or loss for federal income tax purposes.

18. The term "Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

19. The term "Offering Circular" means the Company's prospectus whereby Units are being offered to potential Investors.

20. The term "Other Expenses" shall mean all expenses of whatever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel, negligence, etc.

21. The term “Outside Date” refers to the latest date by which the Company may secure the Required Capitalization and is the earlier of nine (9) months from the date hereof or the date of the first paid public performance of the Company’s Broadway production of the Musical.

22. The term "Owner" shall mean, collectively, Tebelak Heirs Joint Venture, the successor-in-interest to John Michael Tebelak, and Heelstone Parc Productions, Inc. f/s/o Stephen Schwartz.

23. The term "Production Contract" shall mean the agreement between the Owner and the Managing Member pursuant to which certain rights in the Musical will be secured from the Owner as described in the Offering Circular (all of which will be assigned by the Managing Member to the Company). As of the date hereof, all material terms of the Production Contract have been agreed to, but it has not yet been signed.

24. The term "Production Expenses" shall mean all fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Owner, rehearsal charges and expenses, transportation charges, Cash Office Charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any preview losses.

25. The term "Required Capitalization" shall mean the minimum amount of the estimated production requirements of the Musical, which is Four Million Five Hundred Thousand Dollars ($4,500,000).

26. The term "Running Expenses" shall mean all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Musical, including, but without limiting the generality of the foregoing, Owner's royalties, compensation to be paid to the cast and general manager, director's royalties, and miscellaneous stage help, transportation charges, Cash Office Charge, the weekly executive producer's fee, advertising and publicity, rentals, miscellaneous supplies, reasonable legal and auditing expenses, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the production of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the Investors and the Manager.

27. The term "Sinking Fund" shall mean such amount determined by the Manager as necessary for the Company to maintain on hand with respect to the Broadway company of the Musical.

28. The term "Special Bank Account" shall mean the bank account opened by the Manager and maintained at JP Morgan Chase, 270 Park Avenue, New York, NY 10017.

29. The term "Territory" shall mean the United States of America, its territories and possession, including Puerto Rico, and Canada.

30. The term "Units" refers to fifty thousand (50,000) investment interests in the Company being offered to Investors at One Hundred Dollars ($100) per Unit, subject to a minimum investment of One Thousand Dollars ($1,000).

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or firms, corporation or corporations may require.

Paragraph headings are used herein for convenience only and shall not be referred to in the interpretation of this agreement.

Agreement

FIRST: Formation of Limited Liability Company. The Company has been formed as a limited liability company pursuant to the provisions of Chapter 18, Title 6 of the Delaware Code for the purpose of managing and producing the Musical, and for the purpose of exploiting and turning to account the rights at any time held by the Company in connection therewith, and for no other purpose..

SECOND: Manager and Investors. The Manager, Davenport Theatrical Enterprises, Inc., shall execute this agreement as the manager of the Company. All other Members shall be Investors. To the extent that the Manager makes capital contributions to the Company, it shall be deemed to have executed this agreement as both Manager and Investor, and it shall be treated as an "Investor" with respect to its capital contribution.

THIRD: Name and Principal Place of Business of the Company. The Company shall be conducted under the name The Godspell LLC, and its principal place of business shall be c/o Davenport Theatrical Enterprises, Inc. 250 West 49th Street, Suite 301, New York, NY 10019. Said location may be changed upon notice from the Manager to the Investors.

FOURTH: Rights in the Production to be Assigned to the Company. The Manager hereby agrees that all rights it holds in the Musical, including those acquired under the Production Contract automatically shall be contributed to the Company by the Manager, and the Company will assume all of those rights and obligations, whether or not separate documents confirming such contribution and assumption actually are executed. The Manager further agrees that all other rights acquired or which may be acquired relating to the Musical, and the benefit of all services rendered or to be rendered in connection therewith, shall belong to and be held in the name of the Company.

FIFTH: Contributions of the Investors. Each Investor shall purchase the number of Units indicated by such Member on the signature page of this agreement at a purchase price of One Hundred Dollars ($100) per Unit, provided that the minimum investment will be for ten (10) Units, i.e., One Thousand Dollars ($1,000). Payment will be due simultaneously with execution of this agreement, and upon receipt, will be deposited in the Special Bank Account. Funds deposited in the Special Bank Account shall not be used until the Required Capitalization shall have been so paid in. Notwithstanding the foregoing, as provided in paragraph SIXTH hereof, Investors who are Accredited Investors may authorize the immediate use of their investments, even prior to the Company's receipt of the Required Capitalization.

Given the low interest rates that currently prevail, and the difficulty that would be associated with tracking the interest allocable to a particular investment, any interest earned on funds deposited in the Special Account will be deemed to be part of the Gross Receipts of the Company, may be expended by the Manager for any proper purpose of the Company, and will not be credited to or returned to Investors if the Required Capitalization is not achieved. Accordingly, each Investor, by executing this agreement will be deemed to have waived any right to receive interest earned on such Investor's investment and authorizes the Company to use such interest for any proper purpose.

Notwithstanding any contrary implication herein, no Units actually will be issued, and prospective Investors will not actually become Members, until the Required Capitalization is received.

SIXTH: Payment of Capital Contributions; Special Account. An Investor who is also an Accredited Investor may, at the time of executing this agreement, authorize the Company to use some or all of such Investor's investment prior to the Company's receipt of the Required Capitalization. An Investor who grants such authorization will also be required to waive any right of refund if the Required Capitalization is never received and no production of the Musical is produced by the Company (hereafter, an "Authorizing Investor"). In such circumstances, the unexpended balance of contributions received from Authorizing Investors (if any balance remains) will be distributed among them, and they will have no further claims against the Company or the Managing Member or its affiliates for funds which have been expended and are not returned. An Accredited Investor who agrees to become an Authorizing Investor will assume a substantially heightened risk and will receive no advantage for so doing unless an advantage is negotiated with the Manager. In fact, there is a distinct disadvantage to Authorizing Investors since they risk the loss of their entire investment even if the Required Capitalization is never received and the Musical is never produced. If an Accredited Investor negotiates special terms with the Manager, there will be no impact on the financial return to other Investors (in other words, any financial accommodation will come sole from the financial entitlements of the Manager), and the special terms negotiated with the Manager may vary among Authorizing Investors (even among Authorizing Investors investing the same amounts).

If the Required Capitalization is not received within nine (9) months, Investors' investments will be promptly returned, without interest; provided, however, that the investments of Authorizing Investors will be returned, if at all, only to the limited extent described above if any unexpended funds remain.

SEVENTH: Required Capitalization. The Required Capitalization of Four Million Five Hundred Thousand Dollars ($4,500,000) is expected to be furnished by Investors' capital contributions and must be received by the Outside Date. Once the Required Capitalization is reached, the Company shall have the right to continue to accept investments, but not in excess of the Maximum Capitalization of $5,000,000 and not after the Outside Date. The Manager, in its sole discretion, may contribute to the capital of the

Company, including for the purpose of securing the Required Capitalization; provided, that, in no event shall the Manager have an obligation to make any such capital contributions.

EIGHTH: Other Activities of the Manager and the Investors. The Manager is authorized to manage the business of the Company in conjunction with the Manager's other business interests, activities and investments and, subject to the provisions of paragraph TWENTIETH, will not be obligated to devote all or any particular part of its time and effort to the Company and its affairs. Neither this agreement nor any activity undertaken on behalf of the Company shall prevent the Manager, its affiliates, or the Investors from engaging in any other activities or businesses or from making investments, whether or not such activities, businesses or investments are similar in nature to or competitive with the business of the Company, including without limitation investments in, or production of, live theatrical, film and/or television productions, whether individually or jointly with others, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities, businesses or investments to the Company or Investors.

The Manager, and persons and entities affiliated with and/or related to the Manager, is actively involved in many aspects of the theatrical industry. The Manager reserves the right to render, or have its affiliates render, services that are not customarily provided by producers of theatrical productions for which it will receive compensation at customary levels, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities to the Company or Investors.

NINTH: Loans for Production Expenses. If actual Production Expenses shall exceed the estimated Production Expenses, the Company shall seek additional funds to cover such expenses. The Manager or any person or entity controlled by or controlling the Manager (hereafter, "affiliate") may, but shall not have the obligation to, advance all or part of such additional funds. Any amounts so advanced, shall be entitled to be repaid in full prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits. Any amounts so advanced may bear such interest as may be approved by the Manager, in its sole discretion, and such interest, if any, will be an expense of the Company. Notwithstanding the foregoing, in no event will the interest paid on advances made by the Manager or any affiliate of the Manager exceed two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained. Any amounts of Adjusted Net Profits due to any persons making advances hereunder shall be payable from the Manager's percentage of Adjusted Net Profits and shall not have the effect of reducing the percentage of Adjusted Net Profits payable to the Investors. Any deduction of interest imputed for federal income tax purposes with respect to any such loan made by a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

TENTH: Loans for Running Expenses and Other Expenses. If, at any time, the Company's funds shall be insufficient or otherwise unavailable to pay any Running Expenses or Other Expenses of the Company, the Manager, in its sole discretion, may (but shall not be obligated to) advance or may seek to cause others to advance as loans to the Company the amounts so required. Any such loans shall be entitled to be repaid prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits, together with such interest, if any, as may be approved by the Manager, in its sole discretion (including in connection with an advance made by the Manager or an affiliate of the Manager). Any amounts of Adjusted Net Profits due to persons making such loans shall be payable from the Manager's percentage of Adjusted Net Profits and said loans shall not have the effect of reducing the percentage of Adjusted Net Profits payable to Investors. Any deduction for interest imputed for federal income tax purposes with respect to any such loan made by a Member or an affiliate of a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

ELEVENTH: Abandonment of the Musical; Liquidation. Anything herein to the contrary notwithstanding, the Manager shall have the right, whenever in its business judgment it shall deem it necessary, to abandon any production of the Musical at any time for any reason whatsoever. In the event of such abandonment, the production shall be forthwith liquidated and all net funds shall be distributed to the same persons and in the same manner as set forth in subparagraph (d) of paragraph SEVENTEENTH hereof, subject to the special provisions of paragraph SIXTH if abandonment occurs prior to achievement of the Required Capitalization. In addition to the foregoing, if the Company has ceased active production of the Musical, but the Company has become entitled to participate in Excess Subsidiary Rights Income, the Company may sell that financial entitlement on terms deemed by the Manger to be fair, and neither the Manager nor any Investor will be disqualified from being the purchaser thereof. Nothing herein will obligate the Manager to give advance notice to all Investors prior to effecting a sale of the Company's entitlement to Excess Subsidiary Rights Income.

TWELFTH: Billing. The production shall be announced substantially as follows:

"Ken Davenport Presents"

or in such other manner as the Manager may determine. Notwithstanding the foregoing, the Manager shall have the right to change such form of announcement and/or give presentation or other credits to other individuals or entities in its discretion.

THIRTEENTH: Termination of the Company. The Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed of or terminated; or (b) subject to paragraph FOURTEENTH, the resignation, dissolution or bankruptcy of the Manager. Upon said termination the Manager shall liquidate the affairs of the Company as hereinafter provided.

FOURTEENTH: Continuation of the Company Following a Termination Event. The Company shall not be dissolved upon the resignation, dissolution or bankruptcy of the Manager if a majority in interest of the Investors shall determine within thirty (30) days after such event to continue the business of the Company and designate a substitute Manager who has agreed in writing to serve in such capacity.

FIFTEENTH: Distribution of Adjusted Net Profits. Following such time, if ever, that all of the investments of the Investors shall be returned to them as provided in paragraph SEVENTEENTH (a) hereof, the Adjusted Net Profits that may accrue from the business of the Company shall be divided between the Manager and Investors in the following proportions and shall be distributed as provided in paragraph SEVENTEENTH (b) hereof:

Each Investor shall receive that proportion of fifty percent (50%) of the Adjusted Net Profits of the Company which his investment bears to the aggregate of all investments made by the Investors, and the Manager shall receive the remaining fifty percent (50%) of Adjusted Net Profits. The Manager shall have the right to allocate a portion of its Adjusted Net Profits to one or more third parties, including, without limitation, Authorizing Investors (as defined in Article SIXTH).

SIXTEENTH: Allocation of Net Income and Net Losses. From and after the date of this agreement, all Net Income and Net Losses of the Company for each calendar year or fraction thereof shall be credited or charged to the Capital Accounts of the Members as follows and in the following order of priority:

(a) Net income shall first be credited to the Capital Accounts of the Members to the extent of and in proportion to the respective deficit balances, if any, thereof.

(b) Net income shall next be credited to the Capital Accounts of the Members to the extent of and in proportion to, with respect to each Member, the excess, if any, of (i) the aggregate amount of Net Loss previously charged to the Capital Account of such Member under subparagraphs (d) and (e) of this paragraph SIXTEENTH for all prior years over (ii) the aggregate amount of Net Income previously credited to the Capital Account of such Member under subparagraph (a) for the current year and all prior years and under this subparagraph (b) for all prior years.

(c) The balance, if any, of Net Income shall be credited to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof.

(d) If the Company has Net Losses for such calendar year or fraction thereof, an amount of Net Loss shall first be charged to the Capital Account of each Member whose Capital Account has a positive balance, to the extent of and in proportion to the positive balances of each of such Capital Accounts, until the balance of each such Capital Account has been reduced to zero.

(e) The balance, if any, of Net Losses shall be charged to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof; provided, however, that if and to the extent that the allocation of Net Loss provided for in this subparagraph (e) would cause the deficit balance of the Capital Account of an Investor to exceed the aggregate amount distributed to such Investor for the current year and all prior years under paragraphs FIFTEENTH and SEVENTEENTH hereof, such amount of Net Loss shall instead be allocated to the Manager.

(f) Notwithstanding any other provision of this Agreement, if any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §1.704-1(b)(2)(ii)(D)(4), (5) or (6) that cause a negative balance or increase in the negative balance in the Capital Account of such Member, then items of Company income and gain shall be allocated to such Member in an amount sufficient to eliminate such negative balance as quickly as possible prior to any other allocation hereunder. For purposes of this subparagraph (f), a Member's Capital Account shall be increased by such Member's share of any recourse liability of the Company (including any loans made by such Member to the Company).

(g) No Member shall be personally liable for any debts, obligations or loss of the Company in any event, except from the capital contributed by him hereunder.

SEVENTEENTH: Return of Contributions of the Investors; Distribution of Adjusted Net Profits; Liquidation Distributions.

(a) The contributions of the Investors shall be returned to them at the following times:

At such times (after the official opening of the Musical in New York City) as the Company has a cash reserve not less than the Sinking Fund after the payment or reasonable provision for payment of all debts (including loans pursuant to paragraphs NINTH and TENTH hereof which pursuant to their terms are repayable prior to the return of the contributions of the Investors), liabilities, taxes and contingent liabilities, all cash received from time to time by the Company in excess of said cash reserve shall be paid periodically, but not less frequently than quarterly, exclusively to the Investors until their total contributions shall have been thereby fully repaid (the point at which such repayment occurs being referred to as "Investor Recoupment"). The foregoing notwithstanding, distributions may be deferred (although reports will be rendered) if the amount per Unit is less than Five Dollars ($5.00). Deferred distributions will be paid with any additional distributions to which Investors are entitled at the end of the next following quarter when the aggregate distribution to be made is in excess of Five Dollars ($5.00) per Unit. Each Investor shall receive that proportion of such excess cash received by the Company as his contribution bears to the aggregate amount of all contributions made by all Investors.

(b) The time and manner of distribution of the Adjusted Net Profits of the Company shall be as follows:

Following Investor Recoupment, such part of the Adjusted Net Profits of the Company as can be paid in cash and still leave the Company with a cash reserve not less that the Sinking Fund after the payment, or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities, and after making the payments provided for in subparagraph (a) of this paragraph SEVENTEENTH, shall be paid not less frequently than quarterly to the Investors and Manager (in accordance with the percentage provisions hereinbefore set forth in paragraph FIFTEENTH), but subject to the minimum distribution requirements described in the preceding subparagraph..

(c) Solely for the purpose of determining whether any contributions are to be repaid or Adjusted Net Profits are to be distributed to the Investors and/or Manager under the provisions of this paragraph SEVENTEENTH (but not for any other purpose) the financial reports prepared by the accountants for the Company shall be conclusive.

(d) Upon the closing of all companies presenting the Musical under the management or license of the Company, and the abandonment of further intention of producing the Musical, the assets of the Company shall be liquidated as promptly as possible and the cash proceeds shall be applied as follows, and in the following order or priority:

(i) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet it, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as herein provided for in this paragraph SEVENTEENTH.

(ii) To the repayment of the capital contributed by the Investors (if any shall then remain unpaid), the said Investors sharing each such repayment proportionately to their respective contributions; provided, however, that no amount shall be distributed to any Investor pursuant to subparagraph (d)(ii) of this paragraph SEVENTEENTH in excess of the balance of such Investor's Capital Account.

(iii) The surplus, if any, of the said assets then remaining shall be divided among all the Members in proportion to the balance of their Capital Accounts, determined after allocating Net Income or Net Loss for the year of such liquidation (determined after taking into account gain or loss realized in connection with such liquidation) and after taking into account all distributions made during such year, including distributions pursuant to subparagraph (d)(ii) hereof.

In liquidating the assets of the Company, all physical assets of a saleable value, belonging to the Company, shall be sold at public or private sale, as the Manager may deem advisable. No assets other than physical ones need be sold. It is agreed that any Member may purchase said physical assets at such sale.

At any time after the completion of the run of all companies presenting the Musical under the management or license of the Company, the Manager shall have the right to sell or otherwise dispose of the Company's remaining rights in the Musical, including, without limitation, its interest in Excess Subsidiary Rights Income, as more fully set forth in paragraph ELEVENTH. The Investors and/or Manager may be purchasers upon any such sale provided the amount paid by them as purchasers shall be fair and reasonable.

EIGHTEENTH: Special Bank Account. The Manager has opened and will maintain, in the name of the Company, in New York City, one or more bank accounts in which shall be deposited all of the capital of the Company, all of the Gross Receipts as hereinbefore defined, and no other funds. The funds in said bank accounts shall be used solely for the business of the Company. Among those bank accounts will be the Special Bank Account described in Article FIFTH.

NINETEENTH: Books and Records of the Company; Tax Matters Member. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. Such books and records also will record the number of Units owned by each Investor, and no separate certificates for Units will be issued. Upon written request to the Manager citing good cause relating to the business of the Company and the Investor's investment therein, said books of account shall be open during normal business hours for inspection by Investors or their qualified financial representatives, at the applicable Investor's sole expense. For the avoidance of uncertainty, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the

Company. The Company agrees to deliver to the Investors as long as the Musical is being presented by it, monthly reports consisting of summary balance sheets and profit and loss statements, within thirty (30) days after the close of the period covered thereby. In addition, the Company agrees to deliver to the Investors financial statements for each twelve-month fiscal period in which the Company has any earnings or expenditures or engages in any financial transactions, within four (4) months after the close of the applicable fiscal period. The Company will furnish unaudited preopening reports for each six-month period (if any) prior to the first paid public performance of the Musical, the first such report to be due six (6) months and thirty (30) days after the applicable six-month period. All such reports and any other financial reports which may be required shall be prepared in accordance with such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include Article 23 of the New York Arts and Cultural Affairs Law, and regulations issued pursuant thereto. The Company further agrees to deliver to each Investor all so-called "information returns" (prior to the filing thereof with the federal and state governments) showing the income of the Company and of each Member received therefrom. It is anticipated that all of the foregoing reports will be furnished to investors electronically.

Each Investor does hereby permit the Manager to designate itself the Tax Matters Member of the Company, as required by the Code, and does hereby agree that any action taken by the Tax Matters Member so designated in connection with audits of the Company under the Code will be binding upon the Investors. Each Investor further agrees that he will not treat any Company item inconsistently on his individual income tax return with the treatment of the item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Tax Matters Member, which authorization may be withheld in the complete discretion of the Tax Matters Member.

TWENTIETH: Duties and Powers of the Manager. Without limitation of the provisions of paragraph EIGHTH, the Manager agrees to render the services customarily and usually rendered by theatrical producers, and to devote as much time thereto as it deems necessary. It agrees to furnish, from the date of this agreement, office facilities including local telephone, secretarial and like facilities (but not including a press department) for which it shall receive reimbursement for disbursements incurred on behalf of the Company (such as long overnight delivery and messenger charges) and, beginning three weeks prior to the first rehearsal and continuing until three weeks after the close of the Musical, the Cash Office Charge. If there is more than one company of the Musical, the Cash Office Charge shall also be payable to the Manager with respect to each additional company for the period beginning two weeks prior to the first rehearsal of such additional company and continuing until two weeks after its close. Payments made hereunder shall be deemed to be, and shall be charged as, Running Expenses and/or Production Expenses of the Company.

As between the Manager and the Investors, subject to the provisions of paragraph TWENTY-FIRST hereof, the Manager shall have complete control, in its discretion, both of production of the Musical and the exploitation of all rights therein, including, without limiting the generality of the foregoing, changes in script, choice of cast, directors and designers, sets, prices of tickets, time of opening and closing the Broadway production or any other company of the Musical, and organizing and arranging for additional companies if the Company exercises such rights.

TWENTY-FIRST: Additional Rights of the Manager; Failure to Take Action; Liability of Manager; Indemnification.

(a) As set forth more fully in paragraph THIRTIETH, if the Company has secured such rights, the Manager shall have the right in its discretion to make arrangements to license the touring rights or the rights to produce and present additional companies of the Musical to itself or to any other party or parties it may designate in its sole discretion, provided the Company receives reasonable royalties or other reasonable compensation therefor, and provided, further, that the Company shall have no financial responsibility for any loss or expenses arising out of the production or operation of said additional company or companies. In the event of any such license of touring rights or additional company rights, neither the Investors nor the Manager shall be disqualified from participating in the licensee's exploitation of such rights by investment of their funds or otherwise as a separate enterprise, and the Company shall not be entitled to share in any compensation received by any Investors or the Manager in connection therewith. However, although it is possible that certain Investors may invest in one or more of such additional companies, nothing herein will suggest that any Investor will have a right to invest in any additional company, even if such additional company is controlled by or affiliated with the Manager and even if the Manager has made investment opportunities available to certain Investors.

(b) If the Manager at any time after the first public performance of the Musical shall determine in good faith that continuation of the run of the Musical is not in the best interests of the Company and should be abandoned, it shall have the right to make arrangements with any person or entity to continue the run of the Musical on such terms as it may feel is in the best interests of the Company, and nothing herein shall prevent the Manager from having an interest in any such entity.

(c) If the Owner sells, leases, licenses or otherwise disposes of subsidiary rights in the Musical, any of the Members, including the Manager, or any affiliate, may seek to acquire and exploit such rights solely for their own account(s) and may receive compensation or other consideration, solely for their account(s), as producer, associate producer or in any other capacity whatsoever, in connection with the exploitation of such rights without any obligation to account to any other Member. However, if the Company secures an interest in Excess Subsidiary Rights Income, nothing contained in this paragraph shall reduce or otherwise impair the Company's interest therein.

(d) The Manager or its affiliates shall not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company, provided, however, the following conditions are met: (x) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the

Company, and (z) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable.

(e) The Company will indemnify and hold harmless the Manager and its affiliates from any claim, loss, expense, liability, action or damage resulting from any such act or omission in the conduct of the business of the Company provided that the following conditions are met: (i) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (ii) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable,, and (iv) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to subparagraph (h) of this paragraph TWENTY-FIRST, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Manager in defense or prosecution of any action relating to such act or omission).

(f) Notwithstanding anything to the contrary contained in subparagraph (e) of this paragraph TWENTY-FIRST, the Manager, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

(g) The Company may not incur the cost of that portion of liability insurance which insures the Manager or its affiliates for any liability as to which the Manager or its affiliates, as applicable, is prohibited from being indemnified under this paragraph TWENTY-FIRST.

(h) The advancement of Company funds to the Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (iii) the Manager or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

TWENTY-SECOND: Limitation on Assignments by Investors. No assignee of an Investor shall have the right to become a substituted Investor in the place of his assignor without the written consent of the Manager and then only upon complying with such conditions related to such substitution as may be prescribed by the Manager, including, without limitation, conditions described in subparagraph II of paragraph THIRTY-FIRST hereof. The Manager's consent may be withheld for any reason or for no reason.

TWENTY-THIRD: Death or Legal Incompetence of Investors. If an Investor shall die, his executors or administrators, or if he shall be declared legally incompetent, his committee or other representative, shall have the same rights that the Investor would have had if he had not died or been declared legally incompetent, and the share of such Investor in the assets of the Company shall, until the termination of the Company, be subject to all the terms, provisions and conditions of this agreement as if such Investor had not died or been declared legally incompetent.

TWENTY-FOURTH: Addresses. The address of each party hereto for all purposes shall be the address of such party set forth next to such party's signature at the end of this agreement; provided, however, that the parties hereto shall have the right to designate, in writing, alternate addresses for the receipt of notices, statements, payments and other mail.

TWENTY-FIFTH: No Right to Demand Property Other Than Cash in Return of Contributions. Unless agreed to in writing by the Manager and other parties hereto, the Investors shall have no right to demand and receive property other than cash in return for their contributions.

TWENTY-SIXTH: Arbitration. Any dispute arising under, out of, in connection with, or in relation to this agreement, or the making or validity thereof, or its interpretation, or any breach thereof, shall be determined and settled by arbitration in New York City, pursuant to the rules then obtaining of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction.

TWENTY-SEVENTH: Counterparts. This agreement may be executed in counterparts, all of which taken together shall be deemed one original. Delivery of an executed counterpart by facsimile or transmitted electronically in either a Tagged Image Format File ("TIFF") or Portable Document Format ("PDF") shall be equally effective as delivery of a manually executed counterpart.

TWENTY-EIGHTH: Originals and Copies of this Agreement; Articles of Organization. One original of this agreement (or set of counterparts) and the Articles of Organization of the Company shall be held at the office of the Company.

TWENTY-NINTH: Miscellaneous.

I. Execution of Certificates and Documents. Each of the Members hereby acknowledges and agrees that the Manager (or such person who is designated by the Manager) will have exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Formation of the Company required by law or required to reflect any amendment of this agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the states of Delaware, New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to this agreement. The Manager shall not, however, have any rights, power or authority to amend or modify this agreement when acting pursuant to the powers conferred by this paragraph.

II. Further Assurances. Each of the parties hereto agrees to execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and to take all such further action as may be required by law or deemed by the Manager to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this agreement and not inconsistent with the terms hereof.

III. Consent By Investors. In any case where the consent of a stated portion in interest of the Investors must be determined, each Investor's interest in the Company shall be equal to the number of Units held by such Investor. Accordingly, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. The foregoing notwithstanding, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required (other than in the limited and unanticipated circumstances described in paragraph FOURTEENTH hereof), as all management authority resides with the Manger.

IV. Entire Agreement; Amendment . This instrument incorporates the entire agreement among the parties hereto, regardless of anything to the contrary contained in any other instrument or notice purporting to summarize the terms hereof, whether or not the same shall be recorded or published. Other than as set forth in paragraph TWENTY-NINTH (I) hereof, no amendment to this Agreement shall be effective unless made in writing and approved, by vote or by written consent by a majority in interest of the Investors; provided, that the Manager may unilaterally make any amendments to this Agreement (each, a "Technical Amendment") to (a) reflect Investor admissions, withdrawals, transfers, substitutions, divestitures, reductions and cancellations, (b) preserve the Company's status as a limited liability company, (c) change the jurisdiction of organization of the Company, or (d) make such other technical amendments that do not materially adversely affect an Investor in a disproportionate manner (relative to its effect on other Investors). Any Technical Amendment shall be binding upon the Company and all of its Investors. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the party against whom the relevant waiver is to be enforced. All amendments and/or resolutions authorizing any amendments to this agreement shall be set forth in writing and shall automatically be effective upon the receipt of the requisite approvals.

V. Severability. If one or more of the provisions of this agreement shall be held to be invalid, illegal or unenforceable in any respect, the remaining provisions of this agreement shall remain in full force and effect and shall be construed as though the invalid, illegal or unenforceable provisions never had been contained herein.

THIRTIETH: Specific Information Concerning the Proposed Production.

I. Business Operations. Investors are directed to the Offering Circular for detailed information regarding the Company's proposed business operations, including, without limitation, information concerning the Production Contract and other material agreements.

II. Funds Advanced by the Manager. The Managing Member may, from time to time, advance sums for pre-production and production expenses for which it will be entitled to be reimbursed from funds authorized to be used prior to the Company's receipt of the Required Capitalization and from the Company after its receipt of the Required Capitalization. However, if the Managing Member elects not to be reimbursed for such advances, such unreimbursed advances shall be deemed the equivalent of cash contributions to the capital of the Company, and the Managing Member shall become an Investor to the extent of such unreimbursed advances.

III. Compensation of the Manager. In addition to reimbursement for pre-production expenses as set forth in the preceding paragraph, the Managing Member will be entitled to receive the Cash Office Charge, a one-time producer's fee of $20,000 payable upon achievement of the Required Capitalization, a producers' fee equal to three percent (3%) of the gross weekly box office receipts (or a minimum weekly guarantee of $3,000 against 6.67% of Weekly Profits when the royalty formula is in effect), and an executive producer fee of $1,000 per week as compensation for services in connection with the Company's production of the Musical. The Managing Member also will be entitled to a fifty percent (50%) share of the Company's Adjusted Net Profits.

IV. No Overcall. There shall be no overcall.

THIRTY-FIRST: Certain Tax Matters; Investment Intent and Limitations on the Resale of Units.

I. Taxes. If any liability for taxes (income or otherwise) of the Company shall be reduced by reason of any credit, deduction or similar item, resulting from the rights or status of any person or entity having an interest in the Net Profits or Adjusted Net Profits of the Company, such reduction shall inure solely to the benefit of such person or entity.

Without limiting the generality of the foregoing, anything in the definition of "Running Expenses" notwithstanding, Running Expenses (as therein defined) shall not include unincorporated business income taxes on the income of the Company imposed under any statute that provides a total or partial exemption (in computing the Company's unincorporated business income tax) for the share of income of any Member. Unincorporated business income taxes imposed under any such statute shall be charged only to the respective Investors and Manager whose respective tax status results in the assessment of unincorporated business income tax so as to accord to each such respective Investor and Manager his proportionate share thereof. Such charges shall be reflected in the Members' Capital Accounts and shall be taken into account in determining amounts distributable by the Company to the Members.

The Company shall be entitled to deduct, withhold and pay any and all future taxes or withholdings, and all liabilities with respect thereto to the extent that the Company in good faith determines that such deduction or withholding or payment is required by the Code or any other Federal, state, local or foreign law, rule or regulation which is currently in effect or which may be promulgated hereafter. In this regard, any taxes withheld from an actual distribution to a Member shall, for all purposes of this agreement, be treated as a distribution to such Member of the same type and character as the distribution giving rise to the withholding obligation.

With respect to the tax liabilities of foreign investing Members, any amount deducted, withheld or paid with respect to a Member that is not described in paragraph SEVENTEENTH, including but not limited to any amount measured by a Member's distributive share of any Company item, shall be considered a loan (a "Special Loan") by the Company to such Member (the "Borrowing Member"). The Borrowing Member shall repay any such Special Loan to the Company within ten (10) days after the Manager delivers a written demand therefor, together with interest at two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained, from the date such loan was made until the date of the repayment thereof. In addition to any other rights of the Company to enforce the Company's right to receive repayment of the Special Loan, plus any accrued interest thereon, the Company may deduct from any actual distribution to be made to a Borrowing Member or any amount available for distribution to a Borrowing Member an amount not greater than the outstanding balance of any Special Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof. In the event that the Company deducts the amount of the Special Loan plus any accrued interest thereon from any actual distribution or amount available to be distributed, the amount that was so deducted shall be treated as an actual distribution to the Borrowing Member for all purposes of this agreement.

II. Investment Intent; Limitations on Resale. Each person executing this agreement as an Investor represents that he is entering into this agreement and acquiring Units for his own account for investment purposes only and not with a view to the distribution, resale, subdivision, fractionalization or disposition thereof. Each person executing this agreement as an Investor further agrees that he will not resell the Units acquired by him unless and until the proposed transfer is approved by the Manager, in the Manager's sole discretion, and counsel for the Company shall have determined in writing that the intended disposition is permissible under this agreement and does not violate the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission or any applicable state securities laws. Any Investor requesting such a determination shall bear the legal expense pertaining thereto, whether or not it is concluded that the disposition is permissible and not a violation. Finally, each person executing this agreement as an Investor agrees to indemnify and hold harmless the Manager, the officers and directors of the Manager and the Company from and against any and all loss, damage, liability or expense including costs and reasonable attorneys' fees to which any of them may be put or may incur by reason of any breach by such person of the representations made in this subparagraph II of this paragraph THIRTY-FIRST.

THIRTY-SECOND: Production and Operating Budgets; Recoupment Projections. Investors are directed to the Offering Circular, for the Company's currently estimated production budget and operating budget (including recoupment projection), which, as stated therein, are based on a number of assumptions and could be altered if such assumptions change. Nothing herein or in the Offering Circular shall limit the right of the

Manager to make such changes in the allocations set forth in the production budget as it deems necessary or advisable, and there can be no assurances that actual production expenses will not exceed the amount indicated therein. The aggregate capital contributions to the Company may be used in the Manager's discretion to pay Running Expenses and Other Expenses as well as Production Expenses. With respect to the operating budget and recoupment estimate, there can be no assurance that operating expenses will be as projected or that the Musical will run for any particular length of time or attract audiences of any particular size. Moreover, the Manager reserves the right to select a theatre of greater or lesser seating capacity than projected in the recoupment estimate, which would cause the budgets and recoupment projections to change.

THIRTY-THIRD: Investors' Representations and Acknowledgment of Risks. Each Investor warrants and represents to the Manager that he or she:

(a) Has carefully read, reviewed and is familiar with this agreement and the Offering Circular;

(b) Has carefully reviewed the Risk Factors identified in the Offering Circular and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

(c) Is aware that there is no public market for Units, that it is not intended that such a market develop, and that it will not be possible to readily liquidate this investment;

(d) Acknowledges that Franklin, Weinrib, Rudell & Vassallo, P.C., counsel for the Company, has in the past acted, and may in the future continue to act, on a regular basis, as counsel for the Manager;

(e) Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor if the Required Capitalization is not achieved and the Investor's investment is returned; and

(f) Will complete and sign the Subscription Agreement and, by so doing, will be deemed also to have executed this agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Operating Agreement as of the 18th day of March, 2010.

AS MANAGER



Name	Address
DAVENPORT THEATRICAL ENTERPRISES, INC. By: ______________________ Name: Kenneth A. Hasija (professionally known as Ken Davenport) Title: President	250 West 49th Street Suite 301 New York, NY 10019

Amended and Restated Operating Agreement

Of

THE GODSPELL LLC

Dated as of June 14, 2010

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT, AND ANY INVESTMENT SHOULD BE MADE SOLELY FOR ECONOMIC REASONS.

TABLE OF CONTENTS

WHEREAS, the Company entered into an operating agreement dated as of January 25, 2010 (the "Original Agreement");

WHEREAS, the Company subsequently amended and restated the Original Agreement with an amended and restated operating agreement dated as of March 18, 2010; (the "Amended Agreement"); and

WHEREAS, the Amended Agreement is hereby amended and restated in its entirety by this amended and restated limited liability operating agreement (the "agreement");

NOW, THEREFORE, in consideration of the mutual promises and agreements made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to restate the Amended Agreement as follows:

AGREEMENT dated as of June 14, 2010, by the parties who execute this agreement as hereinafter provided.

Definitions and Construction

Wherever used in this agreement the following terms shall have the following meanings:

1. The term "Adjusted Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses, Other Expenses and any compensation paid to third parties that is measured by Net Profits.

2. The term "Author" shall mean, collectively, Stephen Schwartz (writer of the music and lyrics of the Musical) and John-Michael Tebelak (writer of the book of the Musical).

3. The term "Capital Account" shall mean the account established for each Member on the books of the Company, which account is initially equal to the capital contribution of such Member to the Company pursuant to paragraphs FOURTH and FIFTH hereof and thereafter is increased by (i) additional cash contributions, if any, made by such Member to the Company, (ii) the fair market value of any property contributed by such Member to the Company (net of any liability to which such property is subject) and (iii) the amount of any Net Income allocated to such Member pursuant to paragraph SIXTEENTH hereof (including any amount of gross income allocated pursuant to subparagraph (f) thereof), and decreased by (i) the amount of any distributions made to such Member pursuant to paragraphs FIFTEENTH and SEVENTEENTH hereof, including the fair market value of any property distributed by the Company to such Member (net of any liability to which such property is subject) and (ii) the amount of any losses and deductions allocated to such Member pursuant to paragraph SIXTEENTH. The Capital Accounts shall be maintained in accordance with the tax accounting principles set forth in the Treasury Regulations promulgated under section 704(b) of the Code.

4. The term "Cash Office Charge" shall mean the weekly cash office charge of Two Thousand Dollars ($2,000) to be paid to the Manager with respect to each company of the Musical, commencing two weeks prior to the first rehearsal and continuing until two weeks after the close of the production, in consideration for which the Manager will furnish to the Company office facilities including local telephone, secretarial and like

facilities other than a press department (provided, however, that the Manager shall receive reimbursement for disbursements incurred on behalf of the Company, such as for overnight delivery services and messengers).

5. The term "Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent revenue laws.

6. The term the "Company" shall mean The Godspell LLC, a Delaware limited liability company.

7. The term "Excess Subsidiary Rights Income" means the Company's right to receive 25% of the Author's income from stock and amateur subsidiary rights earnings in the United States and Canada (but only to the extent that in the seven years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada such earnings exceed the Author's average annual earnings from stock and amateur productions for the five year period preceding the opening of the Company's Broadway production) and also the Company's potential entitlement to receive a share of such income in other territories, as more fully set forth in the Production Contract.

8. The term "Gross Receipts" shall mean all sums derived by the Company from any source whatsoever from the exploitation or turning to account of its rights in the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from return of bonds and other recoverable items included in Production Expenses.

9. The term "gross weekly box office receipts" or "GWBOR" shall be defined with respect to each company of the Musical produced by the Company as all sums received by the Company from the sale of tickets from all sources whatsoever, but shall not include any federal or other admissions or similar taxes, which may be now or hereafter imposed by any governmental authority upon admissions; customary commissions and fees, as may be prevailing from time to time, paid to or retained by third parties in connection with theatre parties, benefits, American Express or other similar credit card plans, automated ticket distribution or remote box offices (e.g., Telecharge and other computer box office services, but not ticket brokers) and commissions or fees for group sales; theatre restoration charges, taxes and/or fees or "facility surcharges" or similar fees or surcharges (however designated); those sums equivalent to the former 5% New York City Amusement Tax, the proceeds of which are now paid to the pension and/or welfare funds of various theatrical unions; subscription fees; receipts from Actors' Fund Benefit performances, provided the customary payments are made by the Actors' Fund to the Dramatists Guild Fund, Inc.; receipts from two performances of the Musical in each calendar year to the extent such receipts are contributed for theatre-related eleemosynary purposes; if applicable, library discounts, value added taxes and entertainment taxes, if any; and sums previously included in GWBOR which subsequently are refunded or uncollectible due to dishonored checks, invalidated credit cards receipts or for any other reason.

10. The term "Investor Recoupment" shall mean the point (after the official opening of the Musical in New York City) when the Investors have received distributions equal to the amount of their capital contributions.

11. The term "Investors" shall mean the Members who make capital contributions to the Company.

12. The term "Manager" or "Managing Member" shall mean Davenport Theatrical Enterprises, Inc., and references to the Manger's "affiliates" shall mean any person or entity controlling, controlled by, or under common control with the Manager, including, without limitation, Ken Davenport, the president and sole owner of the Manager.

13. The term "Maximum Capitalization" shall mean Five Million Dollars ($5,000,000).

14. The term "Members" shall mean all members of the Company (whether they be the Manager or Investors).

15 The term "Minimum Capitalization" shall mean Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000).

16. The term the "Musical" shall mean the musical stage play entitled "Godspell," written by the Author and owned by Owner.

17. The terms "Net Income" and "Net Loss" for any fiscal year of the Company, or any fraction thereof, shall mean the net income or net loss of the Company, as the case may be, for such fiscal year, in each case including gain or loss recognized upon the sale of any assets of the Company, including the amount, if any, of tax exempt income received or accrued and taking into account expenditures of the Company described in section 705(a)(2)(B) of the Code (including expenditures treated as described in section 705(a)(2)(B) of the Code under Treas. Reg. §1.704-1(b)(2)-(iv)(i)). The Company shall determine all items of Net Income and Net Loss in accordance with principles applicable in determining taxable income or loss for federal income tax purposes for limited liability companies treated as partnerships and consistent with accounting methods used by the Company in determining taxable income or loss for federal income tax purposes.

18. The term "Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

19. The term "Offering Circular" means the Company's prospectus whereby Units are being offered to potential Investors.

20. The term "Other Expenses" shall mean all expenses of whatever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel, negligence, etc.

21. The term "Outside Date" refers to the latest date by which the Company may secure the Minimum Capitalization and is the earlier of nine (9) months from the date hereof or the date of the first paid public performance of the Company's Broadway production of the Musical.

22. The term "Owner" shall mean, collectively, Tebelak Heirs Joint Venture, the successor-in-interest to John Michael Tebelak, and Heelstone Parc Productions,

Inc. f/s/o Stephen Schwartz.

23. The term "Production Contract" shall mean the agreement between the Owner and the Managing Member pursuant to which certain rights in the Musical will be secured from the Owner as described in the Offering Circular (all of which will be assigned by the Managing Member to the Company).

24. The term "Production Expenses" shall mean all fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Owner, rehearsal charges and expenses, transportation charges, Cash Office Charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any preview losses.

25. The term "Running Expenses" shall mean all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Musical, including, but without limiting the generality of the foregoing, Owner's royalties, compensation to be paid to the cast and general manager, director's royalties, and miscellaneous stage help, transportation charges, Cash Office Charge, the weekly executive producer's fee, advertising and publicity, rentals, miscellaneous supplies, reasonable legal and auditing expenses, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the production of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the Investors and the Manager.

26. The term "Sinking Fund" shall mean such amount determined by the Manager as necessary for the Company to maintain on hand with respect to the Broadway company of the Musical.

27. The term "Special Bank Account" shall mean the bank account opened by the Manager and maintained at JP Morgan Chase, 270 Park Avenue, New York, NY 10017.

28. The term "Territory" shall mean the United States of America, its territories and possession, including Puerto Rico, and Canada.

29. The term "Units" refers to fifty thousand (50,000) investment interests in the Company being offered to Investors at One Hundred Dollars ($100) per Unit, subject to a minimum investment of One Thousand Dollars ($1,000).

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or firms, corporation or corporations may require.

Paragraph headings are used herein for convenience only and shall not be referred to in the interpretation of this agreement.

Agreement

FIRST: Formation of Limited Liability Company. The Company has been formed as a limited liability company pursuant to the provisions of Chapter 18, Title 6 of the Delaware Code for the purpose of managing and producing the Musical, and for the purpose of exploiting and turning to account the rights at any time held by the Company in connection therewith, and for no other purpose..

SECOND: Manager and Investors. The Manager, Davenport Theatrical Enterprises, Inc., shall execute this agreement as the manager of the Company. All other Members shall be Investors. To the extent that the Manager makes capital contributions to the Company, it shall be deemed to have executed this agreement as both Manager and Investor, and it shall be treated as an "Investor" with respect to its capital contribution.

THIRD: Name and Principal Place of Business of the Company. The Company shall be conducted under the name The Godspell LLC, and its principal place of business shall be c/o Davenport Theatrical Enterprises, Inc. 250 West 49th Street, Suite 301, New York, NY 10019. Said location may be changed upon notice from the Manager to the Investors.

FOURTH: Rights in the Production to be Assigned to the Company. The Manager hereby agrees that all rights it holds in the Musical, including those acquired under the Production Contract automatically shall be contributed to the Company by the Manager, and the Company will assume all of those rights and obligations, whether or not separate documents confirming such contribution and assumption actually are executed. The Manager further agrees that all other rights acquired or which may be acquired relating to the Musical, and the benefit of all services rendered or to be rendered in connection therewith, shall belong to and be held in the name of the Company.

FIFTH: Contributions of the Investors. Each Investor shall purchase the number of Units indicated by such Member on the signature page of this agreement at a purchase price of One Hundred Dollars ($100) per Unit, provided that the minimum investment will be for ten (10) Units, i.e., One Thousand Dollars ($1,000). Payment will be due simultaneously with execution of this agreement, and upon receipt, will be deposited in the Special Bank Account. Funds deposited in the Special Bank Account shall not be used until the Minimum Capitalization shall have been so paid in.

Given the low interest rates that currently prevail, and the difficulty that would be associated with tracking the interest allocable to a particular investment, any interest earned on funds deposited in the Special Account will be deemed to be part of the Gross Receipts of the Company, may be expended by the Manager for any proper purpose of the Company, and will not be credited to or returned to Investors if the Minimum Capitalization is not achieved. Accordingly, each Investor, by executing this agreement will be deemed to have waived any right to receive interest earned on such Investor's investment and authorizes the Company to use such interest for any proper purpose.

Notwithstanding any contrary implication herein, no Units actually will be issued, and prospective Investors will not actually become Members, until the Minimum Capitalization is received.

SIXTH: Payment of Capital Contributions; Special Account. . All capital contributions made by prospective Investors will be held in a special bank account, in trust, and will not be utilized until the Minimum Capitalization is completed. However, the Company does not currently have a trust agreement or a trustee and the special bank account is not controlled by an independent third party. If the Minimum Capitalization is not received within nine (9) months, Investors' investments will be promptly returned, without interest.

SEVENTH: Minimum Capitalization. The Minimum Capitalization of Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) is expected to be furnished by Investors' capital contributions and must be received by the Outside Date. Once the Minimum Capitalization is reached, the Company shall have the right to continue to accept investments, but not in excess of the Maximum Capitalization of $5,000,000 and not after the first paid public Broadway performance of the Musical. The Manager, in its sole discretion, may contribute to the capital of the Company, including for the purpose of securing the Minimum Capitalization; provided, that, in no event shall the Manager have an obligation to make any such capital contributions.

EIGHTH: Other Activities of the Manager and the Investors. The Manager is authorized to manage the business of the Company in conjunction with the Manager's other business interests, activities and investments and, subject to the provisions of paragraph TWENTIETH, will not be obligated to devote all or any particular part of its time and effort to the Company and its affairs. Neither this agreement nor any activity undertaken on behalf of the Company shall prevent the Manager, its affiliates, or the Investors from engaging in any other activities or businesses or from making investments, whether or not such activities, businesses or investments are similar in nature to or competitive with the business of the Company, including without limitation investments in, or production of, live theatrical, film and/or television productions, whether individually or jointly with others, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities, businesses or investments to the Company or Investors.

The Manager, and persons and entities affiliated with and/or related to the Manager, is actively involved in many aspects of the theatrical industry. The Manager reserves the right to render, or have its affiliates render, services that are not customarily provided by producers of theatrical productions for which it will receive compensation at customary levels, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities to the Company or Investors.

NINTH: Loans for Production Expenses. If actual Production Expenses shall exceed the estimated Production Expenses, the Company shall seek additional funds to cover such expenses. The Manager or any person or entity controlled by or controlling the Manager (hereafter, "affiliate") may, but shall not have the obligation to, advance all or part of such additional funds. Any amounts so advanced, shall be entitled to be repaid in full prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits. Any amounts so advanced may bear such interest as may be approved by the Manager, in its sole discretion, and such interest, if any, will be an expense of the Company. Notwithstanding the foregoing, in no event will the interest paid on advances made by the Manager or any affiliate of the Manager exceed two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained. Any amounts of Adjusted Net Profits due to any persons making advances hereunder shall be payable from the Manager's percentage of Adjusted Net Profits and shall not have the effect of reducing the percentage of Adjusted Net Profits payable to the Investors. Any deduction of interest imputed for federal income tax purposes with respect to any such loan made by a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

TENTH: Loans for Running Expenses and Other Expenses. If, at any time, the Company's funds shall be insufficient or otherwise unavailable to pay any Running Expenses or Other Expenses of the Company, the Manager, in its sole discretion, may (but shall not be obligated to) advance or may seek to cause others to advance as loans to the Company the amounts so required. Any such loans shall be entitled to be repaid prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits, together with such interest, if any, as may be approved by the Manager, in its sole discretion (including in connection with an advance made by the Manager or an affiliate of the Manager). Any amounts of Adjusted Net Profits due to persons making such loans shall be payable from the Manager's percentage of Adjusted Net Profits and said loans shall not have the effect of reducing the percentage of Adjusted Net Profits payable to Investors. Any deduction for interest imputed for federal income tax purposes with respect to any such loan made by a Member or an affiliate of a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

ELEVENTH: Abandonment of the Musical; Liquidation. Anything herein to the contrary notwithstanding, the Manager shall have the right, whenever in its business judgment it shall deem it necessary, to abandon any production of the Musical at any time for any reason whatsoever. In the event of such abandonment, the production shall be forthwith liquidated and all net funds shall be distributed to the same persons and in the same manner as set forth in subparagraph (d) of paragraph SEVENTEENTH hereof, subject to the special provisions of paragraph SIXTH if abandonment occurs prior to achievement of the Minimum Capitalization. In addition to the foregoing, if the Company has ceased active production of the Musical, but the Company has become entitled to participate in Excess Subsidiary Rights Income, the Company may sell that financial entitlement on terms deemed by the Manger to be fair, and neither the Manager nor any Investor will be disqualified from being the purchaser thereof. Nothing herein will obligate the Manager to give advance notice to all Investors prior to effecting a sale of the Company's entitlement to Excess Subsidiary Rights Income.

TWELFTH: Billing. The production shall be announced substantially as follows:

"Ken Davenport Presents"

or in such other manner as the Manager may determine. Notwithstanding the foregoing, the Manager shall have the right to change such form of announcement and/or give presentation or other credits to other individuals or entities in its discretion.

THIRTEENTH: Termination of the Company. The Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed of or terminated; or (b) subject to paragraph FOURTEENTH, the resignation, dissolution or bankruptcy of the Manager. Upon said termination the Manager shall liquidate the affairs of the Company as hereinafter provided. Investors shall not have the ability to compel the dissolution or liquidation of the Company.

FOURTEENTH: Continuation of the Company Following a Termination Event. The Company shall not be dissolved upon the resignation, dissolution or bankruptcy of the Manager if a majority in interest of the Investors shall determine within thirty (30) days after such event to continue the business of the Company and designate a substitute Manager who has agreed in writing to serve in such capacity.

FIFTEENTH: Distribution of Adjusted Net Profits. Following such time, if ever, that all of the investments of the Investors shall be returned to them as provided in paragraph SEVENTEENTH (a) hereof, the Adjusted Net Profits that may accrue from the business of the Company shall be divided between the Manager and Investors in the following proportions and shall be distributed as provided in paragraph SEVENTEENTH (b) hereof:

Each Investor shall receive that proportion of fifty percent (50%) of the Adjusted Net Profits of the Company which his investment bears to the aggregate of all investments made by the Investors, and the Manager shall receive the remaining fifty percent (50%) of Adjusted Net Profits. The Manager shall have the right to allocate a portion of its Adjusted Net Profits to one or more third parties.

SIXTEENTH: Allocation of Net Income and Net Losses. From and after the date of this agreement, all Net Income and Net Losses of the Company for each calendar year or fraction thereof shall be credited or charged to the Capital Accounts of the Members as follows and in the following order of priority:

(a) Net income shall first be credited to the Capital Accounts of the Members to the extent of and in proportion to the respective deficit balances, if any, thereof.

(b) Net income shall next be credited to the Capital Accounts of the Members to the extent of and in proportion to, with respect to each Member, the excess, if any, of (i) the aggregate amount of Net Loss previously charged to the Capital Account of such Member under subparagraphs (d) and (e) of this paragraph SIXTEENTH for all prior years over (ii) the aggregate amount of Net Income previously credited to the Capital Account of such Member under subparagraph (a) for the current year and all prior years and under this subparagraph (b) for all prior years.

(c) The balance, if any, of Net Income shall be credited to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of the second paragraph of paragraph FIFTEENTH hereof.

(d) If the Company has Net Losses for such calendar year or fraction thereof, an amount of Net Loss shall first be charged to the Capital Account of each Member whose Capital Account has a positive balance, to the extent of and in proportion to the positive balances of each of such Capital Accounts, until the balance of each such Capital Account has been reduced to zero.

(e) The balance, if any, of Net Losses shall be charged to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof; provided, however, that if and to the extent that the allocation of Net Loss provided for in this subparagraph (e) would cause the deficit balance of the Capital Account of an Investor to exceed the aggregate amount distributed to such Investor for the current year and all prior years under paragraphs FIFTEENTH and SEVENTEENTH hereof, such amount of Net Loss shall instead be allocated to the Manager.

(f) Notwithstanding any other provision of this Agreement, if any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §1.704-1(b)(2)(ii)(D)(4), (5) or (6) that cause a negative balance or increase in the negative balance in the Capital Account of such Member, then items of Company income and gain shall be allocated to such Member in an amount sufficient to eliminate such negative balance as quickly as possible prior to any other allocation hereunder. For purposes of this subparagraph (f), a Member's Capital Account shall be increased by such Member's share of any recourse liability of the Company (including any loans made by such Member to the Company).

(g) No Member shall be personally liable for any debts, obligations or loss of the Company in any event, except from the capital contributed by him hereunder.

SEVENTEENTH: Return of Contributions of the Investors; Distribution of Adjusted Net Profits; Liquidation Distributions.

(a) The contributions of the Investors shall be returned to them at the following times:

At such times (after the official opening of the Musical in New York City) as the Company has a cash reserve not less than the Sinking Fund after the payment or reasonable provision for payment of all debts (including loans pursuant to paragraphs NINTH and TENTH hereof which pursuant to their terms are repayable prior to the return of the contributions of the Investors), liabilities, taxes and contingent liabilities, all cash received from time to time by the Company in excess of said cash reserve shall be paid periodically, but not less frequently than quarterly, exclusively to the Investors until their total contributions shall have been thereby fully repaid (the point at which such repayment occurs being referred to as "Investor Recoupment"). The foregoing notwithstanding, distributions may be deferred (although reports will be rendered) if the amount per Unit is less than Five Dollars ($5.00). Deferred distributions will be paid with any additional distributions to which Investors are entitled at the end of the next following quarter when the aggregate distribution to be made is in excess of Five Dollars ($5.00) per Unit. Each Investor shall receive that proportion of such excess cash received by the Company as his contribution bears to the aggregate amount of all contributions made by all Investors.

(b) The time and manner of distribution of the Adjusted Net Profits of the Company shall be as follows:

Following Investor Recoupment, such part of the Adjusted Net Profits of the Company as can be paid in cash and still leave the Company with a cash reserve not less that the Sinking Fund after the payment, or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities, and after making the payments provided for in subparagraph (a) of this paragraph SEVENTEENTH, shall be paid not less frequently than quarterly to the Investors and Manager (in accordance with the percentage provisions hereinbefore set forth in paragraph FIFTEENTH), but subject to the minimum distribution requirements described in the preceding subparagraph..

(c) Solely for the purpose of determining whether any contributions are to be repaid or Adjusted Net Profits are to be distributed to the Investors and/or Manager under the provisions of this paragraph SEVENTEENTH (but not for any other purpose) the financial reports prepared by the accountants for the Company shall be conclusive.

(d) Upon the closing of all companies presenting the Musical under the management or license of the Company, and the abandonment of further intention of producing the Musical, the assets of the Company shall be liquidated as promptly as possible and the cash proceeds shall be applied as follows, and in the following order or priority:

(i) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet it, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as herein provided for in this paragraph SEVENTEENTH.

(ii) To the repayment of the capital contributed by the Investors (if any shall then remain unpaid), the said Investors sharing each such repayment proportionately to their respective contributions; provided, however, that no amount shall be distributed to any Investor pursuant to subparagraph (d)(ii) of this paragraph SEVENTEENTH in excess of the balance of such Investor's Capital Account.

(iii) The surplus, if any, of the said assets then remaining shall be divided among all the Members in proportion to the balance of their Capital Accounts, determined after allocating Net Income or Net Loss for the year of such liquidation (determined after taking into account gain or loss realized in connection with such liquidation) and after taking into account all distributions made during such year, including distributions pursuant to subparagraph (d)(ii) hereof.

In liquidating the assets of the Company, all physical assets of a saleable value, belonging to the Company, shall be sold at public or private sale, as the Manager may deem advisable. No assets other than physical ones need be sold. It is agreed that any Member may purchase said physical assets at such sale.

At any time after the completion of the run of all companies presenting the Musical under the management or license of the Company, the Manager shall have the right to sell or otherwise dispose of the Company's remaining rights in the Musical, including, without limitation, its interest in Excess Subsidiary Rights Income, as more fully set forth in paragraph ELEVENTH. The Investors and/or Manager may be purchasers upon any such sale provided the amount paid by them as purchasers shall be fair and reasonable.

EIGHTEENTH: Special Bank Account. The Manager has opened and will maintain, in the name of the Company, in New York City, one or more bank accounts in which shall be deposited all of the capital of the Company, all of the Gross Receipts as hereinbefore defined, and no other funds. The funds in said bank accounts shall be used solely for the business of the Company. Among those bank accounts will be the Special Bank Account described in Article FIFTH.

NINETEENTH: Books and Records of the Company; Tax Matters Member. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. Such books and records also will record the number of Units owned by each Investor, and no separate certificates for Units will be issued. Upon written request to the Manager citing good cause relating to the business of the Company and the Investor's investment therein, said books of account shall be open during normal business hours for inspection by Investors or their qualified financial representatives, at the applicable Investor's sole expense. For the avoidance of uncertainty, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the Company. The Company agrees to deliver to the Investors as long as the Musical is being presented by it, monthly reports consisting of summary balance sheets and profit and loss statements, within thirty (30) days after the close of the period covered thereby. In addition, the Company agrees to deliver to the Investors financial statements for each twelve-month fiscal period in which the Company has any earnings or expenditures or engages in any financial transactions, within four (4) months after the close of the applicable fiscal period. The Company will furnish unaudited preopening reports for each six-month period (if any) prior to the first paid public performance of the Musical, the first such report to be due six (6) months and thirty (30) days after the applicable six-month period. All such reports and any other financial reports which may be required shall be prepared in accordance with such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include Article 23 of the New York Arts and Cultural Affairs Law, and regulations issued pursuant thereto. The Company further agrees to deliver to each Investor all so-called "information returns" (prior to the filing thereof with the federal and state governments) showing the income of the Company and of each Member received therefrom. It is anticipated that all of the foregoing reports will be furnished to investors electronically.

Each Investor does hereby permit the Manager to designate itself the Tax Matters Member of the Company, as required by the Code, and does hereby agree that any action taken by the Tax Matters Member so designated in connection with audits of the Company under the Code will be binding upon the Investors. Each Investor further agrees that he will not treat any Company item inconsistently on his individual income tax return with the treatment of the item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Tax Matters Member, which authorization may be withheld in the complete discretion of the Tax Matters Member.

TWENTIETH: Duties and Powers of the Manager. Without limitation of the provisions of paragraph EIGHTH, the Manager agrees to render the services customarily and usually rendered by theatrical producers, and to devote as much time thereto as it deems necessary. It agrees to furnish, from the date of this agreement, office facilities including local telephone, secretarial and like facilities (but not including a press department) for which it shall receive reimbursement for disbursements incurred on behalf of the Company (such as long overnight delivery and messenger charges) and, beginning three weeks prior to the first rehearsal and continuing until three weeks after the close of the Musical, the Cash Office Charge. If there is more than one company of the Musical, the Cash Office Charge shall also be payable to the Manager with respect to each additional company for the period beginning two weeks prior to the first rehearsal of such additional company and continuing until two weeks after its close. Payments made hereunder shall be deemed to be, and shall be charged as, Running Expenses and/or Production Expenses of the Company.

As between the Manager and the Investors, subject to the provisions of paragraph TWENTY-FIRST hereof, the Manager shall have complete control, in its discretion, both of production of the Musical and the exploitation of all rights therein, including, without limiting the generality of the foregoing, changes in script, choice of cast, directors and designers, sets, prices of tickets, time of opening and closing the Broadway production or any other company of the Musical, and organizing and arranging for additional companies if the Company exercises such rights.

The Manager has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. No agreement or other arrangement shall permit the Manager to contract away its fiduciary obligation to Investors. Investors shall not have appraisal or dissenters' rights.

TWENTY-FIRST: Additional Rights of the Manager; Failure to Take Action; Liability of Manager; Indemnification.

(a) As set forth more fully in paragraph THIRTIETH, if the Company has secured such rights, the Manager shall have the right in its discretion to make arrangements to license the touring rights or the rights to produce and present additional companies of the Musical to itself or to any other party or parties it may designate in its sole discretion, provided the Company receives reasonable royalties or other reasonable compensation therefor, and provided, further, that the Company shall have no financial responsibility for any loss or expenses arising out of the production or operation of said additional company or companies. In the event of any such license of touring rights or additional company rights, neither the Investors nor the Manager shall be disqualified from participating in the licensee's exploitation of such rights by investment of their funds or otherwise as a separate enterprise, and the Company shall not be entitled to share in any compensation received by any Investors or the Manager in connection therewith. However, although it is possible that certain Investors may invest in one or more of such additional companies, nothing herein will suggest that any Investor will have a right to invest in any additional company, even if such additional company is controlled by or affiliated with the Manager and even if the Manager has made investment opportunities available to certain Investors.

(b) If the Manager at any time after the first public performance of the Musical shall determine in good faith that continuation of the run of the Musical is not in the best interests of the Company and should be abandoned, it shall have the right to make arrangements with any person or entity to continue the run of the Musical on such terms as it may feel is in the best interests of the Company, and nothing herein shall prevent the Manager from having an interest in any such entity.

(c) If the Owner sells, leases, licenses or otherwise disposes of subsidiary rights in the Musical, any of the Members, including the Manager, or any affiliate, may seek to acquire and exploit such rights solely for their own account(s) and may receive compensation or other consideration, solely for their account(s), as producer, associate producer or in any other capacity whatsoever, in connection with the exploitation of such rights without any obligation to account to any other Member. However, if the Company secures an interest in Excess Subsidiary Rights Income, nothing contained in this paragraph shall reduce or otherwise impair the Company's interest therein.

(d) The Manager or its affiliates shall not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company, provided, however, the following conditions are met: (x) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable.

(e) The Company will indemnify and hold harmless the Manager and its affiliates from any claim, loss, expense, liability, action or damage resulting from any such act or omission in the conduct of the business of the Company provided that the following conditions are met: (i) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (ii) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable,, and (iv) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to subparagraph (h) of this paragraph TWENTY-FIRST, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Manager in defense or prosecution of any action relating to such act or omission).

(f) Notwithstanding anything to the contrary contained in subparagraph (e) of this paragraph TWENTY-FIRST, the Manager, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

(g) The Company may not incur the cost of that portion of liability insurance which insures the Manager or its affiliates for any liability as to which the Manager or its affiliates, as applicable, is prohibited from being indemnified under this paragraph TWENTY-FIRST.

(h) The advancement of Company funds to the Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (iii) the Manager or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

TWENTY-SECOND: Limitation on Assignments by Investors. No assignee of an Investor shall have the right to become a substituted Investor in the place of his assignor without the written consent of the Manager and then only upon complying with such conditions related to such substitution as may be prescribed by the Manager, including, without limitation, conditions described in subparagraph II of paragraph THIRTY-FIRST hereof. The Manager's consent may be withheld for any reason or for no reason.

TWENTY-THIRD: Death or Legal Incompetence of Investors. If an Investor shall die, his executors or administrators, or if he shall be declared legally incompetent, his committee or other representative, shall have the same rights that the Investor would have had if he had not died or been declared legally incompetent, and the share of such Investor in the assets of the Company shall, until the termination of the Company, be subject to all the terms, provisions and conditions of this agreement as if such Investor had not died or been declared legally incompetent.

TWENTY-FOURTH: Addresses. The address of each party hereto for all purposes shall be the address of such party set forth next to such party's signature at the end of this agreement; provided, however, that the parties hereto shall have the right to designate, in writing, alternate addresses for the receipt of notices, statements, payments and other mail.

TWENTY-FIFTH: No Right to Demand Property Other Than Cash in Return of Contributions. Unless agreed to in writing by the Manager and other parties hereto, the

Investors shall have no right to demand and receive property other than cash in return for their contributions.

TWENTY-SIXTH: Arbitration. Any dispute arising under, out of, in connection with, or in relation to this agreement, or the making or validity thereof, or its interpretation, or any breach thereof, shall be determined and settled by arbitration in New York City, pursuant to the rules then obtaining of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction.

TWENTY-SEVENTH: Counterparts. This agreement may be executed in counterparts, all of which taken together shall be deemed one original. Delivery of an executed counterpart by facsimile or transmitted electronically in either a Tagged Image Format File ("TIFF") or Portable Document Format ("PDF") shall be equally effective as delivery of a manually executed counterpart.

TWENTY-EIGHTH: Originals and Copies of this Agreement; Articles of Organization. One original of this agreement (or set of counterparts) and the Articles of Organization of the Company shall be held at the office of the Company.

TWENTY-NINTH: Miscellaneous.

I. Execution of Certificates and Documents. Each of the Members hereby acknowledges and agrees that the Manager (or such person who is designated by the Manager) will have exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Formation of the Company required by law or required to reflect any amendment of this agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the states of Delaware, New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to this agreement. The Manager shall not, however, have any rights, power or authority to amend or modify this agreement when acting pursuant to the powers conferred by this paragraph.

II. Further Assurances. Each of the parties hereto agrees to execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and to take all such further action as may be required by law or deemed by the Manager to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this agreement and not inconsistent with the terms hereof.

III. Consent By Investors. In any case where the consent of a stated portion in interest of the Investors must be determined, each Investor's interest in the Company shall be equal to the number of Units held by such Investor. Accordingly, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. The foregoing notwithstanding, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required (other than in the limited and unanticipated circumstances described in paragraph FOURTEENTH hereof), as all management authority resides with the Manger.

IV. Entire Agreement; Amendment . This instrument incorporates the entire agreement among the parties hereto, regardless of anything to the contrary contained in any other instrument or notice purporting to summarize the terms hereof, whether or not the same shall be recorded or published. Other than as set forth in paragraph TWENTY-NINTH (I) hereof, no amendment to this Agreement shall be effective unless made in writing and approved, by vote or by written consent by a majority in interest of the Investors; provided, that the Manager may unilaterally make any amendments to this Agreement (each, a "Technical Amendment") to (a) reflect Investor admissions, withdrawals, transfers, substitutions, divestitures, reductions and cancellations, (b) preserve the Company's status as a limited liability company, (c) change the jurisdiction of organization of the Company, or (d) make such other technical amendments that do not materially adversely affect an Investor in a disproportionate manner (relative to its effect on other Investors). Any Technical Amendment shall be binding upon the Company and all of its Investors. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the party against whom the relevant waiver is to be enforced. All amendments and/or resolutions authorizing any amendments to this agreement shall be set forth in writing and shall automatically be effective upon the receipt of the requisite approvals.

V. Severability. If one or more of the provisions of this agreement shall be held to be invalid, illegal or unenforceable in any respect, the remaining provisions of this agreement shall remain in full force and effect and shall be construed as though the invalid, illegal or unenforceable provisions never had been contained herein.

THIRTIETH: Specific Information Concerning the Proposed Production.

I. Business Operations. Investors are directed to the Offering Circular for detailed information regarding the Company's proposed business operations, including, without limitation, information concerning the Production Contract and other material agreements.

II. Funds Advanced by the Manager. The Managing Member may, from time to time, but shall not be obligated to, advance sums for pre-production and production expenses for which it will be entitled to be reimbursed, but only after the Company's receipt of the Minimum Capitalization. However, if the Managing Member elects not to be reimbursed for such advances, such unreimbursed advances shall be deemed the equivalent of cash contributions to the capital of the Company, and the Managing Member shall become an Investor to the extent of such unreimbursed advances.

III. Compensation of the Manager. In addition to reimbursement for pre-production expenses as set forth in the preceding paragraph, the Managing Member will be entitled to receive the Cash Office Charge, a one-time producer's fee of $20,000 payable upon achievement of the Minimum Capitalization, a producers' fee equal to three percent (3%) of the gross weekly box office receipts (or a minimum weekly guarantee of $3,000 against 6.67% of Weekly Profits when the royalty formula is in effect), and an executive producer fee of $1,000 per week as compensation for services in connection with the

Company's production of the Musical. The Managing Member also will be entitled to a fifty percent (50%) share of the Company's Adjusted Net Profits.

IV. No Overcall. There shall be no overcall.

THIRTY-FIRST: Certain Tax Matters; Investment Intent and Limitations on the Resale of Units.

I. Taxes. If any liability for taxes (income or otherwise) of the Company shall be reduced by reason of any credit, deduction or similar item, resulting from the rights or status of any person or entity having an interest in the Net Profits or Adjusted Net Profits of the Company, such reduction shall inure solely to the benefit of such person or entity.

Without limiting the generality of the foregoing, anything in the definition of "Running Expenses" notwithstanding, Running Expenses (as therein defined) shall not include unincorporated business income taxes on the income of the Company imposed under any statute that provides a total or partial exemption (in computing the Company's unincorporated business income tax) for the share of income of any Member. Unincorporated business income taxes imposed under any such statute shall be charged only to the respective Investors and Manager whose respective tax status results in the assessment of unincorporated business income tax so as to accord to each such respective Investor and Manager his proportionate share thereof. Such charges shall be reflected in the Members' Capital Accounts and shall be taken into account in determining amounts distributable by the Company to the Members.

The Company shall be entitled to deduct, withhold and pay any and all future taxes or withholdings, and all liabilities with respect thereto to the extent that the Company in good faith determines that such deduction or withholding or payment is required by the Code or any other Federal, state, local or foreign law, rule or regulation which is currently in effect or which may be promulgated hereafter. In this regard, any taxes withheld from an actual distribution to a Member or paid on behalf of a Member shall, for all purposes of this agreement, be treated as a distribution to such Member of the same type and character as the distribution giving rise to the withholding obligation.

With respect to the tax liabilities of foreign investing Members, any amount deducted, withheld or paid with respect to a Member that is not described in paragraph SEVENTEENTH, including but not limited to any amount measured by a Member's distributive share of any Company item, shall be considered a loan (a "Special Loan") by the Company to such Member (the "Borrowing Member"). The Borrowing Member shall repay any such Special Loan to the Company within ten (10) days after the Manager delivers a written demand therefor, together with interest at two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained, from the date such loan was made until the date of the repayment thereof. In addition to any other rights of the Company to enforce the Company's right to receive repayment of the Special Loan, plus any accrued interest thereon, the Company may deduct from any actual distribution to be made to a Borrowing Member or any amount available for distribution to a Borrowing Member an amount not greater than the outstanding balance of any Special Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof. In the event that the Company deducts the amount of the Special Loan plus any accrued interest thereon from any actual distribution or amount available to be distributed, the amount that was so deducted shall be treated as an actual distribution to the Borrowing Member for all purposes of this agreement.

II. Investment Intent; Limitations on Resale. Each person executing this agreement as an Investor represents that he is entering into this agreement and acquiring Units for his own account for investment purposes only and not with a view to the distribution, resale, subdivision, fractionalization or disposition thereof. Each person executing this agreement as an Investor further agrees that he will not resell the Units acquired by him unless and until the proposed transfer is approved by the Manager, in the Manager's sole discretion, and counsel for the Company shall have determined in writing that the intended disposition is permissible under this agreement and does not violate the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission or any applicable state securities laws. Any Investor requesting such a determination shall bear the legal expense pertaining thereto, whether or not it is concluded that the disposition is permissible and not a violation. Finally, each person executing this agreement as an Investor agrees to indemnify and hold harmless the Manager, the officers and directors of the Manager and the Company from and against any and all loss, damage, liability or expense including costs and reasonable attorneys' fees to which any of them may be put or may incur by reason of any breach by such person of the representations made in this subparagraph II of this paragraph THIRTY-FIRST.

THIRTY-SECOND: Production and Operating Budgets; Recoupment Projections. Investors are directed to the Offering Circular, for the Company's currently estimated production budget and operating budget (including recoupment projection), which, as stated therein, are based on a number of assumptions and could be altered if such assumptions change. Nothing herein or in the Offering Circular shall limit the right of the Manager to make such changes in the allocations set forth in the production budget as it deems necessary or advisable, and there can be no assurances that actual production expenses will not exceed the amount indicated therein. The aggregate capital contributions to the Company may be used in the Manager's discretion to pay Running Expenses and Other Expenses as well as Production Expenses. With respect to the operating budget and recoupment estimate, there can be no assurance that operating expenses will be as projected or that the Musical will run for any particular length of time or attract audiences of any particular size. Moreover, the Manager reserves the right to select a theatre of greater or lesser seating capacity than projected in the recoupment estimate, which would cause the budgets and recoupment projections to change.

THIRTY-THIRD: Investors' Representations and Acknowledgment of Risks. Each Investor warrants and represents to the Manager that he or she:

(a) Has carefully read, reviewed and is familiar with this agreement and the Offering Circular;

(b) Has carefully reviewed the Risk Factors identified in the Offering Circular and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

(c) Is aware that there is no public market for Units, that it is not intended that such a market develop, and that it will not be possible to readily liquidate this investment;

(d) Acknowledges that Franklin, Weinrib, Rudell & Vassallo, P.C., counsel for the Company, has in the past acted, and may in the future continue to act, on a regular basis, as counsel for the Manager;

(e) Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor if the Minimum Capitalization is not achieved and the Investor's investment is returned; and

(f) Will complete and sign the Subscription Agreement and, by so doing, will be deemed also to have executed this agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Operating Agreement as of the 14th day of June, 2010.

AS MANAGER



Name	Address
DAVENPORT THEATRICAL ENTERPRISES, INC. By: ______________________ Name: Kenneth A. Hasija (professionally known as Ken Davenport) Title: President	250 West 49th Street Suite 301 New York, NY 10019

EXHIBIT 4.1

Form of Subscription Package

SUBSCRIPTION PACKAGE

THE GODSPELL LLC

A minimum of 37,500 and a maximum of 50,000 limited liability company membership interests in The Godspell LLC ("Units")

Offering Price - $100 per Unit

Minimum Subscription - $1,000 (10 Units)

THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:

1. **Instructions**
2. **Subscription Agreement (to be completed and signed by all Investors)**
3. **Investor Supplement, consisting of the following:**
    - **Type of Entity Designation**
    - **Federal Form W-9 (to be completed by all U.S. Investors)**
    - **Federal Form W-8ECI (to be completed by all foreign Investors)**

__________, __, 2010

INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN THE GODSPELL LLC

To invest in the LLC, please do the following:

- Print out the entire Subscription Package.
- Complete and sign the Subscription Agreement.
- If you are a California resident, you also must complete and sign the California Representation, which is part of the Subscription Agreement.
- If you are a Michigan resident, you also must complete and sign the Michigan Representation, which is part of the Subscription Agreement.
- Complete the attachment called "Type of Entity Designation"
- If you are a US taxpayer, complete Form W-9.
- If you are a foreign Investor, complete Form W8-ECI.
- Write a check payable to "The Godspell (New York) LLC" for the amount of your investment.
- Send your check, the signed Subscription Agreement, and all of the additional forms that apply to you to:

The Godspell LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019
Attn.: Subscription Department

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS, PLEASE CALL DAVENPORT THEATRICAL ENTERPRISES, INC. AT (212) 874-5348 AND ASK FOR THE SUBSCRIPTION DEPARTMENT.

THE GODSPELL LLC

SUBSCRIPTION AGREEMENT

To Prospective Investors:

To purchase Units in The Godspell LLC (the "LLC"), you must complete and sign this Subscription Agreement. By so doing, you warrant, represent and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Operating Agreement) has been delivered to you via email or through the LLC's website, and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of, the LLC's Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves a high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured, or have waived the right to secure, the advice of your legal counsel, accountants or other financial advisors with respect to an investment in the Units.

6. The LLC may retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if the required Minimum Offering of $3,750,000 is not completed within nine months.

7. You irrevocably subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if you subscription is accepted, you will not actually become an Investor in the LLC unless and until the Minimum Offering of $3,750,000 is achieved.

8. Your principal residence, or (if you are not an individual) your principal place of business, and in either case, such location is the location where the decision to invest in the Units was made, is the address of Investor set forth on page 2 of this Subscription Agreement.

9. All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member. ***Note: All blanks must be completed.***

- Amount of Investment: $________________

- Legal Name of Investor: ______________________________

- Type of Investor: Please initial the appropriate line:

____ Individual who is a resident of New York State.

____ Individual who is not a resident of New York State

____ Partnership, LLC or LLP.

____ Not-for-profit corporation or exempt organization.

____ Trust/Estate/Fiduciary

____ S Corporation

____ Partnership, LLC or LLP.

____ C Corporation

____ Other – Please describe: ______________________________

- You have the right to receive a billing credit in connection with the Broadway Production. Please print the name in which you would like such credit to appear:

______________________________.
Name to Receive Credit

or

If you do not wish to receive any credit, check this box: [ ]

- Residential Address of Investor: ______________________________

____

- Email Address of Investor: ______________________________

- Phone Number of Investor: ______________________________

- Social Security or Tax ID Number: ______________________________

9. All of the information provided below is complete and accurate and may be relied on by the LLC and the Managing Member. ***Note: Answering the following is optional.***

- Have you ever invested in a theatrical production before? Yes [ ] No [ ]
- Date of Birth:________________________
- Have you performed in a production of "Godspell"? Yes [ ] No [ ]
- Are you an "Accredited Investor" as defined in Rule 501 of Regulation D?
  Yes [ ] No [ ] Don't know [ ]

INVESTOR SIGNATURE

By signing this Subscription Agreement you acknowledge and agree to all of its terms and you confirm the accuracy of the information you have provided. You also recognize and agree that by signing this Subscription Agreement you also will be deemed to have signed the Operating Agreement of The Godspell LLC and to have accepted all of its terms.

____
Signature

____
Print Name (and title if Purchaser is an Entity)

____
Date of Signing

****

NOTE: **California Representation – Mandatory for California Residents**

The Units have been approved for sale in California pursuant to a limited offering qualification where sales can only be made to proposed California purchasers based on their meeting certain suitability standards whereby a purchaser of Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

Because the offering of Units was approved in California on the basis of a limited offering qualification, Godspell did not have to demonstrate compliance with some of the merit regulations of the California Department of Corporations that are found in Title 10, California Code of Regulations, Rule 260.140 et seq.

The information supplied below will be used in determining whether your proposed purchase of Units meet the suitability criteria stated above.

Confirmation of Status as a suitable investor

Please initial the box or boxes below that describe you:

______ *(Initial)*	The undersigned/purchaser has a $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income.
______ *(Initial)*	The undersigned/purchaser has a $225,000 liquid net worth.

I (we) understand the Units are being sold in California without registration with the California Department of Corporations upon the limited offering qualification described above. For the foregoing reasons, and to induce the seller of such Units to accept my offer to purchase Units, I represent and warrant that the information stated herein is true, accurate, and complete to the best of my knowledge and belief; and I agree to notify and supply corrective information promptly if, prior to the consummation of my purchase of Units, any of the information provided becomes inaccurate or incomplete.

______________________________	______________________________
Print Name of Purchaser	Signature
______________________________	______________________________
Print Title of Signatory if Purchaser is an Entity	Date

NOTE: **Michigan Representation – Mandatory for Michigan Residents**

The Units have been approved for sale in Michigan where sales can only be made to proposed Michigan purchasers who are "Accredited Investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended,

The information supplied below will be used in determining whether your proposed purchase of Units meet the suitability criteria stated above.

Confirmation of Status as a suitable investor

Please initial the box or boxes below that describe you:

______ *(Initial)* The undersigned/purchaser has an individual net worth, or joint net worth with the person's spouse, that exceeds $1 million.

______ *(Initial)* The undersigned/purchaser has had an income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year.

______ *(Initial)* The undersigned/purchaser is an entity and all of the owners of which are themselves Accredited Investors.

I (we) understand the Units are being sold in Michigan without registration with the Michigan Securities Division upon the limited offering qualification described above. For the foregoing reasons, and to induce the seller of such Units to accept my offer to purchase Units, I represent and warrant that the information stated herein is true, accurate, and complete to the best of my knowledge and belief; and I agree to notify and supply corrective information promptly if, prior to the consummation of my purchase of Units, any of the information provided becomes inaccurate or incomplete.

______________________	______________________
Print Name of Purchaser	Signature
______________________	______________________
Print Title of Signatory if Purchaser is an Entity	Date

INVESTOR SUPPLEMENT

- **Type of Entity Designation**
- **Federal Form W-9 (to be completed by all U.S. Investors)**
- **Federal Form W-8ECI (to be completed by all foreign Investors)**

TYPE OF ENTITY MAKING INVESTMENT SUPPLEMENT

Please check one of the below:

INVESTOR NAME:___________________________

___ Partnership, LLC or LLP

___ Not-for-profit Corporation or exempt organization

___ Trust/Estate/Fiduciary

___ S Corporation

___ Individual who is a resident of New York State

___ Individual who is not a resident of New York State

___ C Corporation

___ Other – please describe _____________________

____

Investor Signature

Form **W-9**
(Rev. October 2007)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to th requester. Do n send to the IRS

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Exempt payee
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) ▶ ....
☐ Other (see instructions) ▶

Address (number, street, and apt. or suite no.) | Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here Signature of U.S. person ▶ Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required t pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W has not been received, a partnership is required to presume th a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United State provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholdi on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

Form **W-8ECI**

(Rev. February 2006)

Department of the Treasury
Internal Revenue Service

Certificate of Foreign Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Note: *Persons submitting this form must file an annual U.S. income tax return to report income claimed to be effectively connected with a U.S. trade or business (see instructions).*

Do not use this form for:	Instead, use Fo
• A beneficial owner solely claiming foreign status or treaty benefits	W-8E
• A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) . . .	W-8E
Note: *These entities should use Form W-8ECI if they received effectively connected income (e.g., income from commercial activities).*	
• A foreign partnership or a foreign trust (unless claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States)	W-8BEN or W-8I
• A person acting as an intermediary	W-8II

Note: *See instructions for additional exceptions.*

Part I Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organizat

3 Type of entity (check the appropriate box): ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Complex trust ☐ Estate ☐ Government ☐ Grantor trust ☐ Central bank of issue ☐ Tax-exempt organizatic ☐ Private foundation ☐ International organization

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box.**

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

5 Business address in the United States (street, apt. or suite no., or rural route). **Do not use a P.O. box.**

City or town, state, and ZIP code

6 U.S. taxpayer identification number (required—see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

9 Specify each item of income that is, or is expected to be, received from the payer that is effectively connected with the conduct of a tra or business in the United States (attach statement if necessary) ....

....

....

....

....

....

....

....

....

Part II Certification

Sign Here

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correc and complete. I further certify under penalties of perjury that:

- I am the beneficial owner (or I am authorized to sign for the beneficial owner) of all the income to which this form relates,
- The amounts for which this certification is provided are effectively connected with the conduct of a trade or business in the United States and are includible in my gross income (or the beneficial owner's gross income) for the taxable year, and
- The beneficial owner is not a U.S. person.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Signature of beneficial owner (or individual authorized to sign for the beneficial owner) Date (MM-DD-YYYY) Capacity in which acting

EXHIBIT 4.2

Front Money Agreement

DAVENPORT
THEATRICAL ENTERPRISES

December 29, 2009

Todd Miller
350 W 50th St #2A
New York, NY 10019

Dear Todd,

This letter will constitute an agreement concerning funds to be advanced by you to pay for certain expenses incurred and to be incurred for the development and production of a Broadway revival production of the musical stage play "GODSPELL" (the "Production") written by Stephen Schwartz and John-Michael Tebelak (the "Authors"). Such expenses will include, without limitation, payments to the Authors to secure rights, general management fees and legal fees.

We intend to form an entity (the "Production Company") to develop and produce the Production on Broadway.

1. You acknowledge that as of the date hereof, we have not entered into a contract with the Authors, and no offering literature relating to the financing we are seeking has been filed with, or in any way examined by, the Attorney General of the state of New York or any other state. You expressly waive your right to receive information in an offering circular that might otherwise be required by certain provisions of law.

2. Upon the execution of this Agreement, you agree to pay to the order of Davenport Theatrical Enterprises, Inc. the amount of Eighty-Five Thousand Dollars ($85,000) (the "Advance") to be used by us, in our sole discretion, for pre-production and production expenses relating to the Production. By virtue of your payment of the Advance, after we form the Production Entity and upon its full capitalization you will become a limited partner or a member of the Production Company (an "Investor") and will be credited with having made a capital

250 West 49th St. Suite #301 • New York, NY 10019
212-874-5348 phone • 212-874-4664 fax •
Www.DavenportTheatrical.com

contribution in the amount of the Advance and you will have the same rights, privileges and obligations as all other Investors plus the additional rights described below.

3. In consideration of the Advance paid to us hereunder, you and we agree as follows:

A. If the Investors recoup their capital contributions, they will then become entitled to share the Adjusted Net Profits of the Production Company with us (as the producers of the Production) on a 50/50 basis. However, in addition to the share of Adjusted Net Profits to which you will be entitled under the terms of the Production Company's limited partnership or operating agreement as an ordinary Investor making a capital contribution in the amount of the Advance, we will cause you to receive an additional sum equal to one percent (1%) of the Adjusted Net Profits of the Production Entity, payable from the producer's share of such Adjusted Net Profits, for every one percent (1%) of Adjusted Net Profits to which you would be entitled to receive from the Investors' share of Adjusted Net Profits by virtue of your making a financial contribution to the Production Entity in an amount equal to the Advance. By way of illustration only, if the Production Company is capitalized at $5,000,000, a $50,000 investment would entitle an ordinary Investor to receive .5% of 100% of the Production Company's Adjusted Net Profits (i.e., one percent (1%) of the Investor's fifty percent (50%) share of Adjusted Net Profits). However, under the terms of this agreement, if that $50,000 investment were made in the form of an Advance, we would cause that Investor to receive an additional .5% share of the Production Company's Adjusted Net Profits payable out of our producer's share thereof. Thus, in this illustration, such investor would be entitled to receive a total of 1% of Adjusted Net Profits in consideration for making an Advance of $50,000. "Adjusted Net Profits" refer to operating profits of the Production Company following the point at which Investors have recouped their investments in the Production Company and after payment of any "off-the-top" net profit shares.

B. We will have no obligation to repay any of the Advance to you except as follows:

(i) When the Production Company is fully capitalized, the Advance will be deemed to be the equivalent of a cash contribution in the amount of the Advance and you shall be an Investor to the extent of such contribution, with equal or ratable rights, preferences and privileges as all other Investors. You shall sign the limited partnership or operating agreement of the Production Company and, as described above, you shall be entitled to recoupment of your Advance and distributions of Adjusted Net Profits, if any, at the same time and in the same manner as all other Investors.

(ii) If we abandon the Production (as provided in Paragraph 4 herein), we shall return any unused portion of the Advance to you.

4. We shall have the right, in our sole discretion, if we shall deem it appropriate, to abandon the Production at any time, whether before or after the Broadway production without any obligation to you hereunder, except for the return of any unused portion of the Advance. Even if we proceed with the Broadway production, there can be no assurance that you will recoup the Advance or that the Production Company will generate any Adjusted Net Profits.

5. Under no circumstances shall you be deemed to be a general partner, manager or joint venturer with us by reason of this agreement, and we agree to indemnify and hold you harmless against any liability which you may incur in excess of your Advance hereunder.

6. You represent and warrant that you are at least twenty-one (21) years of age and that you have no intention of selling or otherwise transferring or assigning your interest in this production and that you are acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof. You further represent and warrant that you are an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act of 1933, which definition includes (a) any natural person who had an individual income in excess of Two Hundred Thousand Dollars ($200,000.00) in each of the two (2) most recent years or joint income with that person's spouse in excess of Three Hundred Thousand Dollars ($300,000.00) in each of those years and a reasonable expectation of reaching the same income level in the current year or (b) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her investment exceeds One Million Dollars ($1,000,000.00)

7. This Agreement shall be governed by the laws of the state of New York, applicable to contracts made and to be wholly performed therein.

8. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, legal representatives and successors, but shall not be assignable except upon the mutual written consent of the parties hereto.

If the foregoing accurately sets forth our understanding with you, please sign below where indicated, and thereupon this will constitute a binding and enforceable agreement between you and us.

DAVENPORT THEATRICAL ENTERPRISES

By: 

ACCEPTED AND AGREED TO:



EXHIBIT 6.1

Production Contract

THIS CONTRACT, made and entered into as of the 12th day of February, 2010 ("**Effective Date**") by and between:

DAVENPORT THEATRICAL ENTERPRISES, INC.

whose address is:

250 West 49th Street, Suite 301
New York, NY 10019

hereinafter referred to as "**Producer**," and the following persons residing at the indicated addresses:

"**Bookwriter**":

Tebelak Heirs Joint Venture
c/o Robert C. Harris, Esq.
Lazarus & Harris LLP
561 Seventh Avenue
New York, NY 10018

"**Composer**" and "**Lyricist**":

Heelstone Parc Productions, Ltd. f/s/o Stephen Schwartz
c/o Nancy A. Rose, Esq.
Schreck Rose Dapello Adams & Hurwitz LLP
1790 Broadway
New York, New York 10019

hereinafter referred to jointly as "**Author**."

W I T N E S S E T H:

WHEREAS, the Dramatists Guild of America, Inc. (the "**Guild**") has promulgated this form of agreement known as the Approved Production Contract for Musical Plays ("**APC**") which it has recommended to its members as being fair and reasonable to both authors and producers; and

WHEREAS, Author, a member of the Guild, has written the book, music and lyrics of a certain musical play entitled "GODSPELL" (hereinafter referred to as the "**Play**"); and

WHEREAS, the Producer is in the business of producing plays and desires to acquire the sole and exclusive rights to produce the Play in the United States, its territories and possessions, including Puerto Rico, and Canada (the "**Territory**") and elsewhere throughout the world as set forth herein and to acquire Author's services in connection therewith;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

Producer and Author hereby agree that all of the terms and provisions of the APC in effect as of the above Effective Date are hereby incorporated herein by this reference and made a part hereof as if fully set forth herein. In addition, the parties agree that Rider "**A**", attached hereto and made a part hereof, shall comprise Sections 22.02 through 22.20 of said APC and shall be part of this Contract.

IN WITNESS WHEREOF, each of the parties has signed this Contract as of the Effective Date of this Contract.

Producer*	Date of Signing	Author(s)	Date of Signing
DAVENPORT THEATRICAL ENTERPRISES, INC.		TEBELAK HEIRS JOINT VENTURE	
By:___________________		By:___________________	
		HEELSTONE PARC PRODUCTIONS, LTD. F/S/O STEPHEN SCHWARTZ	
		By:  Stephen Schwartz	

This Contract is Certified by the Guild in accordance with the provisions of ARTICLE XVI of the APC.

THE DRAMATISTS GUILD OF AMERICA, INC.

By:___________________

Date of Signing:

---

* Where the Contract is signed by a corporate Producer, the officer signing should state his office and the corporate seal should be affixed. Where the officer signing for the corporation is other than the President, a certified copy of a resolution should be furnished showing the authority of said person so to sign. Where this Contract is signed by a partnership, all the general partners must sign and the partnership name should also be stated.

IN WITNESS WHEREOF, each of the parties has signed this Contract as of the Effective Date of this Contract.

Producer*	Date of Signing	Author(s)	Date of Signing
DAVENPORT THEATRICAL ENTERPRISES, INC.	5/21/10	TEBELAK HEIRS JOINT VENTURE	4/22/10



By:____________________



By:____________________

HEELSTONE PARC PRODUCTIONS, LTD.
F/S/O STEPHEN SCHWARTZ

By:____________________
Stephen Schwartz

This Contract is Certified by the Guild in accordance with the provisions of ARTICLE XVI of the APC.

THE DRAMATISTS GUILD OF AMERICA, INC.

By:____________________

Date of Signing:

---

* Where the Contract is signed by a corporate Producer, the officer signing should state his office and the corporate seal should be affixed. Where the officer signing for the corporation is other than the President, a certified copy of a resolution should be furnished showing the authority of said person so to sign. Where this Contract is signed by a partnership, all the general partners must sign and the partnership name should also be stated.

(If Producer is a corporation, the following must be signed by the person or persons in control thereof, i.e., the person or persons (a) owning or controlling a majority of its stock or a majority of its voting stock; or (b) using their name as part of the corporate title; or (c) rendering services in connection with the Play as Producer; or (d) whose name is included in publicity, advertising or programs as Producer or co-Producer of the Play.)

In consideration of the execution of this Contract by Author, the undersigned (if more than one, then the undersigned jointly and severally) hereby agrees to be jointly liable with Producer for the full performance of each and every covenant and provision of this Contract on Producer's part to be performed including, but not limited to, the payment of all monies due Author hereunder.



Kenneth A. Hasija, professionally
known as Ken Davenport

Inducement

In order to induce Producer to enter into this Contract, the undersigned represents, warrants and agrees that **Heelstone Parc Productions, Ltd.** (the "**Lender**") is and will be at all times during the term of this Contract, authorized to provide the rights and obligations to Producer as provided in the Contract; that the undersigned will keep and perform the terms and conditions of said Agreement as they apply to the undersigned, and affirms the representations, warranties and indemnities therein contained, as if the undersigned had directly entered into the Agreement with Producer and that the undersigned will look only to the Lender for all compensation due on behalf of the undersigned under the Contract. The undersigned acknowledges that the undersigned is under no disability which would interfere with full compliance by the undersigned with the Contract.



Stephen Schwartz

Date of Signing: 5/24/10

RIDER A

ARTICLE XXII

ADDITIONAL TERMS

SECTION 22.02 Additional Production Terms Prevail. Wherever and to the extent that the terms set forth in this ARTICLE XXII differ from those set forth in the printed form of this Contract, the terms of this ARTICLE XXII shall prevail.

SECTION 22.03 Intentionally Deleted.

SECTION 22.04 Option and Advances; Production Schedule. In lieu of the provisions of SECTIONS 1.03, 2.01, 2.02, 2.03, 2.04, 6.01 and 6.02 hereof, the following provisions shall apply:

1. Producer will make a non-returnable Option Payment to the Author equal to Eighteen Thousand Dollars ($18,000), payable on execution and certification by the Guild of this Contract.

2. Producer shall have a period of twelve (12) months following the Effective Date (the "**First Option Period**") to produce the Play as a first class production on Broadway. Producer shall have the right to extend the First Option Period for twelve (12) months (the "**Second Option Period**") on payment to Author of the non-returnable sum of Eighteen Thousand Dollars ($18,000), such further option payment due prior to the date the First Option Period would otherwise expire (the "**Second Option Payment**"). For the avoidance of doubt, the Second Option Period shall end on February 11, 2012 (the "**Outside Production Date**"), and there will be no Third Option Period.

3. In the event Producer does not open the Play on Broadway by the Outside Production Date (or February 11, 2011 if the First Option Period is not extended), all rights hereunder shall automatically revert to the Author and the parties shall have no further obligations to one another.

4. The aggregate Option and Advance Payments made to the Author hereunder may be recouped by Producer only following Recoupment from the "first dollar"

royalties payable to the Author in the event royalties to the Author are paid on GWBOR, and from royalties payable to Author above Author's Minimum Weekly Guarantee in the event royalties are paid pursuant to a royalty formula. Notwithstanding the foregoing, Producer agrees that (i) if the if the Second Option Payment is made, it will be recoupable, as aforesaid, but only following the Recoupment Point, and (ii) in no event shall the Author receive less than Three Thousand Dollars ($3,000) per Full Performance Week.

SECTION 22.05 Royalties; Net Profits.

1. Notwithstanding anything to the contrary contained in ARTICLE IV hereof, Producer agrees to pay a Royalty to Author collectively equal to six percent (6%) of Gross Weekly Box Office Receipts ("GWBOR") rising, on a company-by-company basis, to eight percent (8%) of GWBOR following the week in which each such company has Recouped (as defined in Section 4.04 above) an amount equal to 100% of its production expenses.. Notwithstanding the foregoing, with respect to productions of the Play in the British Isles and Australia/New Zealand, the Producer shall pay to Author a royalty of seven percent (7%) of GWBOR, increasing to nine percent (9%) at Recoupment with respect to the company presenting the Play in such applicable territory.

2. Notwithstanding anything to the contrary contained in this Contract, including, without limitation, ARTICLES IV and V hereof, and SECTION 22.05(1) above, and provided all other royalty participants (excluding theatre and stars) (collectively, the "**Royalty Participants**") similarly agree, Author has agreed to waive Author's right to a royalty based on GWBOR, and has agreed instead to accept a royalty based on a royalty formula (the "**Royalty Formula**") in connection with the initial Broadway company of the Play produced hereunder (the "**Broadway Production**") (provided that upon Producer's request, Author agrees to consider in good faith the terms of a royalty formula for additional companies of the Play). The Royalty Formula in connection with the Broadway Production shall be computed as follows:

(A) For the period commencing with the first paid public performance of the Broadway Production hereunder and continuing until the week following the "Recoupment Point," in lieu of payment of a royalty based on percentages of GWBOR, the

Author shall receive in total a royalty equal to 15.56% of one hundred percent (100%) of such company's Weekly Profits in each royalty cycle. The foregoing percentage shall increase to 17.78% of one hundred percent of such company's Weekly Profits in each royalty cycle following the Recoupment Point. The foregoing notwithstanding, if the Recoupment Point falls within a royalty cycle as set forth in subsection (E) hereof, the Recoupment Period shall end upon the conclusion of such cycle.

(B) For all performances of the Broadway Production, Author will be paid at the end of each week of eight (8) performances a minimum weekly guaranteed royalty payment equal to Six Thousand Dollars ($6,000), increasing at the Recoupment Point to Nine Thousand Dollars ($9,000) (the "**Minimum Weekly Guarantee**"). The Minimum Weekly Guarantee will be reduced or increased proportionately for any weeks in which fewer or greater than eight (8) performances are presented, in the proportion that the number of performances presented represents of eight (8). Minimum Weekly Guarantees so paid shall be non-returnable advances and shall be applied against and deducted from the Author's royalty from the Weekly Profits as specified in subparagraph (C) below.

(C) For purposes of this Section 22.05(2), "**Weekly Profits**" of the Broadway Production shall mean the amount by which GWBOR for each royalty cycle exceed the "**Weekly Breakeven**" for such cycle. "**Weekly Breakeven**" for purposes of this Section 22.05(2) shall be defined as set forth in Section 5.01 herein, except that the Weekly Breakeven will be calculated using the full amount of the Minimum Weekly Guarantee.

(D) Notwithstanding anything contained in this Section to the contrary, the Society of Stage Directors and Choreographers (the "**SSD&C**") may require that the royalty payable to the director and choreographer shall be subject to the minimum terms and conditions for directors and choreographers (the "**SSD&C Minimums**") of a first-class dramatico-musical production under the collective bargaining agreement between The League of American Theatres and Producers, Inc. and the SSD&C in effect as of the date of this Contract. Similarly, other applicable theatrical unions may set minimum requirements for their members ("**Other Union Minimums**"). In such case, to the extent that the SSD&C Minimums or Other Union Minimums exceed the director's and choreographer's or other union member's respective shares of Weekly

311400/3/DMW/8399/0014

Profits (the "**WP Shares**"), the amount by which the SSD&C Minimums or Other Union Minimums exceed such WP Shares shall be included in Weekly Breakeven for such Performance Week, or applicable royalty cycle.

(E) Royalties (other than the Minimum Weekly Guarantees as set forth in subsection 2 above) shall be payable within three (3) weeks after the end of each four-week cycle (each, a "royalty cycle"). Royalties shall be accompanied by (i) copies of box office statements indicating receipts for all performances during the applicable royalty cycle, signed by the box office treasurer and countersigned by the Producer or its duly authorized representative, and (ii) copies of the weekly operating statements for the applicable royalty cycle. Producer will furnish the foregoing as well as complete and detailed production cost statements and weekly operating budgets for each company of the Play produced hereunder within ninety (90) days after its official press opening to Author.

3. In connection with any production of the Play for which Producer's gross compensation, whether direct or indirect, for presenting the production is a fixed fee or a combination of a guarantee and a share of the box office receipts, payable to Producer by a so-called "local promoter" or "local sponsor" or other third party acting in a similar capacity (the "**Company Share**"), Author's royalty shall be calculated based on Company Share.

4. For purposes of this Section the "Recoupment Point" shall be deemed to have been reached for a company of the Play produced hereunder the week in which Producer shall have earned from its share of the operating profits of such company a sum equal to 100% of the production costs (excluding bonds, deposits and other recoverables) of such company. Neither the producer's fee nor the weekly office charge will be included in the earnings of Producer for the purpose of determining when the Recoupment Point shall have been reached. It is understood and agreed that, for the purposes of this Section, the actual repayment to the limited partners of Producer or other investors or subscribers of any or all of their capital contributions and/or any net profits shall not affect the royalty computations hereunder. The Recoupment Point shall be computed on a company-by-company basis, and in computation of the Recoupment Point, there shall be no cross-collateralization or funding for any additional company or companies.

5. In addition to the royalties payable to Author herein, as further compensation to the Composer/Lyricist for his services as a consulting producer in connection with the Broadway Production, Producer agrees to pay Composer/Lyricist an additional royalty starting at the Recoupment Point equal to 2.22% of Weekly Profits from and after the Recoupment Point, subject to a Minimum Weekly Guarantee of One Thousand Dollars ($1,000). For the avoidance of uncertainty, such royalty shall commence upon Recoupment, and no royalties shall accrue prior thereto in respect of the Composer/Lyricist's services as consulting producer.

6. No other percentage royalty recipient shall be afforded more favorable definitions of royalties, whether paid on the basis of GWBOR or Weekly Profits. In no event will the aggregate royalties payable to the director, choreographer and Producer exceed the royalties payable to the Author hereunder. The parties acknowledge and agree that the royalty chart attached hereto as Exhibit A conforms to the first sentence of this subparagraph 22.05(6).

7. Producer hereby agrees to pay to Author, collectively, an aggregate sum equal to five percent (5%) of One Hundred Percent (100%) of the net profits of the entity formed by Producer to produce the Broadway Production, increasing to six and one-half percent (6.5%) of One Hundred Percent (100%) of such net profits following one hundred fifty percent (150%) Recoupment, further increasing to eight percent (8%) of One Hundred Percent (100%) of such net profits following two hundred percent (200%) Recoupment. Anything contained in this Contract to the contrary notwithstanding, "net profits" shall be defined as such term is defined in the investment agreement with the parties furnishing the financing for the Broadway Production, but in no event less favorable than any other net profit participant in such entity.

8. With respect to each company, Producer shall deliver to each Author copies of all statements furnished to the investors in the Play at such time as such statements are furnished to the investors. Each Author, or his duly designated representative, shall have the right at the Author's expense to examine, copy and/or cause an audit to be made of the books and records of Producer and the production company as such relate to production costs at reasonable times and upon reasonable notice, provided that there shall be no more than two (2) examinations

in any year and further provided that nothing herein shall be deemed to require Producer to maintain books and records for more than three (3) years.

SECTION 22.06 Approvals. In addition to the approvals elsewhere set forth in this Agreement, Author shall also have the right to approve the production stage manager, any licensees of production rights, and the theaters in New York, Los Angeles, San Francisco, Chicago (for sit-down productions only) and London, such approval not to be unreasonably withheld. In addition to the approvals elsewhere set forth in this Agreement, Composer/Lyricist shall also have the right to approve (but not to designate without the approval of Producer) the orchestrator/arranger, music director, pianist, general manager, advertising agency, and the replacement of any of the foregoing, and the artwork logo, such approval not to be unreasonably withheld. The following are pre-approved by Producer and Composer/Lyricist: Charlotte Wilcox Company as general manager, and Serino Coyne as the advertising agency.

SECTION 22.07 House Seats. For each regular evening and matinee performance of the Play presented by or under lease or license from Producer, Producer shall hold for each Author two (2) pairs of adjoining house seats in the center section (rows 5-10) of the orchestra (except that only one (1) pair of adjoining house seats instead of two will be held for each Author (i) for preview performances, (ii) for benefit, theater party and subscription performances where substantially the entire orchestra is sold out, (iii) for press performances, and (iv) during the Tony and Olivier voting periods).

Notwithstanding the foregoing, for opening nights in New York City, Los Angeles and London, Producer shall hold for Composer/Lyricist a total of six (6) pairs of complimentary seats, three (3) pairs of which are in the center section (rows 5-10) of the orchestra, and the other three (3) pairs are in prime orchestra locations, and Producer shall hold for Bookwriter a total of six (6) pairs of complimentary seats, all of which are in the center section (rows 5-10) of the orchestra. Each Author shall also receive complimentary opening night party passes equal in number to the number of house seats being furnished to each Author for such performance. In a theater with a unique configuration (such as Circle in the Square), seat locations will be as nearly comparable as reasonably possible.

The tickets allocated to each Author shall be set aside and made available for purchase at regular box-office prices by such person until ninety-six (96) hours prior to the scheduled performances. Each Author agrees to maintain and make available to the Producer and the Attorney General of the State of New York such records with respect to house seats as may be required to comply with New York law.

SECTION 22.08 Author's Right to Attend; Expenses. In lieu of the provisions of SECTION 8.02(a), Composer/Lyricist shall have the right to attend all casting, rehearsals, previews and openings of all production of the Play presented by or under Producer's authority. Subject to the last sentence of this section, the hotel and travel expenses to be paid pursuant to SECTION 8.04 by Producer to the Composer/Lyricist for each day that Composer/Lyricist elects to attend any event set forth in the preceding sentence or is otherwise required by Producer to be away from his principal place of residence in connection with any production of the Play hereunder, shall be (i) one (1) mutually approved first class hotel room, (ii) a per diem of $100 (£100 in London and $125 in Los Angeles), (iii) round-trip first class airline tickets from Composer/Lyricist's place of residence to the place where Composer/Lyricist's presence is required by Producer, as well as one (1) additional round-trip first class airline ticket when Composer/Lyricist is required by Producer to be in London, Australia and Los Angeles, and (iv) exclusive portal-to-portal ground transportation to and from airports and hotels. Transportation carrier and time of departure shall be determined by Producer after reasonable and good faith consultation with Composer/Lyricist. The principal place of residence for the Composer/Lyricist shall be defined as Ridgefield, Connecticut.

SECTION 22.09 Producer's Share of Subsidiary Rights Proceeds. The parties acknowledge that the Play previously has been produced commercially, and that subsidiary rights currently are being exploited by Author. Consequently, and notwithstanding anything to the contrary, including, without limitation, ARTICLE XI herein, Producer shall not share in Subsidiary Rights except as specifically set forth below:

1. In lieu of SECTIONS 11.02 and 11.03 of the Contract, provided Producer shall have presented the Broadway Production hereunder for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the Official Press Opening),

311400/3/DMW/8399/0014

Producer shall be deemed to have "Vested" for the purposes of this Contract in the United States and Canada (the "US Vesting"), and provided Producer shall have presented the Play hereunder for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the Official Press Opening) in any Additional Territory pursuant to SECTION 22.19 below, Producer shall be deemed to have "Vested" for the purposes of this Contract in such applicable Additional Territory.

2. In lieu of the Subsidiary Rights provisions set forth in Article XI of this Contract, provided that Producer has paid to Author all royalties due Author pursuant to this Contract, and Producer is not then otherwise in material breach of this Contract, Producer will be entitled to share in the "Excess Stock and Amateur Subsidiary Rights Earnings" (as defined below) derived in connection with the Play, in the percentages and for the periods set forth below:

(A) If Producer has Vested as set forth in subsection 1 above in the United States and Canada, Producer shall share in 25% of such Excess Stock and Amateur Subsidiary Rights Earnings in the United States and Canada for a period commencing at such time as Producer achieves US Vesting, and ending seven (7) years following the close of the last company of the Play produced, leased or licensed by Producer in the United States and Canada. For illustration purposes only, if we assume that the Annual Average (as defined below) of earnings on stock and amateur rights in the U.S. and Canada is $100,000, and in any given year following US Vesting (within the applicable time limits), stock and amateur earnings from the Play in the U.S. and Canada are equal to, for example, $150,000, then "Excess Stock and Amateur Subsidiary Rights Income" would be $50,000, and Producer would be entitled to 25% of such excess, or $12,500.

(B) If Producer has Vested as set forth in subsection 1 above in any Additional Territory, Producer shall share in 25% of such Excess Stock and Amateur Subsidiary Rights Earnings in such applicable Additional Territory for a period commencing on the date Producer Vests in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Play produced, leased or licensed by Producer in each such applicable territory.

(C) If Producer has Vested as set forth in subsection 1 above in the United States and Canada, then with respect to any foreign territories where Producer does not present the Play (including, without limitation, any Additional Territory where Producer does not Vest), Producer shall share in 15% of the Excess Stock and Amateur Subsidiary Rights Earnings in each such applicable foreign territory for a period commencing on the date Producer achieves US Vesting, and ending seven (7) years following the date Producer Vests in the United States and Canada.

3. As used herein, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions (not to exceed ten percent (10%) of such proceeds, except that with respect to proceeds derived from amateur performances such agents' commissions shall not exceed twenty percent (20%)) ("Agents' Commissions") during the five (5) years prior to the official press opening of the Broadway Production hereunder (or the initial commercial production hereunder with respect to the applicable Additional Territory in connection with subsection 2(B) above) shall be averaged to reach an average annual figure ("the Annual Average"). Thereafter, the amount by which annual stock and amateur rights earnings for the applicable territory, net of Agents' Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income for purposes of this SECTION 22.09.

SECTION 22.10 Additional Representations and Warranties.

1. Bookwriter, to the best of its knowledge, and Composer/Lyricist each represent and warrant that the material for the Play contributed by such Author, except to the extent it is based upon material in the public domain, is and will be wholly original with such Author and will not violate, conflict with or infringe upon, and the use of said material for the Play as herein contemplated will not violate, conflict with or infringe upon, the copyright of, or to the best of such Author's knowledge, any other rights whatsoever of any person, firm or corporation. Bookwriter and Composer/Lyricist each shall indemnify and hold harmless Producer against any claims, demands, suits, losses, costs and expenses, damages and recoveries by reason of such Author's finally adjudicated breach of any of the representations or warranties contained herein .

2. The indemnifying party hereunder shall be notified in writing by an indemnified party of the existence of any such claim, demand or suit, which if sustained, would give rise to liability on the part of the indemnifying party hereunder, promptly after the indemnified party has knowledge of such claim, demand or suit. The indemnifying party shall have the option to designate counsel to defend any such claim, demand or suit and, except as provided below, it is understood that the indemnifying party shall be responsible for the fees of such counsel designated by him and, except as provided below, shall control such defense. The indemnified parties shall cooperate in the defense of any such claim, demand or suit and any or all of them may participate in the defense of any such claim, demand or suit with counsel of their own choosing at his, her or their own expense, it being understood that the indemnifying party shall not be responsible for the payment of any fees of any such counsel. No indemnified party shall take any action to compromise or settle any such claim, demand or suit unless consented to in writing by the indemnifying party, such consent not to be unreasonably withheld or delayed.

4. Producer shall defend, indemnify and hold harmless Author and their successors, licensees, and assigns against any claims, liability, demands, suits, losses, costs, expenses (including reasonable attorneys' fees and disbursements), damages and recoveries arising out of Producer's production of the Play following final adjudication thereof or settled

with Producer's written consent (not to be unreasonably withheld) which are not subject to indemnification by Author pursuant to paragraph 1 of this Section 22.10.

5. Nothing contained in this section shall be deemed to alter the rights and obligations of the Author and Producer under Article XVIII.

SECTION 22.11 Cast Albums. Insofar as Author is concerned, Producer may enter into a contract with a phonograph record company in the Territory and each of the Additional Territories where the Play is produced under lease or license from Producer for the recording of an "original cast" phonograph record album of the music and lyrics (and portions of the book for continuity) of Producer's production of the Play (including a pre-production album consisting of selections from or the entire Play), and Author represents and warrants that the Author is subject to no obligation with respect to any prior cast album of the Play which would be violated by issuance of a new cast album. Such contract, as well as the identity of the record company and the identity of the record producers, shall be subject to Author's approval. Such contract shall provide that the Author will receive credit on the front and back of the CD packaging for such cast album. Provided that Composer/Lyricist is then ready, willing and able to perform such services at the time(s) reasonably required by Producer in consultation with Composer/Lyricist, Composer/Lyricist shall have the first opportunity to serve as producer of any cast album, on terms to be negotiated in good faith and consistent with Composer/Lyricist's precedents for equivalent projects. Author and Producer will share all proceeds received by Producer under such contract according to the terms set forth in SECTION 8.17(a) hereof. Such contract shall, among other things, provided for direct payment by the record company to each person constituting Author of his share of the royalties and advances due therefrom, such payment to be made to Author at the same time payment is made to Producer. All such payments to Author shall be accompanied by duplicates of all statements respecting such recordings sent to Producer and shall set forth such sums received by Producer and Author from the record company. Nothing in this Contract shall impair the right of Composer/Lyricist or the publisher(s) of the music and lyrics (as their respective interests may appear) to grant any license of the right to use same for any purpose other than the grant of rights to Producer herein and the restrictions set forth in SECTION 22.17 below, including, without limitation, synchronization rights and licenses for mechanical production (i.e., the "mechanical rights") and it is acknowledged that Producer does not have, or have the right to grant, any such rights.

SECTION 22.12 Billing.

1. The billing of each Author shall appear immediately after the title of the Play, with no matter appearing between the title and such billing, in all programs for the Play and in all paid advertising and publicity under the control of Producer relating to the Play except in ABC's (other than Friday and Sunday), teaser ads and advertisements of less than one-quarter (¼) page where the only credits are for the title of the Play, the name of the theatre, and/or critics' quotes. The billing accorded Author shall be substantially as follows, with no other names appearing on such lines or preceding the names of the Author except the names of stars appearing above the title of the Play and the name of Producer above the title, as follows:

"GODSPELL"

Conceived and Originally

Directed by John-Michael Tebelak

Music and New Lyrics by Stephen Schwartz

If the Play's program lists individual songs, the listing must indicate that the music for "By Your Side" was written by Peggy Gordon, and the lyrics thereof by Jay Hamburger.

2. The size of the billing given to each Author shall be the same and shall in no event be less than fifty percent (50%) of the type size used for the non-artwork title of the Play (30% in the case of an artwork title).

3. No billing shall appear in type larger or more prominent than the billing to the Author except for the title of the Play. In addition, only the director and Producer may receive billing as large and as prominent as that accorded the Author.

4. In advertisements using billing boxes, provided the same is applicable to all credit recipients other than theatre and star(s) above the title, size and prominence of billing shall be measured by reference to the title of the Play in the billing box, it being understood that no one other than the theatre and stars above the title may receive billing credit outside the billing box.

5. Each Author will receive a bio of customary length in the program for the Play produced by Producer, as well as a photo of the Authors in the event any other member of the creative team receives a photo in the program, and a bio of customary length and a photo in the souvenir book (if any).

6. Producer has no objection to including the logo of the Dramatists' Guild on the same page of the program on which logos of other theatrical guilds or unions appear, and in the same size.

7. No casual or inadvertent failure to comply with the billing provisions set forth in this section shall be deemed a breach of this Contract, provided same is promptly cured prospectively after notice.

SECTION 22.13 Right of Assignment. Producer shall have the right, without consent from Author, to assign this Contract to any: (i) limited partnership of which Producer or a corporation of which Producer is a principal owner shall be a general partner; (ii) limited liability company of which Producer or a corporation of which Producer is a principal owner shall be a managing member; or (iii) joint venture in which Producer or a corporation or other entity of which Producer is a principal owner shall be a venturer, provided that such assignee assumes Producer's obligations hereunder in writing.

SECTION 22.14 Inspection of Books and Records. Author or Author's designee shall have the right, during reasonable business hours and not more than once in any calendar year, to examine Producer's books and records pertaining to the Play for the purpose of verifying any statements and/or ascertaining any amounts which may be due to Author hereunder. Author shall have the right to make extracts from such books and records, or copies thereof, and/or to cause an audit to be made thereof at his own expense, for a period of two (2) years after receipt of such statements. If any audit reveals an underpayment to Author of five percent (5%) or more, Producer will reimburse Author for the reasonable costs of the audit (but not in excess of the amount of the discrepancy) and immediately pay to Author the amount of such underpayment.

SECTION 22.15 Notices. Any notice required or desired to be given hereunder shall be sent by registered or certified mail, return receipt requested, or by facsimile with a copy by first class mail, addressed to the parties at their respective addresses given herein, or by delivering the same personally to the parties at the addresses first set forth herein. Any party may designate a different address by notice so given. Copies of all such notices to Producer shall be sent to: Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022, Attention: Daniel M. Wasser, Esq. Copies of all notices to Author shall be sent to: The Dramatists Guild, 1501 Broadway, Suite 701, New York, New York 10036, Attention: Ralph Sevush.

SECTION 22.16 Stage Manager's Script. Prior to the final close of the Play hereunder, or prior to two (2) months after the New York opening, whichever is the earlier, the Producer shall deliver to each Author, or their agents, as said person's property, one copy of a neat and legible up-to-date stage manager's script of the Play as produced on the New York stage, containing lighting, property plots and all information usually contained in such scripts, subject, however, to the right, if any, which the scenic designer, lighting designer and others may have in their respective work, provided that the delivery of such script does not constitute any statement of position by Producer with respect to the use of the script.

SECTION 22.17 Holdbacks. The parties acknowledge prior commercial productions of the Play and an existing overall domestic stock and amateur licensing agreement. The foregoing notwithstanding, the Author hereby agrees as follows:

1. As of the Effective Date and continuing until such time as the Producer's rights in the Play hereunder expire, Author shall refrain from authorizing first or second class commercial productions of the Play in the Territory or Additional Territories.

2. Author agrees to obtain written approval from Producer (or Producer's booking agent) before authorizing performances or advertising/publicity for any professional (e.g., stock) production of the Play to be presented within a 75-mile radius of a Committed City (as defined below) within the period commencing with the date Producer provides Author with a firm touring route for the Tour (as contemplated in clause (iii) below, but in no event prior to the official opening of the Play on Broadway) and ending 30 days following the final performance of the Play in such Committed City (the "Restricted Period"); provided, however, that the foregoing restrictions shall be contingent on the following three conditions: (i) the Play opening on Broadway no later than June 30, 2011, (ii) the Producer providing to the Author prior to August 1, 2011 a preliminary touring route for the first-class tour of the Play ("Tour") specifying the cities in which the Tour will play (each, a "Committed City") starting in the Spring 2012, and (iii) the Producer providing to the Author by November 1, 2011, a firm touring route for the Tour specifying the Committed Cities in which the Tour has received a confirmed booking. In the event that either (i) or (ii) of the foregoing requirements is not satisfied, Producer and Author will negotiate in good faith the commencement date of the Restricted Period, and in the event that (iii) of the foregoing requirements is not satisfied, the Restricted Period will terminate subject to Author considering in good faith Producer's request to continue such Restricted Period. Producer agrees to respond to Author's written requests for clearance for professional productions by indicating either (a) "approval" or (b) "pending" with reason specified or (c) "disapproval" with reason specified. If Author has not received a response from Producer or (or Producer's booking agent) within 5 business days of receipt of Author's request, Author's request shall be deemed approved. For the avoidance of doubt, it is understood and agreed that this Section 22.17 does not restrict the Author from licensing amateur productions of the Play whatsoever.

SECTION 22.18 Additional Territories.

1. Provided that the Producer has Vested pursuant to SECTION 22.09(1) above, the Producer shall have the exclusive option to acquire the exclusive rights to produce and present the Play in the English language in the British Isles and Australia/New Zealand (the "Additional Territories") by paying to the Author an advance against royalties with respect to each additional territory equal to (a) $35,000 with respect to the British Isles, and (b) $25,000 with respect to Australia/New Zealand.

2. The foregoing options shall be exercised if at all by Producer by payment by Producer to Author of the advances set forth above with respect to each Additional Territory, which amount shall in each instance constitute a non-refundable advance against royalties payable to Author with respect to performances of the Play in such Additional Territory and shall be paid not later than on the following schedule:

40% of such amount at the conclusion of twelve (12) months following the US Vesting;

30% of such amount at the conclusion of fifteen (15) months following the US Vesting; and

30% of such amount at the conclusion of twenty one (21) months following the US Vesting.

Notwithstanding the foregoing schedule of payments, the entire amount shall be payable not later than the date of the first paid public performance of the first production in the Additional Territory to which the payments apply, or, if Producer or any affiliate, employee or agent of Producer has received (or received credit for) payments which would cover 200% of the amounts owed to Author, promptly after receipt of such funds. Producer shall notify Guild and Author in writing concerning receipt of third-party advances promptly after receipt. In the event that Producer or any affiliate, employee or agent of Producer receives (or receives credit for) payments in respect of any such Additional Territory as an advance against its license fee in an amount greater than 200% of the applicable advance set forth hereinabove with respect to that Additional Territory, Producer shall promptly following receipt pay to Author (or credit to Author to the extent that such 50% is unavailable for payment) as an additional advance 50% of the excess over such 200%.

3. Where Producer leases or licenses the Play but does not produce or co-produce the Play (i.e., Producer has no substantial voice in the management of the production or financial contribution to the production), the following shall apply:

a. If that portion of the license fee to Producer which is calculated as a percentage of the gross box office receipts exceeds 3%, then any excess over the ten percent (10%) payable to Author and Producer in the aggregate (i.e., 7% to Author and 3% to Producer) shall be shared between Author and Producer in a 7:3 ratio with respect to the first 1.5% over 10%, and equally thereafter.

b. In the event Producer negotiates a percentage of profits as part of its license fee, any such profit participation in excess of 5% of the profits shall be divided equally between the Author and Producer.

4. Payment of any advance shall not obligate Producer to make the remaining payments, it being understood however that Producer's rights in respect of any applicable Additional Territory shall automatically terminate on Producer's failure to pay any advance amounts for such Additional Territory as provided.

5. Unless Producer presents the first paid public performance of the Play in at least one Additional Territory within twenty four (24) months from the date of US Vesting, Producer's exclusive rights to present the Play in all Additional Territories shall automatically terminate, except that if Producer has presented the Play in one of the Additional Territories within said 24-month period, Producer's right to present the Play in the other Additional Territories shall automatically extend for an additional consecutive period of 12 months (i.e., a total of 36 months from US Vesting).

6. Author shall have approval over any licensee, assignee, or lessee in connection with any production of the Play in any Additional Territory which Producer does not produce or co-produce. For purposes of this subsection 5, a production produced or co-produced by Producer shall mean a production in which the Producer (or another entity or entities controlling, controlled by or under common control with either or both producers) has a material

interest involving material risk of loss on the production. If Author has not granted its written approval with respect to any co-production, Producer shall provide to the Author and the Guild notice of Producer's investment and risk of loss in such co-production together with the documentation bearing thereon.

SECTION 22.19 Errors and Omissions; General Liability. Producer assumes all risks and responsibilities in connection with the production and presentation of the Play, without recourse of any kind to Author, except for breach of Author's warranties and representations herein set forth. Each Author shall be named as additional insured on any errors and omissions insurance policy obtained by Producer, provided that Producer elects to obtain such insurance. Producer shall obtain a general liability insurance policy and shall name each Author as an additional insured on such policy.

SECTION 22.20 Dramatists Guild Security Clause. Notwithstanding any suspension, resignation or termination of Author as a member of the Guild, the Guild's right to retain assessments on all Option, Advance and Royalty payments, and in connection with the sale of motion picture rights, shall be as set forth in the Constitution of the Dramatists Guild, Inc. as amended from time to time, and shall be irrevocable. Any claim, controversy or dispute between Author and the Guild arising out of or relating to such assessments shall be resolved pursuant to Article XX, with the Guild and the Author party thereto, and the Arbitrator shall order the losing party to pay the reasonable attorneys fees and costs of the prevailing party.

Exhibit A

Royalty Chart

04/15/2010

File: royalty terms 01.xls
Tab: 2010 Terms 01g

GODSPELL: 2010

Royalty Terms

TERMS

Post Recoupment Bumps	the cycle after the cycle that we reach 100% recoupment
Caps in effect	none
Amortization	none

		DAVENPORT: Current[2]			
		Minimum Weekly Guarantees *(note 1)*		SHARE OF WOP *Post 100% royalties are proportionate to Director (with exception of Author)*	
		Pre 100%	Post-100%	Pre 100%	Post-100%
Bookwriter	Tebelak Heirs Jt. Vntr				
Composer/Lyricist	Stephen Schwartz				
Sub-Total		$6,000.00	$9,000.00	15.5600%	17.7800%
Consulting Producer	Stephen Schwartz	n/a	$1,000.00	n/a	2.2200%
Director	Daniel Goldstein	$1,500.00	$2,250.00	2.5000%	4.0000%
Choreographer	Christopher Gatteli	$1,000.00	$1,500.00	1.7188%	2.7500%
Sets	David Korins	$500.00	$750.00	0.8300%	1.3280%
Costumes	Miranda Hoffman	$325.00	$487.50	0.4250%	0.6800%
Lighting	Ben Stanton	$500.00	$750.00	0.5356%	0.8570%
Sound	Mike Farfalla	$325.00	$487.50	0.4250%	0.6800%
Orchestrator	Michael Holland	$500.00	$750.00	0.5356%	0.8570%
Producer	Ken Davenport	$3,000.00	$4,500.00	5.0000%	8.0000%
Sub-Total		$7,650.00	$12,475.00	11.9700%	21.3720%
TOTAL		$13,650.00	$21,475.00	27.5300%	39.1520%

1: MWG:
Pre-Recoupment rates are negotiated
Post-Recoupment rates increase porportionalely to the authors' increase

All figures are estimates and subject to change

Approved Production Contract for Musical Plays


DG
THE DRAMATISTS GUILD, INC.

234 WEST 44TH STREET
NEW YORK, NEW YORK 10036
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APPROVED PRODUCTION CONTRACT FOR MUSICAL PLAYS

TABLE OF CONTENTS
FOR
APPROVED PRODUCTION CONTRACT
FOR
MUSICAL PLAYS

Section

ARTICLE V
ROYALTY ADJUSTMENTS

ARTICLE VI
DEDUCTIONS FROM ADVANCE AND ROYALTY PAYMENTS

ARTICLE VII
GENERAL PAYMENT PROVISIONS

ARTICLE VIII
GENERAL PRODUCTION PROVISIONS

ARTICLE IX
ADDITIONAL PRODUCTION RIGHTS

ARTICLE X
REOPENING RIGHTS

ARTICLE XI
SUBSIDIARY RIGHTS

ARTICLE XII
THE NEGOTIATOR

ARTICLE XIII
GENERAL PROVISIONS REGARDING
AUDIO-VISUAL PRODUCTIONS

ARTICLE XIV
AGENTS

ARTICLE XV
THEATRICAL CONCILIATION COUNCIL

ARTICLE XVI
CERTIFICATION PROCEDURE

ARTICLE XVII
WARRANTIES, REPRESENTATIONS AND COVENANTS

ARTICLE XVIII
CLAIMS FOR INFRINGEMENT

ARTICLE XIX
TERMINATION

ARTICLE XX
ARBITRATION

ARTICLE XXI
MISCELLANEOUS PROVISIONS

INDEX OF DEFINED TERMS FOR APPROVED PRODUCTION CONTRACT FOR MUSICAL PLAYS

APPROVED PRODUCTION CONTRACT FOR MUSICAL PLAYS

THIS CONTRACT, made and entered into as of the day of , 19 ("*Effective Date*") by and between

whose address is

hereinafter referred to jointly and severally as "*Producer*", and the following persons residing at the indicated addresses:

"*Bookwriter*":

"*Composer*":

"*Lyricist*":

hereinafter referred to jointly as "*Author*".

© 1992 The Dramatists Guild, Inc.

W I T N E S S E T H:

WHEREAS, The Dramatists Guild, Inc. has promulgated this form of agreement known as the Approved Production Contract ("APC") which it has recommended to its members as being fair and reasonable to both authors and producers; and

WHEREAS, Author, a member of The Dramatists Guild, Inc. (*"Guild"*) has been or will be writing the book, music and lyrics of a certain musical play or other dramatic property, now entitled

hereinafter referred to as the *"Play"*; and

WHEREAS, Producer is or will be in the business of producing plays and desires to acquire the sole and exclusive rights to produce the Play in the United States, its territories and possessions, including Puerto Rico, and Canada (the *"Territory"*) and to acquire Author's services in connection therewith;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

ARTICLE I
INITIAL GRANT OF RIGHTS

SECTION 1.01 **Initial Grant of Rights to Produce Play.** Author hereby grants to Producer the sole and exclusive rights, subject to the terms of this Contract, to present the Play for one or more First Class Performances. For the purposes of this Contract, the term *"First Class Performances"* shall mean live stage productions of the Play on the speaking stage, within the Territory, under Producer's own management, in a regular evening bill in a first class theatre in a first class manner, with a first class cast and a first class director. The terms *"produce"* and *"present"* (and their derivatives) shall be used interchangeably.

SECTION 1.02 **Grant of Author's Services.** Author hereby agrees to:

(a) perform such services as may be reasonably necessary in making revisions in the Play;

(b) assist in the selection of the cast and consult with, assist and advise the Producer, director, scenic, lighting and costume designers and the choreographer and/or dance director, conductor and sound designer, if any, regarding any problem arising out of the production of the Play;

(c) attend rehearsals of the Play as well as out-of-town performances prior to the Official Press Opening (as defined in *SECTION 2.05* herein) of the Play in New York City, *provided, however,* that Author may be excused from such attendance on showing reasonable cause.

SECTION 1.03 **Termination of Rights if No Production.** Although nothing herein shall be deemed to obligate Producer to produce the Play, nevertheless, unless Producer presents the first paid public First Class Performance of the Play within the applicable Option Period described in *ARTICLE II* herein for which the prescribed payment has been made, Producer's rights to produce the Play and to the services of Author shall then automatically and without notice terminate.

SECTION 1.04 **Continuous Production Rights.** If the first paid public First Class Performance of the Play hereunder is presented within one of the Option Periods (including the extensions, if any, set forth in *SECTIONS 2.03* and *2.04* herein), the rights granted to present the Play shall continue subject to the reopening provisions of *ARTICLE X* herein.

SECTION 1.05 **Definition of Author.** (a) For the purposes of this Contract, the term "***Author***" shall mean each bookwriter, composer and lyricist whose literary or musical material is used in the Play. The term "Author" shall include any person who is involved in the initial stages of a collaborative process *and* who is deserving of billing credit as an Author *and* whose literary or musical contribution will be an integral part of the Play as presented in subsequent productions by other producers. It shall not include a person whose services are only those of a literal translator.

(b) **Owner of Underlying Works.** The term "***Author***" shall not include any owner of underlying rights, except as provided in *SECTION 11.04* herein.

(c) **Author of an Original Book.** The Author of an original book (i.e., one not based upon a previously published, produced or copyrighted work) may negotiate a royalty for such underlying material of up to 1% of Gross Weekly Box Office Receipts (as defined in *SECTION 4.03* herein), which shall be in addition to any royalty payable to such Author under *SECTION 4.02* herein.

SECTION 1.06 **Reservation of Rights.** Author shall retain sole and complete title, both legal and equitable, in and to the Play and all rights and uses of every kind except as otherwise specifically herein provided. Author reserves all rights and uses now in existence or which may hereafter come into existence, except as specifically herein provided. Any rights reserved shall not be deemed competitive with any of Producer's rights and may be exercised by Author at any time except as otherwise specifically provided herein. All contracts for the publication of the music and lyrics of the Play shall provide that the copyright be in the names of the Composer and Lyricist.

ARTICLE II
OPTION PERIODS AND PAYMENTS

SECTION 2.01 **Option Periods/Option Payments.** In consideration of the foregoing grant of rights and of Author's services in writing the Play and Author's agreement to perform services in connection with the production of the Play as hereinabove provided, Producer agrees to pay Author the following sums ("*Option Payments*") in order to maintain Producer's rights to present the Play, provided that the first paid public First Class Performance of the Play occurs prior to the expiration of the applicable "*Option Period*" described below:

(a) "*First Option Period*"-$18,000 for the period of 12 months following the Effective Date of this Contract, payable upon the execution of this Contract by Author and Producer.

(b) "*Second Option Period*"-$9,000 for a second consecutive 12-month period, payable on or before the last day of the First Option Period.

(c) "*Third Option Period*"-$900 per month for a maximum of 12 consecutive months. Payment for the first such month shall be made on or before the last day of the Second Option Period; thereafter, payment for each additional month of such extension shall be made on or before the last day prior to the commencement of such month.

SECTION 2.02 **Option Payments Non-Returnable.** Each of the foregoing Option Payments made by Producer shall be non-returnable (except to the extent described in *ARTICLE XVI* herein) but shall be deductible, to the extent permitted by the terms of *ARTICLE VI* herein, from the Advance Payments and Royalties (as defined respectively in *SECTIONS 3.01* and *4.02* herein) otherwise payable to Author.

SECTION 2.03 **Extension of Option Until Delivery of Completed Play.** If this Contract provides in *ARTICLE XXII* that the Play has not been completed at the Effective Date of this Contract, the payment for the First Option Period shall be made at the time and in the manner set forth in *ARTICLE XXII* herein, but the expiration of the Option Periods and the due dates for the subsequent Option Payments otherwise specified in this ARTICLE shall be extended and measured from the date on which the Completed Play is delivered to Producer. Producer shall maintain the sole and exclusive rights and option to present the Play while Producer awaits delivery of the Completed Play. Unless otherwise defined in *ARTICLE XXII* herein, a "***Completed Play***" shall mean the Play consisting of a book of at least 80 single-spaced pages plus a score consisting of music and lyrics for at least 12 songs. If the Completed Play is not delivered within 6 months after the Effective Date of this Contract, Producer may, at any time thereafter, terminate this Contract upon written notice to Author. Author agrees that time is of the essence with respect to such delivery date.

SECTION 2.04 **Extension of Option for Try-Out Performances.** If, during one of the Option Periods, Producer presents Second Class Performances (as defined in *SECTION 9.01* herein) or Developmental Productions of the Play, the expiration of the Option Periods and due dates for subsequent Option Payments shall be extended for a period equal to the number of days on which performances of the Play were so presented (up to a maximum of 8 weeks) plus an additional 60 days.

SECTION 2.05 **Definition of "Official Press Opening".** For the purposes of this Contract, the term "***Official Press Opening***" shall mean the performance of the Play which Producer has publicly announced as the opening and to which the press is invited.

ARTICLE III
ADVANCE PAYMENTS

SECTION 3.01 **Calculation and Due Dates of Advance Payments.** (a) Producer shall pay Author the following "***Advance Payments***", at the stated times, subject to the provisions of *SECTIONS 3.04* and *6.01* herein:

(i) On the first day of rehearsal at which Producer requires the attendance of all cast members of the Principal Company (as defined in *SECTION 3.01(b)* herein), but in no event later than 5 business days before the initial First Class Performance of the Play, Producer shall pay Author a sum equal to 2% of the amounts constituting Capitalization (as defined in *SECTION 3.03* herein) at such date.

(ii) Thereafter, at such times as additional amounts are contributed towards Capitalization, Producer shall pay Author, within 10 business days after Producer's receipt thereof, a sum equal to 2% of such additional contributions.

(iii) The sums otherwise payable by Producer pursuant to the foregoing calculation in this SECTION shall be reduced by an amount equal to 2% of such sums. The net amounts paid to Author shall constitute the Advance Payments.

(b) For the purposes of this Contract, a "***Company***" shall mean each unit of actors assembled to present the Play hereunder. "***Principal Company***" shall mean the first Company funded in an amount sufficient to present First Class Performances of the Play.

SECTION 3.02 **Maximum Advance.** The aggregate amount of Advance Payments payable by Producer pursuant to *SECTION 3.01* herein shall not exceed $60,000, regardless of the amount of Capitalization.

SECTION 3.03 **Definition of "Production Costs", "Capitalization" and "Equity Capital".** (a) For the purposes of this Contract, "***Production Costs***" shall mean the estimated costs of producing the Principal Company (including any contingency reserves), as described in the documents used in connection with the financing of such Company, including costs that may be paid, if permitted by the terms of such documents, by an overcall demand on investors, but not including any weekly operating expenses.

(b) For the purposes of this Contract, "*Capitalization*" shall mean:

(iv) the aggregate of the following sums actually received by Producer (after all necessary bank clearances) for the purpose of paying Production Costs:

(A) all amounts contributed as Equity Capital. For the purposes of this Contract, "*Equity Capital*" shall mean the amounts contributed by investors in order to pay Production Costs and obtain an ownership interest in the venture producing the Principal Company, including all amounts received by Producer pursuant to an overcall demand made on the investors who previously contributed Equity Capital to such venture, but only to the extent such sums exceed 10% of the total Equity Capital contributions received by Producer from all investors immediately prior to the date on which the demand for such overcall is issued and only to the extent such sums are used by Producer to pay Production Costs; and

(B) should Producer find it necessary to obtain loans to pay Production Costs, then the amount of such loan proceeds shall also be included to the extent such proceeds are in excess of 20% of the estimated Production Costs (or if the documents used in connection with the financing of the Principal Company set forth an amount representing minimum estimated Production Costs, then such amount); however, if Producer receives no Equity Capital pursuant to an overcall (whether or not an overcall demand is made), then the amount of such loan proceeds shall be included to the extent such proceeds are in excess of 30% of such estimated Production Costs;

(v) but not including the foregoing sums to the extent allocated to pay the following items of Production Costs:

(A) all security bonds, deposits and other guarantees to be provided to any union or other collective bargaining organization, theatre or other entity;

(B) all Option Payments to Author;

(C) advertising, promotional and press related costs in excess of 10% of the minimum estimated Production Costs; and

(D) all sums described in *SECTION 6.01(b)* herein which are included as Production Costs and paid to a third party who presented the Play in the Territory as a Developmental Production or as other non-First Class Performances.

(c) All sums received by Producer to pay the operating costs of paid public performances of the Play (rather than Production Costs) shall be excluded in determining the amount of Capitalization, regardless of the source of any such sums or the manner in which such sums may be contributed.

SECTION 3.04 **Advance Payments Non-Returnable.** All Advance Payments made by Producer shall be non-returnable but shall be deductible, to the extent permitted by the terms of *ARTICLE VI* herein, from Royalties otherwise payable to Author.

ARTICLE IV
ROYALTIES

SECTION 4.01 **Definitions.** For the purposes of this Contract, the following terms shall have the indicated meanings:

(a) *"Out-of-Town Performances"* – First Class Performances of the Play outside of New York City prior to presentation of Preview or Regular Performances.

(b) *"Preview Performances"* – First Class Performances of the Play in New York City prior to the Official Press Opening in New York City. For purposes of calculating Royalties under this Contract, the Official Press Opening in New York City shall be deemed a Preview Performance.

(c) *"Regular Performances"* – First Class Performances of the Play in New York City commencing with the first performance of the Play following the Official Press Opening of the Play in New York City.

(d) *"Touring Performances"* – First Class Performances of the Play hereunder outside of New York City, presented by a Company simultaneously with or subsequent to Out-of-Town, Preview or Regular Performances.

(e) *"Fixed-Fee Performances"* – All performances of the Play hereunder (other than Preview and Regular Performances) produced by or pursuant to a grant of rights from Producer, in return for which Producer receives compensation based in whole or in part on a fixed (i.e., guaranteed) fee.

(f) *"Developmental Productions"* – Productions of the Play presented pursuant to Actors' Equity Workshop Agreements.

(g) *"Backers' Auditions"* – Performances of the Play presented pursuant to the Actors' Equity Association Backers' Audition Code or, if the performances are outside the United States then pursuant to any other similar code, contract or agreement in effect in such location.

(h) *"Performance Week"* – The 6- or 7-day period, beginning on either Monday or, if there is no scheduled performance on Monday, then on Tuesday and continuing through Sunday, during which one or more performances of the Play are presented hereunder.

(i) *"Full Performance Week"* – Any Performance Week during which no fewer than 8 performances of the Play are presented.

(j) *"New York City"* – The theatrical district of the Borough of Manhattan of the City of New York unless the parties modify the definition, in *ARTICLE XXII* herein, to include any other location in the Borough of Manhattan.

(k) *"LORT Productions"* - Productions of the Play presented on the main stage of a theatre that is a member of the League of Regional Theatres or any comparable resident theatre.

SECTION 4.02 **Description of Royalties.** Author shall earn the following aggregate *"Royalties"* for each week of performances described below during which the Play is presented hereunder. It is understood that Author's 4.5% pre-recoupment Royalty hereunder is reduced from the 6% minimum Royalty upon recoupment. This restoration of the minimum 6% Royalty upon recoupment shall in no way impinge upon the parties' rights to negotiate an increase in the post-recoupment Royalty as set forth in *SECTION 16.02 (b).*

(a) *Out-of-Town Performances and Preview Performances* –

(i) *Pre-Recoupment*–(A) $4,500 per Full Performance Week for the first 12 Performance Weeks of Out-of-Town Performances and for each week of Preview Performances. This Royalty is subject to the Royalty Adjustment provisions of *ARTICLE V* herein.

(B) 4.5% of the Gross Weekly Box Office Receipts (as defined in SECTION 4.03 herein) for each Performance Week of Out-of-Town Performances commencing for the 13th such week, if any, and for each subsequent Performance Week of Preview Performances continuing until the earlier of the Official Press Opening in New York City or the end of the Performance Week in which the costs of presenting such Company have been Recouped. This Royalty is subject to the Royalty Adjustment provisions of *ARTICLE V* herein.

(ii) *Post-Recoupment*–6% of the Gross Weekly Box Office Receipts from Out-of-Town and Preview Performances commencing for the first Performance Week after the week in which the costs of presenting such Company have been Recouped. This Royalty is subject to the Royalty Adjustment provisions of *ARTICLE V* herein.

(b) *Regular Performances* – 4.5% of the Gross Weekly Box Office Receipts from Regular Performances up to and including the Performance Week in which the costs of presenting such Company have been Recouped and 6% thereafter. This Royalty is subject to the Royalty Adjustment provisions of *ARTICLE V* herein.

(c) *Touring Performances* – 4.5% of the Gross Weekly Box Office Receipts from Touring Performances up to and including the Performance Week in which the costs of presenting such Company have been Recouped and 6% thereafter. This Royalty is subject to the Royalty Adjustment provisions of *ARTICLE V* herein.

(d) *Fixed-Fee Performances* – For the purposes of this *SECTION 4.02(d)*, the term "Producer" shall mean Producer's grantee in those cases where Fixed-Fee Performances are produced by such grantee.

(i) Except as provided in *SECTION 4.02(d)(ii)* herein, Author's Royalty for Fixed-Fee Performances of the Play shall be calculated in the following manner:

(A) 6% of any fixed fee paid to Producer by such local promoter or sponsor for such Performances; plus

(B) 6% of Producer's share of box office receipts and any profits for such Performances (including box office receipts and profits paid as a salary, fee, royalty or other type of compensation for Producer's services), paid to Producer by such local promoter or sponsor.

(ii) With respect to first class theatres which have, after January 1, 1977, presented First Class Performances of plays pursuant to which the authors of such plays have customarily received royalties for such performances based on a percentage of gross weekly box office receipts (rather than on fixed fees), Author's Royalty for Fixed-Fee Performances of the Play presented in such theatres shall be calculated in the following manner:

(A) 6% of any fixed fee paid to Producer by the so-called "local promoter" or "local sponsor" for such Performances; plus

(B) if the local promoter or sponsor pays Producer a percentage of box office receipts and any profits for such Performances (including box office receipts and profits paid as a salary, fee, royalty or other type of compensation for Producer's services), then Author shall be paid, from up to 50% of Producer's share of such box office receipts and profits, a sum equal to 25% of the amounts paid to Author in (A); plus

(C) 6% of the balance of Producer's share of box office receipts and profits set forth in (B) above (after deduction of the sum paid to Author in (B) above);

(iii) The calculations set forth above may be made on a weekly basis or on a theatre-by theatre basis at Producer's option.

(iv) If Producer cannot, in good faith, arrange for the presentation of Fixed-Fee Performances because the royalty participants connected with the Play, including Author and Producer, are entitled to receive, by the terms of their contracts, royalties which, in the aggregate, exceed 15% of the sums payable to Producer by such local promoter or sponsor (without reference to *SECTION 4.02(d)(ii)(B)* above), Author hereby agrees to accept the following Royalty in lieu of Author's Royalty described above: Author's Royalty for such Fixed-Fee Performances shall be calculated by multiplying 15% by Author's pro-rata share of the total royalties all the royalty participants were otherwise entitled to receive. (For purposes of example only, if all royalty participants were entitled to receive aggregate royalties of 18% of the sums payable to Producer and Author's 6% royalty represents one-third of such amount, then Author will receive a Royalty equal to one-third of 15% i.e., 5%.) *Provided, however,* that if Producer elects this Royalty calculation, Author shall accrue the amount of the difference between the amount of Royalties paid pursuant to such calculation and the amount of Royalties which would have been paid for such Performances if such calculation were not used, and Producer shall pay Author the amount of such unpaid Royalties from 50% of the sums, if any, set forth in *SECTIONS 4.02(d)(ii)(C)* and *4.02(d)(i)(B)* above (remaining after payment of Author's Royalty referred to in such SECTIONS), payable *pari passu* with the other royalty participants similarly sharing in such sums, but only to the extent such sums are earned from the Performances as to which this Royalty calculation is used.

(v) If there is any dispute between Author and Producer as to whether a particular theatre should be classified under *SECTION 4.02(d)(i)* or *(ii)*, the parties shall submit the matter for resolution to the Theatrical Conciliation Council. The decision of the Council shall be final and binding on the parties.

(vi) If Producer licenses the Play to an entity in which Producer has any financial or other interest, or if the Play is presented in a theatre in which Producer has a similar interest, the arrangements made between Producer and such entity or theatre shall not be materially different from the arrangements made in the industry between unrelated parties under similar circumstances. Furthermore, irrespective of whether there is any financial or other interest between Producer and such entity or theatre, the weekly operating expenses of such Fixed-Fee Performances which are customarily paid by the producer (e.g. compensation to actors) rather than by the local promoter or sponsor, shall be reflected in the amount of the fixed fee for the purpose of computing and paying Author's Royalties under this *SECTION 4.02(d).* If Author or the Guild believes that any such arrangements made by Producer are materially different, or that the fixed fee does not reflect the weekly operating expenses customarily paid by the producer rather than the local promoter or sponsor then, in either case, Author, or the Guild, on behalf of Author, shall submit such matter to the Theatrical Conciliation Council which shall determine whether the arrangements are appropriate under the circumstances or whether the fixed fee reflects the weekly operating expenses customarily paid by producers, as the case may be. The decision of the Council shall be final and binding on the parties.

(e) *Developmental Productions* – If the rights to present Developmental Productions of the Play are granted in *ARTICLE XXII* herein, each bookwriter, composer and lyricist shall earn a Royalty equal to the minimum compensation paid to an actor for such Developmental Production, excluding any per diem, travel and other allowances, if any, paid to the actor. Author and Producer shall agree in ARTICLE XXII to the number of Developmental Productions to be presented by Producer. Author and Producer shall not modify any provision of this Contract as a condition to the granting of rights to present Developmental Productions.

(f) *Backers' Auditions* – No Royalties to Author.

(g) *LORT Productions* - If the rights to present LORT Productions of the Play are granted in *ARTICLE XXII* herein, Author shall earn a Royalty comparable to the customary royalty payment made by the theatre for comparable works, but in no event less than 5% of the Gross Weekly Box Office Receipts. This Royalty is not subject to the Royalty Adjustment provisions in *ARTICLE V* herein.

(h) The Post-Recoupment Royalties specified in *SECTIONS 4.02(a)(ii), 4.02(b), 4.02(c), and 4.02(d)* herein are minimum royalties only and may be increased in accordance with the provisions of *SECTION 16.02(b)* herein.

(i) *Underlying Rights Owner* - The amount of any royalty payable to the underlying rights owner shall not be included in the computation of the Author's royalty under *SECTION 4.02* herein. The underlying rights owner may, however, participate in the Author's share of Subsidiary Rights proceeds as provided in *SECTION 11.04* herein.

SECTION **4.03 Definition of "Gross Weekly Box Office Receipts".** (a) Where Author's Royalties, as provided herein, are based upon *"Gross Weekly Box Office Receipts"*, the Royalties for such Performance Week shall be computed upon all sums received by Producer from all ticket sales to the Play, allocable to performances given in such week, less the following deductions:

(i) federal or other admission taxes;

(ii) customary commissions and fees, as may be prevailing from time to time, paid to or retained by third parties in connection with theatre parties, benefits, American Express or other similar credit card plans, telephone sales, automated ticket distribution or remote box offices, e.g., Ticketron and Ticket World (but not ticket brokers), and commissions or fees for group sales;

(iii) commissions and fees paid to or retained by credit card companies for sales of tickets;

(iv) those sums equivalent to the former 5% New York City Amusement Tax, the proceeds of which are now paid to the pension and/or welfare funds of various theatrical unions;

(v) subscription fees;

(vi) receipts from Actors' Fund Benefit performances provided the customary payments are made by the Actors' Fund to The Dramatists Guild Fund, Inc.;

(vii) receipts from two performances of the Play in each calendar year to the extent such receipts are contributed for theatre-related eleemosynary purposes; and

(viii) if applicable, library discounts, value added taxes and entertainment taxes, if any.

(b) Producer may also deduct from Gross Weekly Box Office Receipts allocable to any Performance Week any sums included as Gross Weekly Box Office Receipts in a prior Performance Week and which were included in Author's Royalty calculation but which sums subsequently are refunded or uncollectible due to dishonored checks, invalidated credit card receipts or for any other reason.

(c) If the Play is presented simultaneously by more than one Company, Gross Weekly Box Office Receipts received by each such Company shall be computed and paid separately.

SECTION 4.04 **Definition of "Recouped" and "Recoupment".** (a) For the purposes of this Contract, the terms "*Recouped*" or "*Recoupment*" shall mean, with respect to each Company presenting the Play, the recovery of all costs incurred in presenting such Company after payment or accrual (but not prepayment) of all operating expenses for such Company.

(b) For the purposes of determining Recoupment of each Company, the costs incurred in presenting a Company shall include the following "*Production Expenses*": fees of designers, directors, general and company managers; cost of sets, curtains, drapes and costumes; cost or payments on account of properties, furnishings, lighting and electrical equipment; premiums for bonds and insurance; unrecouped option and advance payments to persons other than Author; rehearsal charges, transportation charges, reasonable legal and accounting expenses, advance advertising, publicity and press expenses and other expenses and losses actually incurred in connection with the production and presentation of the Play up to and including the Official Press Opening of such Company and all sums described in *SECTION 6.01(b)* herein to be paid, as Production Costs, to a third party who presented the Play in the Territory as a Developmental Production or as other non-First Class Performances; but there shall not be included any compensation paid to Producer or to any person rendering the services of a producer other than a cash office charge not to exceed $1,500 per week (regardless of the amount actually paid) commencing 4 weeks before the opening of rehearsals and continuing until the Official Press Opening of the Company and other than Producer's Royalty (as defined in *SECTION 5.13* herein). No amounts charged as Production Expenses shall be charged again as operating expenses, or vice versa.

(c) Recoupment shall be calculated separately for each Company presenting the Play so that the profits or losses attributable to one Company shall not affect the calculation of Recoupment for any other Company. Recoupment shall be determined by the accountant engaged by Producer and, subject to *SECTION 5.09* herein, the determination made by such accountant shall be final and binding as among the parties hereto. Promptly upon the making of such determination by the accountant, Producer shall send Author written notice that Recoupment has occurred.

(d) In calculating Recoupment for the purposes of this Contract, the amounts of bonds, deposits or other items which, by their terms, are returnable to the Company shall not be included as costs to be recovered. Recoupment of the amounts incurred in presenting any Company shall be deemed final so that, once Recoupment has been attained, subsequent expenses that may be incurred by such Company will not alter the fact that such Company has Recouped within the meaning of this Contract.

(e) All expenses incurred by any Company to finance Touring or Off-Broadway Performances by that same Company must be Recouped before Author shall be entitled to post-Recoupment Royalties with respect to such Touring or Off-Broadway Performances. It is understood that the incurring of such expenses shall not affect or otherwise alter the payment of post-Recoupment Royalties, if any, by such Company for performances which precede such Touring or Off-Broadway Performances.

SECTION 4.05 **Royalty for Bookwriter of Original Book.** In the event that the Play is based on an original book (i.e., not based upon any previously published, produced or copyrighted work), the bookwriter may negotiate a royalty for such original book not to exceed 1% of the Gross Weekly Box

Office Receipts (as defined in *SECTION 4.03* herein). Such royalty, if any, shall be in addition to the royalty due the bookwriter under *ARTICLE IV* herein and shall be reduced on a pari passu basis in the event that the combined royalty of the bookwriter, composer and lyricist is reduced in accordance with the royalty adjustment provisions of *ARTICLE V* herein.

ARTICLE V
ROYALTY ADJUSTMENTS

SECTION 5.01 **Definition of "Weekly Breakeven".** (a) For the purposes of this Contract, the term "*Weekly Breakeven*" shall mean, for each Company presenting the Play hereunder, the operating expenses of such Company for each Performance Week as set forth in the accounting reports as customarily prepared by the accountant engaged by Producer. For the purpose of determining Weekly Breakeven, operating expenses shall consist of the following: $3,000 of Author's Royalty (regardless of the total Royalty actually paid to Author), compensation paid to the cast, director, stage manager, general and company managers, press agents, orchestra, and miscellaneous stage personnel, transportation charges, weekly cash office charge not to exceed $1,500 (regardless of the total cash office charge actually paid to Producer), advertising, press and publicity costs, legal and accounting expenses, the costs of exhibiting television commercials, theatre guaranty and expenses, rentals, miscellaneous supplies and all other reasonable expenses of whatever kind actually incurred in connection with the weekly operation of the Play, as distinguished from Production Expenses, but not including any compensation to Producer or a person rendering services of a producer, other than $1,500 of Producer's Royalty, or any money paid to Producer by way of a percentage of the Gross Weekly Box Office Receipts or otherwise for the making of any loan or the posting of any bond, or any sum paid by Producer to any trade association of producers and/or theatre owners.

(b) The costs incurred in producing television commercials and any other type of audio-visual promotions shall be included in determining Weekly Breakeven, but the costs of each such commercial or audio-visual promotion shall be amortized at the rate of $3,000 per Performance Week.

SECTION 5.02 **Definition of "Weekly Profits".** For the purposes of this Contract, the term "*Weekly Profits*" shall mean the amount by which Gross Weekly Box Office Receipts for a particular Performance Week exceed the Weekly Breakeven for such week.

SECTION 5.03 **Definition of "Losing Week" and "Weekly Losses".** For the purposes of this Contract, the term "*Losing Week*" shall mean any Performance Week for which the Gross Weekly Box Office Receipts do not exceed the Weekly Breakeven for such week, and the term "*Weekly Losses*" shall mean the amount by which Weekly Breakeven for a particular Performance Week exceeds the Gross Weekly Box Office Receipts for such week.

SECTION 5.04 **Definition of "Potential and Actual Gross Ticket Sales".** For the purposes of this Contract, the term "*Potential Gross Ticket Sales*" shall mean the dollar amount of total ticket sales that would be earned, without discounts or deductions of any kind, if every seat in the theatre, available for purchase as specified in the applicable ticket manifest, were sold for each performance during a given Full Performance Week. "*Actual Gross Ticket Sales*" shall mean the aggregate amounts received by Producer from total tickets sold in a given Performance Week.

SECTION 5.05 **Adjustments for Out-of-Town and Preview Performances.** (a) Author may earn additional Royalties for the first 12 Performance Weeks of Out-of-Town Performances and any number of Performance Weeks of Preview Performances (other than the performance constituting the Official Press Opening in New York City) under the following circumstances:

(vi) provided Producer has presented Out-of-Town Performances of the Play and, *provided further*, that after adding the aggregate Weekly Profits, if any, earned for each Performance Week of Out-of-Town Performances (up to the first 12 such weeks) and Preview Performances, and subtracting therefrom the aggregate losses, if any, theretofore incurred for each Losing Week of Out-of-Town Performances (up to the first 12 such weeks) and Preview Performances, there exists a cumulative net operating profit for such Performances, then Author shall earn additional Royalties equal to the amount by which the Royalties which Author would have earned if they were calculated pursuant to *SECTION 4.02(c)* herein (after taking into account the applicable Royalty Adjustments set forth in this ARTICLE), exceed the amount of Royalties actually earned by Author for such Performances. Such additional Royalties shall be payable only from and shall not exceed 50% of the cumulative net operating profits of such Out-of-Town and Preview Performances. If Producer is required to pay to one or more third parties any portion of such cumulative net operating profits, then the 50% of cumulative net operating profits, otherwise available to pay additional Royalties, shall be reduced by one-half of such third-party payments, with such reduction not to exceed an amount equal to 5% of 100% of such cumulative net operating profits. In no event shall the total Royalties payable to Author pursuant to this SECTION for such Out-of-Town and Preview Performances exceed 4.5% of the Gross Weekly Box Office Receipts of such Performances.

(vii) The calculation described in this SECTION shall be made by the accountant engaged by Producer. In making this calculation, such accountant shall not include any income or expense attributable to the performance constituting the Official Press Opening in New York City. The additional Royalties, if any, which may be due shall be paid to Author no later than 60 days following the Official Press Opening of the Play in New York City and shall be accompanied by a statement from such accountant describing the calculation of such additional Royalties.

(b) With respect to each Performance Week of Out-of-Town and Preview Performances commencing with the 13th week of Out-of-Town Performances, if any, the Royalties payable to Author for such Out-of-Town Performances and all subsequent Preview Performances shall be subject to adjustment in the same manner as is applicable to Regular Performances as described in *SECTION 5.06(a)(i)* and, if the costs of presenting such Company have been Recouped, then as described in *SECTION 5.06(b)* herein.

SECTION 5.06 **Adjustments for Regular Performances.** With respect to each Company presenting Regular Performances, the Royalties payable to Author for such Regular Performances shall be subject to adjustment in the following manner:

(a) *Pre-Recoupment–*

(i) If the Gross Weekly Box Office Receipts for any Performance Week of Regular Performances up to and including the Performance Week in which the costs of presenting such Company have been Recouped, do not exceed 110% of Weekly Breakeven, Author's Royalty for such week, in lieu of the Royalties otherwise payable, shall be comprised of a fixed Royalty of $3,000 per Full Performance Week, plus a percentage Royalty equal to 25% of the Weekly Profits, if any, for such week; *provided, however,* in no event shall Author's fixed and percentage Royalty exceed a sum equal to 4.5% of the Gross Weekly Box Office Receipts for such week.

(ii) With respect to Regular Performances in New York City only, if in any consecutive 21 Performance Weeks of Regular Performances, commencing with the first Performance Week following the Official Press Opening of the Play in New York City, Producer has received Actual Gross Ticket Sales in 17 of 21 such weeks equal to at least 87% of Potential Gross Ticket Sales, then, commencing for the Performance Week following such 17th Performance Week, Author's Royalty shall increase from 4.5% to 6% of the Gross Weekly Box Office Receipts, subject to the adjustments specified in the preceding *SECTION 5.06(a)(i).* However, if at any time thereafter, Actual Gross Ticket Sales for any 3 consecutive Performance Weeks of Regular Performances fall below 87% of Potential Gross Ticket Sales for each of such weeks, then, commencing for the first

Performance Week thereafter, Author's Royalty will revert to 4.5% of the Gross Weekly Box Office Receipts until the Play has subsequently earned Actual Gross Ticket Sales during 17 of any consecutive 21 Performance Weeks of Regular Performances, equal to 87% of Potential Gross Ticket Sales for each of such weeks, at which point, Author's Royalties shall increase again to 6% subject to the same calculation above described (the "*87% Formula*"). The 87% Formula shall continue to apply up to and including the Performance Week in which the costs of presenting the Principal Company have been Recouped, at which point, the 87% Formula shall cease and be of no further force or effect regardless of the number of weeks that may have accrued to the benefit of either Producer or Author at such date.

(b) *Post-Recoupment*–If the Gross Weekly Box Office Receipts for any Performance Week of Regular Performances, occurring after the Performance Week in which the costs of presenting such Company have been Recouped, do not exceed 115% of Weekly Breakeven, Author's Royalty for such week, in lieu of Royalties otherwise payable, shall be comprised of a fixed Royalty of $3,000 per Full Performance Week, plus a percentage Royalty equal to 35% of Weekly Profits, if any, for such week; *provided, however*, in no event shall Author's fixed and percentage Royalty exceed a sum equal to 6% of the Gross Weekly Box Office Receipts for such week. Notwithstanding the foregoing sentence, if the Director of the Play receives for any such week a royalty which is less than the full royalties payable pursuant to the Director's agreement with Producer, then Author's percentage Royalty described in the preceding calculation shall, for such week, be reduced, on a pro-rata basis, from 35% of such Weekly Profits (but in no event to less than 25% of Weekly Profits), with the other provisions of such calculation remaining unchanged.

SECTION 5.07 **Adjustments for Touring Performances.** With respect to each Company presenting Touring Performances of the Play, the Royalties payable to Author for such Touring Performances shall be subject to adjustment in the following manner:

(a) *Pre-Recoupment* – If the Gross Weekly Box Office Receipts for any Performance Week of Touring Performances, occurring at any time prior to and including the Performance Week in which the costs of presenting the Touring Company have been Recouped, do not exceed 110% of Weekly Breakeven for such Touring Company, Author's Royalty for such week, in lieu of the Royalties otherwise payable, shall be comprised of a fixed Royalty of $3,000 per Full Performance Week, plus a percentage Royalty equal to 25% of the Weekly Profits, if any, for such week; *provided, however*, in no event shall Author's fixed and percentage Royalty exceed a sum equal to 4.5% of the Gross Weekly Box Office Receipts for such week.

(b) *Post-Recoupment* – If the Gross Weekly Box Office Receipts for any Performance Week of Touring Performances, occurring after the Performance Week in which the costs of presenting the Touring Company have been Recouped, do not exceed 115% of Weekly Breakeven for such Touring Company, Author's Royalty for such week, in lieu of Royalties otherwise payable, shall be comprised of a fixed Royalty of $3,000 per Full Performance Week, plus a percentage Royalty equal to 35% of the Weekly Profits, if any, for such week; *provided, however*, in no event shall Author's fixed and percentage Royalty exceed a sum equal to 6% of the Gross Weekly Box Office Receipts for such week. Notwithstanding the foregoing sentence, if the Director of the Play receives for any such week a royalty which is less than the full royalties payable pursuant to the Director's agreement with Producer, then Author's percentage Royalty described in the preceding calculation shall, for such week, be reduced, on a pro-rata basis, from 35% of such Weekly Profits (but in no event to less than 25% of Weekly Profits), with the other provisions of such calculation remaining unchanged.

SECTION 5.08 **Adjustments for Losing Weeks.** If any Company has Weekly Losses in any week of Regular or Touring Performances, Author's Royalty for performances by such Company for such Losing Week shall, in lieu of Royalties otherwise payable, be $3,000 per Full Performance Week.

SECTION 5.09 **Review of Weekly Breakeven and Recoupment Calculation.** Should either Author or Producer wish to challenge the accountant's determination of Weekly Breakeven or Recoupment, the challenging party, upon notice to the other party, shall, in lieu of commencing an arbitration proceeding, present the matter, in writing, for resolution to the Theatrical Conciliation Council, whose decision shall be advisory in nature. After receiving such decision, either party may bring the matter to arbitration as provided in *ARTICLE XX* herein.

SECTION 5.10 **Yearly Royalty Adjustment.** For a period of 4 consecutive Performance Weeks occurring during the months of December and/or January wherein one such Performance Week is the week in which Christmas occurs ("*Christmas Period*"), Producer may, provided he gives written notice to Author on or before December 1 of each such year, specifying which 4 consecutive Performance Weeks will constitute the Christmas Period for that year, adjust Author's Royalties otherwise payable in the following manner:

(a) *Pre-Recoupment* – The aggregate Weekly Losses incurred in up to 3 Losing Weeks, if any, occurring during such Christmas Period may be deducted from the Gross Weekly Box Office Receipts earned during any one Performance Week during such Christmas Period.

(b) *Post-Recoupment* – Author's Royalty for all 4 Performance Weeks during such Christmas Period may be calculated by separately aggregating the Gross Weekly Box Office Receipts for such weeks and the Weekly Breakeven for such weeks and then dividing each of those two sums by 4. The resulting amounts shall be treated as if they were the Gross Weekly Box Office Receipts and Weekly Breakeven for a single week. The Author's applicable post-Recoupment Royalty (which would otherwise be payable, without reference to this SECTION, after taking into account any other appropriate Royalty Adjustments set forth in this ARTICLE) shall be calculated based on such amounts and then multiplied by 4 to determine the Author's Royalty for the entire Christmas Period.

(c) The foregoing calculations shall be made and adjusted Royalties for such Christmas Period shall be paid within 7 days following the end of the last Performance Week during the Christmas Period. During the Christmas Period, Producer shall pay Author $3,000 for each Full Performance Week as an advance against the adjusted Royalties payable for such Christmas Period.

(d) The provisions of this SECTION may be applied by Producer in one or more years and to any or all (or none) of the Companies presenting the Play and Producer may choose a different Christmas Period for each Company; *provided, however*, that if Producer chooses to apply this Royalty Adjustment provision to a Company presenting Touring Performances, all performances by such Company during the applicable Christmas Period must be presented in one theatre.

(e) If any Company attains Recoupment during a Christmas Period, then Producer must, with respect to such Company, calculate Author's Royalties for the entire period either on the basis of *SECTION 5.10(b)* or without reference to this SECTION, as Producer in his sole discretion may decide.

(f) The provisions of this SECTION shall not apply to Fixed-Fee Performances.

SECTION 5.11 **Pro-rata Adjustment for Fixed Royalties.** In any instance in which this Contract provides that Royalties payable to Author for a given Full Performance Week of a Company are to be, in whole or in part, a fixed-dollar amount, and if fewer than 8 performances of the Play are presented by such Company during such week, then the fixed-dollar Royalties otherwise payable to Author hereunder shall be reduced by an amount equal to one-eighth of such fixed-dollar Royalties for each performance of the Play, fewer than 8, given in any such Performance Week.

SECTION 5.12 **Pro-rata Adjustment for Repertoire Performances.** If the Play is to be presented in repertoire with one or more other plays, Author and Producer shall agree on the method in which Author's Royalties shall be prorated and such method shall be set forth in *ARTICLE XXII* herein.

SECTION 5.13 **Proportionate Adjustment in Producer's Royalty.** (a) Regardless of the amount of royalties received by Producer for any week of performances, for the purposes of calculating Recoupment and Weekly Breakeven, "Producer's Royalty" shall be deemed to be limited to the following amounts but may not be deemed to be less than $1,500:

Producer's Royalty shall be calculated in the following manner:

(viii) divide the amount of Royalties earned by Author for such week by an amount equal to 6% of the Gross Weekly Box Office Receipts for such week, then

(ix) multiply that amount by an amount equal to the lesser of:

(A) 3% of the Gross Weekly Box Office Receipts for such week or

(B) the amount of royalties (but not the cash office charge) payable to Producer for such week as set forth in the documents used in connection with the financing of the Play.

(b) For the purposes of the calculation described in *SECTION 5.13(a)* herein, the amount of Royalties earned by Author shall be the full amount of Royalties otherwise payable to Author prior to the deduction of any Advance or Option Payments as permitted by this Contract.

(c) If Producer presents Off-Broadway Performances of the Play pursuant to the terms of *SECTION 9.02* herein, then in making this adjustment for such performances, Author's 6% Royalty referred to in *SECTION 5.13(a)(i)* shall be Author's post-Recoupment Off-Broadway Royalty set forth in *ARTICLE XXII* herein.

SECTION 5.14 **Pro-rata Adjustment of Weekly Breakeven.** If more than one Royalty calculation is applicable for performances presented in any Performance Week and one such calculation is to be made based on Weekly Profits or Weekly Losses (for example, if there are both Touring Performances and Fixed-Fee Performances presented in one Performance Week), the determination of the amount of such profits or losses to be allocated to such performances shall be made in the following manner: the amount of Weekly Breakeven applicable to such calculation shall be the actual Weekly Breakeven for the entire Performance Week, prorated, based on the ratio that the number of performances to which the Weekly Profits or Losses calculation is to be applied bears to the total number of performances presented during such Performance Week; and the amount of Gross Weekly Box Office Receipts used in calculating the profits or losses shall be only those receipts earned for the performances as to which the Weekly Profits or Losses calculation applies.

ARTICLE VI
DEDUCTIONS FROM ADVANCE AND ROYALTY PAYMENTS

SECTION 6.01 **Deductions from Advances.** (a) Option Payments made for all but the First Option Period shall be deducted from the Advance Payments otherwise payable to Author.

(b) If a third party has previously produced the Play in the Territory as a Developmental Production or as other non-First Class Performances and if Producer is required to make any payment to such third party in order to acquire all of the rights in the Play contemplated by this APC then, to the extent that such sums are included as Production Costs, Producer shall deduct from the Advance

Payments otherwise payable to Author so much of such sums as equal the aggregate of all monies directly or indirectly paid to Author for such prior production (less customary per-diem and transportation expenses), but in no event more than the sums paid by Producer to such third party. Author and such third party shall give Producer a complete and accurate statement, signed by both Author and such third party, setting forth all monies paid to Author in connection with such prior production. The total sums payable by Producer to such third party and deductible from Author's Advance Payments shall be set forth in *ARTICLE XXII* herein.

SECTION 6.02 **Deductions from Royalties.** (a) All Option and Advance payments received by Author may be deducted from Royalties earned by Author from any or all Companies presenting the Play, at the rate of up to 50% of such Royalties per Performance Week, commencing for the Performance Week in which such Company has reached Recoupment.

(b) The foregoing deductions shall be permitted only in such amounts as will not cause Author to earn, for any week in which such deductions are made, Royalties of less than $3,000 per Full Performance Week.

ARTICLE VII
GENERAL PAYMENT PROVISIONS

SECTION 7.01 **Royalty Due Dates/Box Office Statements.** (a) The portion of any Gross Weekly Box Office Receipts or Weekly Profits due to Author shall belong to Author and shall be held in trust by Producer as Author's property until payment. The trust nature of such funds shall not be questioned, whether the monies are physically segregated or not. In the event of breach of trust hereunder, Author may, at his option, pursue his remedies at law or in equity in lieu of the arbitration procedure established by this Contract.

(b) Within 7 days after the end of each Performance Week, Producer shall send to the Guild for Author's account, the amount due as Author's Royalties for such week, together with the daily box-office statements (for each person comprising Author) of each performance of the Play during such week, signed by the treasurer or treasurers of the theatre in which the performances are given and signed by Producer or Producer's duly authorized representative.

(c) Box-office statements and payments due for performances, in the United States, presented more than 500 miles from New York City shall be sent within 14 days after the end of each Performance Week, and for performances presented in Canada or in any location outside the Territory, within 21 days after the end of each such week, unless such payments are delayed or blocked due to the action or inaction of government authorities, in which case the payments shall be made as soon thereafter as possible.

(d) In cases where Author's compensation depends on the calculation of Weekly Breakeven or Weekly Profits, weekly operating statements shall be sent to the Guild (for each person comprising Author), at the same time Author's check is due.

(e) Producer shall also send to the Guild the actual production expense statements provided to investors as well as the periodic accounting reports as prepared by the accountant for the production.

(f) All reports and statements sent to the Guild pursuant to this ARTICLE shall be held confidential by Author, the Guild, and any Author's representative.

(g) Notwithstanding the provisions of *SECTION 7.01(c)* herein, Royalties for performances of the Play given in repertoire with one or more other plays shall be sent no later than 4 days after the end of every 4 Performance Weeks during which the Play is so performed, regardless of the number of performances presented.

SECTION 7.02 **Method of Payment.** All checks shall be sent to the Guild. Checks for payments due under *ARTICLES II, III* and *IX* herein shall be drawn to the order of the Guild. All other checks shall be drawn to the order of Author or, where Author indicates in writing to Producer and the Guild that Author is represented by an agent who is a member in good standing of the Association of Authors' Representatives, Inc., then to the agent.

SECTION 7.03 **Separate Calculations.** If the Play is presented simultaneously by more than one Company, Royalties accruing from each Company shall be computed and paid separately.

SECTION 7.04 **Author's Division of Payments.** If Author is comprised of more than one person, all sums set forth herein as being payable to Author represent the aggregate of all amounts payable to all persons comprising Author. Subject to the provisions of *SECTION 8.20* herein, such aggregate sums shall be divided equally unless otherwise provided in *ARTICLE XXII* herein.

SECTION 7.05 **Adaptor's Compensation.** If the Play is an English language adaptation made from a foreign language play or from other literary property, and if the adaptor is not the English language Bookwriter, then notwithstanding the provisions of *SECTION 1.05* herein, the adaptor shall not be deemed to be one of the persons comprising Author and neither the adaptor nor the author of the foreign language play or other literary property shall receive any portion of Author's Royalty hereunder.

SECTION 7.06 **Deductions.** No deductions shall be made from compensation due by Producer to Author on account of a debt due by Author to Producer unless an agreement in writing providing therefor shall have been made between Author and Producer and filed with the Guild; except, however, that such deduction may be made if it is less than $200 and a memorandum, signed or initialed by Author acknowledging his indebtedness, and receipted by Producer or his representative, accompanies the statement for the week in which the deduction is made.

ARTICLE VIII
GENERAL PRODUCTION PROVISIONS

SECTION 8.01 **Producer's Undertaking.** Producer, recognizing that the Play is the artistic creation of Author and that as such Author is entitled to protect the type and nature of the production of Author's creation, hereby agrees:

(a) Under his own management to rehearse, present and continue to present the Play, with a cast, director, scenic, lighting, costume and, where appropriate, sound designer, conductor, choreographer and/or dance director mutually agreeable to Producer and to Author, and to announce the name of Author as sole Author of the book, music and lyrics of the Play upon all programs and in all advertising matter in accordance with the terms of *SECTION 8.10* herein. Any change in the cast or any replacement of a director, conductor, choreographer and/or dance director, scenic, lighting, costume and, where appropriate, sound designer, shall likewise be subject to the approval of Author; provided, however, that Author must exercise his right of approval or disapproval under this *SECTION* within 24 hours after receiving notice from Producer of any proposed change or replacement. If Author fails to respond to such notice within 24 hours, Author shall be deemed to have approved of such change or replacement. Author may designate another person to act on his behalf with respect to such approvals and appointments. If Author is not available for consultation in the United States (or wherever else the Play is being produced), the provisions of this SECTION shall not apply unless Author shall have designated another person to act on his behalf who is available for consultation where the Play is being produced.

(b) To rehearse, produce, present and continue to present the Play, including Touring Performances thereof, with neither Author nor Producer making or causing to be made any addition, omission or alteration in the book, music, lyrics or title of the Play as contracted for production without the consent of both Producer and only the author of the affected portion of the Play (i.e. Bookwriter, Composer or Lyricist), with any change in the title requiring approval of a majority of Bookwriter, Composer and Lyricist. Producer warrants that any change of any kind whatsoever in the manuscript, title, stage business or performance of the Play made by Producer or any third party and which is acceptable to Author shall be the property of the Bookwriter, Composer or Lyricist, as the case may be. Producer shall cause to be prepared, executed and delivered to Author, not later than the Official Press Opening in New York City, such documents as may be necessary to transfer to Author all rights in any such changes in the manuscript or title of the Play; however, Producer shall not be responsible to deliver documents to Author for any materials or changes solicited by Bookwriter, Composer or Lyricist from any third party. Neither Bookwriter, Composer nor Lyricist shall be obligated to make payment to any person suggesting or making any such changes unless he has entered into a bona fide written agreement to do so; similarly, Producer shall not be required to make payment to any person solicited by Bookwriter, Composer or Lyricist to suggest or make changes unless Producer has entered into a bona fide written agreement to do so. Subject to *SECTION 8.16* herein, Author shall, without any obligation to Producer, be entitled to use any parts of the Play omitted.

(c) Producer may complain to the Guild that Author is unreasonable in refusing to make changes or additions. In such event the Guild shall appoint a representative or representatives and, if they so advise, shall lend its best efforts to prevail upon Author to make the suggested changes, it being understood, however, that the Guild shall have no power to compel Author to agree to such changes.

SECTION 8.02 **Author's Right to Attend Rehearsals/Author's Availability.** (a) Author shall have the right to attend all rehearsals and performances of the Play prior to the Official Press Opening in New York City.

(b) Author shall use all best efforts to be available one month ahead of scheduled rehearsal dates to perform the services required pursuant to the terms of this Contract.

SECTION 8.03 **Author's Exercise of Approval Rights.** (a) Where the approval or consent of Author is required, the Bookwriter, Composer and Lyricist of the Play shall vote as 3 separate units (regardless of the number of persons constituting each such unit), with each unit having one vote and with a majority of such votes controlling, unless otherwise provided in *ARTICLE XXII* herein. Where the approval or consent of Author is required anywhere in this Contract, and such persons cannot agree, the President of the Guild shall, upon the request of Producer or any person comprising Author, appoint a single arbitrator to pass on such unresolved disagreements.

(b) If, after the Play has been presented for at least 3 weeks in New York City, Producer, because of some emergency, requests the approval of Author to make changes or replacements as provided in *SECTION 8.01* herein and Producer is unable to obtain any response from Bookwriter, Composer or Lyricist, within 72 hours after requesting same, then the right to vote of such person failing to timely respond shall be forfeit and the votes of the others shall control.

SECTION 8.04 **Expenses.** (a) Producer shall reimburse Author for such hotel and travel expenses as Author may incur in making trips to attend rehearsals and up to 12 weeks of Out-of-Town Performances and Preview Performances and the Official Press Opening in New York City, and at any other time when the presence of Author is required by Producer.

(b) In addition to the expenses to be reimbursed pursuant to *SECTION 8.04(a)* herein, if Bookwriter, Composer or Lyricist is a resident of the City of New York, Producer shall reimburse such person for such local travel expenses as such person may incur during the time when the Play is in rehearsal in New York City or being presented for Preview Performances, and shall also reimburse hotel expenses for such persons who reside in the City of New York but outside of the Borough of Manhattan, if such expenses are reasonably necessary due to Producer's rehearsal or production schedule.

(c) Unless specific dollar amounts are provided in *ARTICLE XXII* herein, the amounts reimbursable by Producer under this SECTION shall be the cost of reasonable hotel and travel accommodations. In any event, Author's hotel and travel accommodations shall be of a class equal to the greater of the class charged to the Company by Producer or Director.

(d) If Author is unavailable and designates another person to act on his behalf in connection with the consultations set forth in *SECTION 8.01(a)* herein, Author and Producer may agree in *ARTICLE XXII* to specify the extent to which such designee's expenses may be reimbursed, if at all.

SECTION 8.05 **Copying Expenses.** Producer shall pay all costs incurred in making copies of the Play and any revisions thereof prior to the Official Press Opening in New York City and shall use best efforts to provide facilities, in or near any theatre in which the Play is presented, for the purpose of copying Author's revisions of the Play.

SECTION 8.06 **Designs.** Pursuant to the rules and regulations of the United Scenic Artists Local 829, Author undertakes and agrees that Author will not sell, lease, license or authorize the use of any of the original designs of scenery, lighting or costumes created by the designers, without the written consent of the owner of such designs.

SECTION 8.07 **Artwork.** If Producer owns the artwork and/or logo for the production of the Play, Producer grants to Author the right to use such artwork and logo in connection with Author's exploitation of the Play (but not for the purpose of creating Commercial Use Products as defined in *SECTION 11.01* herein), subject to all restrictions which may exist in connection with such uses and subject to all payments which must be made to any third party, which payments shall not be the responsibility of Producer. Author shall not use or grant to others the right to use such artwork and logo without first giving Producer 60 days prior written notice. Author shall indemnify Producer for any liability which may arise in connection with any such use.

SECTION 8.08 **Production Script.** Prior to the last performance of the Play under this Contract or prior to one month after the Official Press Opening in New York City, whichever is earlier, Producer shall deliver to Author or Author's representative, as Author's property, a neat and legible script of the Play, as currently presented.

SECTION 8.09 **Rights to Promote.** Author hereby grants to Producer and Producer's licensees and permitted assigns, the right to use the names of Bookwriter, Composer and Lyricist and each of their biographies, photographs, likeness or recorded voice (referred to in this SECTION as "materials"), and the title of and excerpts from the Play for advertising, press and promotional purposes by any means or medium. Producer shall submit to the Bookwriter, Composer and Lyricist, for approval, all materials which Producer intends to use. If the Bookwriter, Composer or Lyricist does not advise Producer, within 72 hours of receipt of the materials of desired changes therein, the materials shall be deemed approved as submitted by Producer. Producer shall include Author's biography in all programs used by Producer in which any other biography appears.

SECTION 8.10 **Author's Billing.** (a) Author shall receive billing credit whenever Producer or Director is accorded billing credit. However, with respect to ABC listings and "teaser" advertisements, radio and television advertisements and marquees, billing credit may be accorded to any one or more of Producer, Author or Director without according billing credit to the other(s), if such person(s) has achieved a level of prominence greater than those not receiving billing credit and such that the use of the name(s) of the person(s) excluded would not enhance the commercial value of the Play. If Producer and Author are unable to agree, then, upon the written request of Producer, the determination of whether such level of prominence has been achieved shall be made by a theatrical press agent designated by the Theatrical Conciliation Council. Such determination must be made prior to the publication of such credits. The designation of the press agent and such agent's determination shall be final and binding on the parties hereto.

(b) Author's billing shall be on one or more separate lines beneath the title of the Play. It shall be in a type size no less than 40% of the type size used for the title of the Play (other than logo titles); provided, however, if the title of the Play appears more than once in any one advertisement, the placement and size of Author's billing shall be in relation to the title where used in closest proximity to the billing accorded to others involved in the Play. In no event shall Author's billing be smaller than the type size used for the billing accorded to Director and/or Producer (except where Producer's name appears as part of the name of the theatre).

(c) Author and Producer may supplement the provisions of *SECTION 8.10(b)* in *ARTICLE XXII* herein but shall not modify or supplement in any way the provisions of *SECTION 8.10(a)* herein; provided, however, that Author and Producer may agree in *ARTICLE XXII* herein that Author shall receive billing credit when the Play is presented even if billing credit would not otherwise be required by the first sentence of *SECTION 8.10(a)* herein.

SECTION 8.11 **Radio and Television Publicizing.** Producer shall have the right to authorize one or more radio and/or television excerpts of or based on the Play, not exceeding 12 minutes each, for the purpose of exploiting and publicizing the theatre industry, performances of the Play, any person performing in the Play and for use on awards programs, without any additional approval by or payment to Author, provided Producer receives no compensation therefrom other than reimbursement of out-of-pocket expenses; however, Author shall have approval of any change in the book, music or lyrics made in an excerpt produced under the control of Producer.

SECTION 8.12 **Producer's Credit.** (a) If Producer has presented the Play for its Official Press Opening, Author shall use all best efforts to require that Producer receive conspicuously placed billing credit in the following circumstances:

(i) if all or any portion of the Play is published, the credit shall appear on a page preceding the first page of the text of the Play;

(ii) if a motion picture or television production is produced based on the Play, the credit shall appear on the screen separately with no other credit; and

(iii) in the case of any Revival, Stock, Amateur or Ancillary Performances, as those terms are defined in *SECTION 11.01* herein, the credit shall appear on the first page of credits in all programs used therefore.

(b) The credit referred to above shall contain the name(s) of Producer and co-producers, if any, and shall state that the Play was originally produced by them. The order, title and relative size and spacing of the names of Producer (and co-producers, if any) shall be identical to the billing contained in the program for the Play at the time of the Official Press Opening.

(c) No casual or inadvertent failure to comply with the provisions of this SECTION shall be deemed a breach of this Contract unless such failure can, but shall not, be rectified as soon as practicable.

SECTION 8.13 **Approval of Use of Producers' Names.** Producer shall not use the name of any other person, firm or corporation as producer of the Play unless Author has consented in writing.

SECTION 8.14 **House Seat Records.** If Author receives an allocation of house seats pursuant to *ARTICLE XXII* herein, Author agrees to maintain a true, complete and accurate record, in accordance with the requirements of the Arts and Cultural Affairs Law of the State of New York and the regulations promulgated thereunder, of Author's disposition of such house seats. Author agrees not to dispose of such house seats at a price above the regular box-office prices for such tickets.

SECTION 8.15 **Debt by Author.** If Author is indebted to the Guild or to Producer, the Guild may file with the Negotiator (as described in *ARTICLE XII* herein) a memorandum to that effect, and the Negotiator shall thereupon withhold from Author's share of income held by the Negotiator, the amount of such indebtedness and shall pay the same over to the Guild and/or Producer as their interests may appear. The foregoing shall not limit Producer's rights to pursue other remedies in connection with the collection of any indebtedness.

SECTION 8.16 **Revue Sketches.** (a) Any sketch or number of a revue and any song or musical number in the Play which shall not have been used on the Official Press Opening in New York or within 3 weeks thereafter, or having been so used shall be omitted from the Play for 3 successive consecutive Performance Weeks, may be withdrawn by Author and used by him for any purpose, free of any claim by Producer, subject only to such financial interest in additional uses as Producer may theretofore have acquired.

(b) If a sketch, song or other contribution of one or more persons constituting Author is omitted from a condensed or tabloid version of the Play, then such person whose work is so omitted shall nevertheless share in the proceeds from such version, provided his contribution shall have been included in at least one-half of the then prior performances of the Play. In such case, each such person shall share in the proceeds of the condensed or tabloid version in the same proportion that his original compensation hereunder bears to the total compensation due hereunder to all persons constituting Author.

SECTION 8.17 **Cast Albums.** (a) Producer and Author may agree, in *ARTICLE XXII* herein, on the terms regarding the creation of Cast Albums. For the purposes of this Contract, the term "*Cast Albums*" shall mean all audio recordings of the Play (or any portion thereof) performed by the cast of any production that is presented by or under lease or license from Producer. Author and Producer shall calculate and share, in perpetuity, the proceeds (other than amounts advanced by record companies for the creation of the album or for investment in the Play) received from the worldwide exploitation of such Cast Albums in the manner set forth in *ARTICLE XXII* herein, but in no event shall Author receive less than 60% and Producer less than 40% of such proceeds and in no event shall Producer's share of such proceeds be included in the calculation of Recoupment hereunder.

(b) If Producer in *ARTICLE XXII* acquires the rights to create Cast Albums but does not produce or license a production of the Play in the British Isles, Australia or New Zealand pursuant to the provisions of *ARTICLE IX* herein, then Author, without any financial obligation to Producer, shall be free to authorize a record company, other than the record company designated for the original cast album, to record the cast album in such area except that prior to entering into such an agreement, Author will give the record company that records the original cast album, written notice of the terms of the proposed agreement and such record company shall have 30 days within which to match the monetary terms of such other offer.

SECTION 8.18 **Music Publishing Rights.** Author and Producer may agree, in *ARTICLE XXII* herein, on certain terms regarding the disposition of the various music publishing rights in the music and lyrics of the Play.

SECTION 8.19 **Musical Scores.** Producer shall in the first instance furnish all necessary orchestral scores, conductor's scores, orchestra parts and vocal parts ("*Scores*") at Producer's own expense.

Subject to the provisions of the following sentence, Producer shall be the sole and exclusive owner of the physical Scores (as distinguished from the copyrights therein) and Producer may, subject to Author's copyrights in such Scores, sell, license, assign, rent or otherwise dispose of such Scores and retain any sums received therefrom, which sums shall not be counted in the calculation of Recoupment. Notwithstanding the foregoing, if Author elects to own the Scores, then such election shall be set forth in *ARTICLE XXII* herein and the following provisions shall apply:

(a) The Scores shall belong jointly to the Lyricist and Composer of the Play immediately upon delivery thereof to Producer. Such Scores may be used by the Lyricist and Composer at any time after the close of the First Class Performances in the Territory, whether or not the deductions or payments referred to in this SECTION have been completed.

(b) The Composer and Lyricist alone shall have the right to contract for the publication of the music and lyrics of the Play or any part thereof, without prejudice to the right of Producer to arrange for separate payment to Producer by the music publisher. The Composer and Lyricist alone may permit the reproduction of the music and lyrics or any part thereof by discs or any other means or devices.

(c) Producer shall, at the request of the Composer and Lyricist, or the Guild, make available to the Guild as soon as feasible after the Official Press Opening in New York City, said Scores for the purpose of making a copy thereof. Upon the close of the run of each Company, Producer shall deliver to the Composer and Lyricist the complete Scores and prompt book; *provided, however*, that the Producer may make and retain a copy of such Scores and prompt book but not for use or sale.

(d) Producer may deduct from the Royalties otherwise payable to each of the Composer and Lyricist $500 in the aggregate in each Performance Week in which such deduction would not reduce the Royalties payable to Author to less than $4,500 for Out-of-Town and Preview Performances or less than $3,000 for all other performances hereunder, until a sum equal to 50% of the Producer's actual expenditure for the Scores shall have been recovered by Producer. Producer shall pay to the Guild the monies so deducted until there shall have been presented to the Guild evidence of Producer's actual expenditures for such Scores, whereupon the Guild shall pay Producer the monies held by it to the extent of 50% of such actual expenditures. The deduction so made, unless otherwise agreed upon, shall be borne by the Composer and Lyricist according to their respective percentages of compensation.

(e) The Composer and Lyricist may at their option pay outright to the Producer at any time a sum equal to 50% of Producer's expenditures for such Scores or such remaining balance thereof as may then be unpaid.

(f) For purposes of this Contract, "Additional Collaborator" may mean any replacement author and/or any person who assists the original authors or who assists a replacement author as defined in *SECTION 8.20(a)* herein in the creation of literary or musical material that is used in the Play, but shall not include any Director and/or Choreographer, except as specifically provided in *SECTION 1.05* herein.

SECTION 8.20 **Additional Collaboration.** This SECTION shall apply only in the case of a musical adapted from a book, play, motion picture or other underlying copyrighted work written by someone other than Producer and in which Producer, prior to the engagement of the Bookwriter, Composer and Lyricist, acquires an option on or owns the rights to adapt such underlying work for the musical stage.

(a) *Replacement Before First Rehearsal* – After delivery of any draft of the Play, but prior to the first full cast rehearsal, Producer may reject any component, i.e., book, music or lyrics or, if the author of such component is comprised of more than one person, then all or any part of the component written by such person(s) (the "*rejected component*"). The rejection of any such component is subject to the approval of any remaining authors. Upon such rejection:

(i) the author of the rejected component shall be entitled to retain the amount of the Option paid or payable to him hereunder as of the date of rejection, but will not be entitled to any additional Option Payments which might otherwise become payable after the date of rejection. All rights and material contributed by such author shall revert to him, except that he may not use any such material in a manner that would infringe upon or otherwise violate the rights of Producer or of the authors of the underlying work or of the other components of the Play, and he shall not receive billing credit, Royalties or Subsidiary Rights income in connection with any presentation of the Play.

(ii) Producer may not use any part of the rejected component but may enter into an APC with a replacement author, acceptable to the remaining authors, if any, to write new material for the component.

(iii) Should a dispute arise as to whether Producer is using any part of the rejected component, such dispute shall be submitted for resolution to the Theatrical Conciliation Council whose decision shall be final and binding.

(b) *Replacement During Rehearsal but Before First Paid Public Performance* – From the first day of full cast rehearsal until the day prior to the first paid public First Class Performance of the Play hereunder, Producer may reject a component and enter into an APC with a replacement author for such rejected component, subject to the approval of all the remaining authors. Such approval will be deemed granted by any remaining author who fails to communicate with Producer regarding such approvals within 3 days after receiving written notice from Producer of the proposed change. If an APC is entered into with a new author, Producer shall retain all rights under this Contract to use any part of the rejected component and the following shall apply:

(i) The replaced author shall retain all Option and Advance Payments paid or owing at the date of rejection but shall not be entitled to any additional Advance Payments which might otherwise become payable after the date of rejection. The replaced author shall also receive ½ of such author's share of the Royalties and Subsidiary Rights income and all other sums otherwise payable under this Contract. Such author shall retain his ownership interest in the Play and in all copyrights and other rights therein and thereto, except that he shall not be entitled to exercise any control over, nor to participate in any decisions with respect to, their exploitation.

(ii) Any Royalty, share of Subsidiary Rights income or other sums payable to the new author shall not reduce the amounts payable to the remaining co-authors, if any.

(iii) The new author shall receive billing credit if he chooses to accept it. Any dispute regarding the substance or existence of billing for the replaced author shall be submitted to arbitration as provided in *ARTICLE XX* herein.

(c) *Replacement From the First Paid Public First Class Performance Until the Day Prior to the Official Press Opening in New York City* – From and after the first paid public First Class Performance of the Play hereunder until the day prior to the Official Press Opening in New York City, Producer may reject a component and enter into an APC with a replacement author for such rejected component, subject to the approval of all of the remaining authors. Such approval will be deemed granted by any remaining author who fails to communicate with Producer regarding such approvals within one day after receiving written notice from Producer of the proposed change. If an APC is entered into with a new author, Producer shall retain all rights under this Contract to use any part of the rejected component and the following shall apply:

(i) The replaced author shall receive his full share of the Option and Advance Payments,

Royalties and Subsidiary Rights income otherwise payable under this Contract, subject to *SECTION 8.20 (c)(iii)* herein. Such author also shall retain his ownership interest in the Play and in all copyrights and other rights therein and thereto, without the restrictions described in *SECTION 8.20(b)(i)* herein.

(ii) Subject to *SECTION 8.20(c)(iii)* herein, any Royalty or other sum payable to the new author shall not reduce the amounts payable to the remaining co-authors, if any.

(iii) The new author's share of Subsidiary Rights income, to the extent it does not exceed one-sixth of Author's total Subsidiary Rights compensation, shall be borne by the original Author (including the replaced author) and by Producer in the same ratio as Author and Producer share such compensation hereunder. Any amount by which the new author's share of Subsidiary Rights compensation exceeds one-sixth of the Author's total Subsidiary Rights compensation shall be borne by Producer.

(iv) The replaced author shall receive his contracted-for billing credit if he chooses to accept it. The new author shall be entitled to such billing credit as he and Producer shall agree, subject to the replaced author's contractual rights.

(d) *Author of Multiple Components/Multiple Authors of One Component.*

(i) If the author of a rejected component is also the author of any other non-rejected component, the provisions of this SECTION shall apply to the author as if he were not the author of the non-rejected component, and all Option, Advance, and Royalty Payments, Subsidiary Rights and all other sums otherwise payable to author for all components written by him shall be deemed to be allocated equally between or among such components in making the calculations referred to in this SECTION.

(ii) If there are multiple authors of a component and Producer rejects one such author (with the approval of the other authors), the provisions of this SECTION shall apply only to the rejected author of such part and all of the Option, Advance, and Royalty Payments, Subsidiary Rights and all other sums payable to the authors of such component, as a whole, shall be deemed to be allocated equally between or among such authors, unless otherwise provided in *ARTICLE XXII* herein, in making the calculations referred to in this SECTION.

(e) *Royalty Payments to New Author* - The rejection and subsequent addition of any new author shall neither reduce the aggregate Royalties payable pursuant to *ARTICLES IV* and *V* herein nor increase that portion of such Royalties payable to the new author beyond the amount of such Royalties which were payable to the replaced author.

SECTION 8.21 Deleted Music and Lyrics. Unless otherwise specified in *ARTICLE XXII* herein, all rights in and to any music and lyrics which shall be deleted from the Play prior to the Official Press Opening in New York City shall revert to the Composer and Lyricist, respectively, for their use, free from any claim by the Producer provided, however, that the Composer and Lyricist shall not have any right to use or authorize the use of any such lyrics which (a) refer to any character in the Play by the same name as the character in the Play if the name is sufficiently distinctive to identify with the Play or (b) depict or portray an important situation which is contained in the Play or (c) contain any of the distinctive dialogue or distinctive phrases from the Play or (d) have as their title the name of any character in, or the title of the Play if such name is sufficiently distinctive to identify with the Play. If any such compositions are included in any agreement for an Audio-Visual Production of the Play, the Composer and Lyricist shall not be entitled to any larger additional compensation by reason thereof and the Producer's share of the income therefrom shall not be diminished.

ARTICLE IX
ADDITIONAL PRODUCTION RIGHTS

SECTION 9.01 **Grant of Second Class Performance Rights.** (a) Author hereby grants Producer the sole and exclusive rights to produce one or more Second Class Performances of the Play on the speaking stage in the Territory during the time that Producer continues to have rights to present the Play hereunder. For the purposes of this Contract, the term "*Second Class Performances*" shall mean all performances of the Play other than Stock, Amateur and Ancillary Performances (as those terms are defined in *SECTION 11.01* herein), Off-Broadway Performances (as defined in *SECTION 9.02* herein), and First Class Performances and Developmental (i.e. "workshop") Productions.

(b) Author's Royalties for Second Class Performances shall be calculated and paid in the manner set forth in *SECTION 4.02(c)* herein with respect to Touring Performances, unless Author's Royalty is calculated in whole or in part on the basis of a fixed fee payable to Producer, in which case the Royalty shall be calculated and paid in the manner set forth for Fixed-Fee Performances.

SECTION 9.02 **Grant of Off-Broadway Performance Rights.** (a) Author hereby grants Producer the sole and exclusive rights to produce one or more Off-Broadway Performances of the Play during the time that Producer continues to have rights to present the Play hereunder. The foregoing grant is subject to the conditions precedent that Producer has Vested (as defined in *SECTION 11.02* herein) in the Territory and that Producer is not simultaneously presenting any other performances of the Play in New York City. For the purposes of this Contract, the term "*Off-Broadway Performances*" shall mean performances of the Play in theatres which are classified as Off-Broadway pursuant to the Actors' Equity Association Agreement Governing Employment Off-Broadway, as that agreement may be amended from time to time.

(b) Author's Royalties for Off-Broadway Performances shall be calculated and paid in the manner set forth in *ARTICLES IV* and *V* herein with respect to Touring Performances except that Author's post-Recoupment Royalties shall be such amount as may be agreed upon by Author and Producer and set forth in *ARTICLE XXII* herein, but in no event more than 7% of the Gross Weekly Box Office Receipts.

SECTION 9.03 **Grant of Rights in the British Isles, Australia and New Zealand.** (a) Author hereby grants to Producer the sole and exclusive rights to produce one or more productions of the Play for a consecutive run, as theatrically understood, in a regular evening bill, in a first class manner, in a first class theatre, on the speaking stage in one or more of the following "*Additional Territories*":

(i) The United Kingdom of Great Britain (i.e., England, Northern Ireland, Scotland and Wales) and in Ireland (collectively the "*British Isles*")

(ii) Australia

(iii) New Zealand

(b) The foregoing grant is subject to the conditions precedent that Producer has Vested in the Territory and is not in breach of any provision of this Contract.

(c) Producer's rights to present the Play in the Additional Territories shall include the right to present "tryout" performances prior to the presentation of the Play in the Additional Territory equivalent of first-class theatres.

(d) The terms of this Contract applicable to First Class Performances in the Territory shall apply to performances of the Play in the Additional Terriories except as may be provided to the contrary herein.

(e) If Producer chooses to produce the Play pursuant to a lease or license to a third party in Australia or New Zealand, Producer's rights shall be subject to the following procedure: Producer shall give Author written notice of the terms of any third party offer for the production of the Play in such Additional Territory. Producer may accept the offer unless Author shall, within 5 business days after receipt of Producer's notice, give Producer written notice, delivered either in person or by wire communication, that the offer is unacceptable, stating Author's reasons therefor, together with a definite offer from a third party, on terms at least as favorable to Producer as those contained in the offer which Producer is willing to accept. If within the prescribed period of time Author submits such an offer, Author may accept such offer. If within the prescribed period of time Author fails to submit such an offer, then Producer may accept the original offer. If the offer presented by Author is from a producer or other entity or person in which Author has any financial or other interest, or if a dispute arises as to whether such offer is at least as favorable to Producer as the offer which Producer obtained, or if any other dispute arises under this *SECTION 9.03(e)*, the parties shall submit the matter to the Theatrical Conciliation Council for the purposes of (i) determining whether or not such offer is the result of good-faith arm's length negotiations, or (ii) determining whether the offer presented by Author is at least as favorable to Producer or (iii) resolving any other dispute, as the case may be. If the Council determines that the offer is the result of good-faith arm's length negotiations or is at least as favorable to Producer, as the case may be, then Author may accept such offer; however, if the Council determines that such offer is not the result of such negotiations, or is not at least as favorable to Producer, as the case may be, the offer presented by Producer shall be accepted. The decision of the Council in connection with any matter presented under this *SECTION 9.03(e)* shall be final and binding on the parties hereto.

SECTION 9.04 **Payments Required to Extend Rights in the Additional Territories.** The following provisions of this SECTION shall apply separately to each Additional Territory:

(a) Unless Producer presents the first paid public performance of the Play in an Additional Territory within 6 months after the close of First Class Performances in New York City, Producer's rights to present the Play in such Additional Territory shall automatically terminate unless such rights are extended as provided in this SECTION.

(b) Producer shall be entitled to three consecutive 6-month extensions of such rights upon payment of $1,000 for the first extension, $1,500 for the second extension and $2,000 for the third extension, which payment must be made prior to the expiration of the rights period then in effect, *provided, however*, that for the third extension, Producer must give Author, simultaneously with the payment of $2,000, written notice of the intended date of the first paid public performance together with copies of documents representing one of the following:

(i) a commitment for the licensing of the Additional Territory equivalent of a first class theatre, with occupancy to occur before the end of the third extension period or

(ii) contracts for the engagement of the principal members of the cast or the director, pursuant to which such person(s) agrees to render services before the end of the third extension period. The extension of Producer's rights and option for the third extension period shall not be prevented or affected by the fact that any of these commitments or contracts may be made subject to conditions, such as the availability of a person or theatre, the attainment of full capitalization of the production, further negotiations regarding material terms, the execution of a formal agreement, or any other condition, or the fact that any of these commitments or contracts may later be breached or unenforceable.

SECTION 9.05 **Royalty Payments in the Additional Territories.** (a) Author's Royalties for performances of the Play in the British Isles, shall be calculated and paid in accordance with the provision of *ARTICLES IV* and *V* applicable to Touring and Fixed-Fee Performances, except that all references to fixed dollar amounts in such ARTICLES shall be reduced to one-third of the stated amounts. Author's Royalties for performances in Australia and New Zealand shall be 6% of the Gross Weekly Box Office Receipts.

(b) The payments made pursuant to *SECTION 9.04* herein for an Additional Territory may be deducted from the Royalties earned by Author from any Company presenting the Play in such Additional Territory at the rate of up to 50% of such Royalties per Performance Week commencing for the Performance Week in which such Company has reached Recoupment. Such deductions shall be permitted only in such amounts as will not cause Author to earn, for any week in which such deductions are made, Royalties of less than the foreign currency equivalent (at the time of payment) of $900 per Full Performance Week.

(c) Sums payable to Author in connection with performances of the Play in any Additional Territory shall be paid after deduction of all withholding and other taxes due thereon pursuant to the laws of the applicable Additional Territory, all conversion and remittance costs applicable to such payments and all payments required to be made to any author's society or similar organizations. Producer shall not be liable for losses incurred due to fluctuations in the exchange rate.

(d) In addition to the Royalties payable pursuant to this SECTION, if Author earns in any Performance Week Royalties equal to less than 6% of the Gross Weekly Box Office Receipts for such week from productions in Australia or New Zealand, Producer shall, simultaneously with the payment of Author's Royalties for such week, pay to the Guild, on Author's behalf (for the benefit of Author's representatives), a sum equal to 10% of the difference between the amount of Author's Royalties and a sum equal to 6% of the Gross Weekly Box Office Receipts.

SECTION 9.06 **Transfer of Rights to an Additional Territory Producer.** Provided Producer has complied with the provisions of *SECTION 9.03(b)* herein, Producer may produce the Play alone or in association with or under lease or license to an Additional Territory producer or manager, subject to Author's written consent. In such case, Producer's obligations to make the payments herein provided shall remain unimpaired. The contract between Producer and the Additional Territory producer or manager shall require the Play to be produced in the manner and on the terms provided herein with respect to productions in the Additional Territory.

SECTION 9.07 **Advances for Performances in the Additional Territories.** If the Play is produced in any Additional Territory in association with or under lease or license to an Additional Territory producer or manager pursuant to the provisions of this ARTICLE, and if, in connection therewith Producer receives an advance payment applicable against royalties payable to Producer, or a lump sum in lieu of a portion of such royalties, Author shall receive 50% of such advance or lump sum as an advance against Royalties payable for such production. Author's share of the advance or lump sum received by Producer with respect to an Additional Territory may be deducted from the payments due pursuant to *SECTION 9.05* herein with respect to such Additional Territory.

SECTION 9.08 **Author's Presence in the Additional Territories.** If the Play is presented in any Additional Territory by or under grant of rights from Producer, Author shall have the right to be present for up to 3 weeks in order to attend rehearsals, tryouts and the opening of the first production of the Play in such Additional Territory. Producer shall reimburse Author for hotel and travel expenses during such period and at any other time when the presence of Author is required by Producer. Unless specific dollar amounts are provided in *ARTICLE XXII* herein, the amounts reimbursable by Producer under this SECTION shall be the cost of reasonable hotel and travel accommodations. In any event, Author's hotel and travel accommodations shall be of a class equal to the greater of the class charged to the Company by Producer or Director.

SECTION 9.09 **Producer's Financial Participation in Additional Territory Uses.** (a) If the Play is not presented in any Additional Territory by or under grant of rights from Producer within the period set forth in *SECTION 9.04* herein, then Author shall thereafter have the sole right to produce or authorize the production of the Play in any such Additional Territory in which Producer's rights have lapsed and, provided that Producer has Vested in the Territory and is not in breach of any provision of this Contract, Author shall pay Producer the following amounts:

(i) with respect to the British Isles, 25% of the compensation earned by Author (after deduction of agents' commissions, if any) regardless of when paid, in connection with each contract for the production of the Play (including any contracts for British Isles Subsidiary Rights, other than Media Productions in which Producer will have previously acquired a worldwide interest) entered into on or after the Effective Date of this Contract but prior to the expiration of 7 years from the date on which Producer has Vested in the Territory; *provided, however,* that with respect to each contract for the presentation of the British Isles equivalents of First or Second Class Performances, Author shall pay Producer 10% of the compensation earned by Author (after deduction of agents' commissions, if any) regardless of when paid, in connection with each such contract entered into after said 7-year period or after the close of the first First Class Performance in the British Isles, whichever first occurs, but before the expiration of 40 years from the date on which Producer Vested in the Territory; and

(ii) with respect to Australia and New Zealand, 35% of the compensation earned by Author (after deduction of agents' commissions, if any) regardless of when paid, in connection with each contract for the production of the Play (including any contracts for Australian or New Zealand Subsidiary Rights, other than Media Productions in which Producer will have previously acquired a worldwide interest) entered into on or after the Effective Date of this Contract but prior to the expiration of 6 years from the date on which Producer has Vested in the Territory;

(b) If the Play has been presented in any Additional Territory by or under a grant of rights from Producer in accordance with the provisions of this ARTICLE and Producer has Vested in such Additional Territory and is not in breach of any provision of this Contract, Producer's financial interest in Author's compensation derived from the disposition of Subsidiary Rights in such Additional Territory (other than Media Productions in which Producer will have previously acquired a worldwide interest), will be as follows:

(i) with respect to the British Isles, Producer will have the same financial interest in British Isles Subsidiary Rights as Producer has with respect to such Subsidiary Rights in the Territory, and the time periods described in the applicable Producer's Alternative (as defined in *SECTION 11.03(c)* herein) shall be measured from the last performance of the Play in the British Isles; and

(ii) with respect to Australia and New Zealand, Producer's financial interest in Australian and New Zealand Subsidiary Rights shall be equal to 40% of the compensation earned by Author (after deduction of agents' commissions, if any) regardless of when paid, in connection with each contract for the disposition of such Subsidiary Rights entered into on or after the Effective Date of this Contract but prior to the expiration of 7 years from the date on which Producer Vested in such Additional Territory or 4 years from the last performance of the Play in the Additional Territory, whichever is later.

SECTION 9.10 **Additional Rights to Present Backers' Auditions.** While Producer has the rights to present the Play hereunder, Producer shall also have the rights to present Backers' Auditions of the Play.

SECTION 9.11 **LORT Productions.** If the rights to present LORT Productions of the Play are granted in *ARTICLE XXII* herein, Producer agrees that Author shall have with respect to any such LORT Productions all of the rights granted Author in *SECTIONS 1.02, 1.03, 1.06, 8.01, 8.02, 8.03, 8.04, 8.08, 8.10* and *ARTICLE XX* herein in addition to any other rights granted Author in *ARTICLE XXII.* Only one LORT Production of the Play may be presented although the production may be transferred from one LORT theatre to another.

ARTICLE X
REOPENING RIGHTS

SECTION 10.01 **Reopenings in the Territory.** (a) Provided Producer has Vested in the Territory, Producer may, within 4 months after the last performance of the Play in the Territory, notify Author in writing of Producer's intention to reopen the Play in the Territory. In such case Producer may so reopen the Play within 12 months following such last performance; *provided, however,* that if the Play is not reopened within 4 months from such last performance, Producer must, in order to retain his rights to reopen the Play, pay Author the following sums (as non-returnable advances against the Royalties payable): $500 per month for up to 4 months, commencing with the fourth month following the last performance, and $1,000 per month for up to an additional 4 months.

(b) If Producer presents the Play in the Territory but closes the Play prior to having Vested, Producer may reopen the Play provided he gives the Author written notice, within 30 days after such closing, of Producer's intention to reopen the Play, pays Author $500 per month (as non-returnable advances against the Royalties payable), commencing one month following the closing until the Play has reopened, and commences rehearsals for such production no later than 3 months after the closing.

(c) All the provisions of this SECTION shall apply to each reopening in the Territory. Such reopenings may be First Class, Second Class or Off-Broadway Performances.

SECTION 10.02 **Reopenings in the Additional Territories.** (a) Provided Producer has Vested in the British Isles, Producer may, within 4 months after the close of the last performance in the British Isles, notify Author in writing of Producer's intention to reopen the Play in the British Isles. In such case Producer may reopen the Play in the British Isles, within 12 months following such last performance, in accordance with the provisions of *SECTION 10.01(a)* herein.

(b) If Producer presents the Play in the British Isles but closes the Play prior to having Vested in the British Isles, Producer may reopen the Play in the British Isles in accordance with the provisions of *SECTION 10.01(b)* herein.

(c) Provided Producer has Vested in Australia or New Zealand, Producer may retain the rights to reopen the Play in such Additional Territory upon paying Author (as non-returnable advances against the Royalties payable) $900 per month, for up to 6 months, commencing one month following the last performance in such Additional Territory. In no event may Producer reopen the Play after 7 years from the date on which Producer Vested in such Additional Territory.

(d) If Producer presents the Play in Australia or New Zealand but closes the Play prior to having Vested in such Additional Territory, Producer may reopen the Play in such Additional Territory in accordance with the provisions of *SECTION 10.01(b)* herein.

(e) All the provisions of this SECTION shall apply to each reopening of the Play in the applicable Additional Territory. Such reopenings must be the Additional Territory equivalent of First Class Performances.

SECTION 10.03 **Closing.** Producer shall in each instance, immediately upon determining to close a run of the Play, give written notice thereof to Author.

ARTICLE XI
SUBSIDIARY RIGHTS

SECTION 11.01 **Definitions Relating to Subsidiary Rights.** For the purposes of this Contract, the term "***Subsidiary Rights***" shall mean those rights in the Play relating to the following methods of exploitation:

(a) "***Media Productions***" - shall mean Audio-Visual Productions (as defined below) and radio uses.

(b) "***Audio-Visual Productions***" - shall mean motion picture, television, video cassette and video disc productions; soundtrack albums, tapes and discs for all of the foregoing; and all other kinds of visual and audio-visual productions in connection with the Play, whether now existing or developed in the future. All of the foregoing shall be considered Audio-Visual Productions, regardless of the method or mode of reproduction, projection, transmission, exhibition, or delivery used. However, Audio-Visual Productions shall not include Foreign Local Television Productions. For the purposes of this Contract, the term "***Foreign Local Television Productions***" shall mean all television productions of the Play in a foreign language produced and distributed exclusively for television exhibition outside the Territory and the Additional Territories.

(c) "***Commercial Use Products***" - shall mean wearing apparel; toys; games; figures; dolls; novelties; souvenir books and programs; and any other physical property representing a character in the Play or using the name, character or the title of the Play or otherwise connected with the Play or its title.

(d) "***Stock Performances***" - shall mean all performances of the Play presented in the English language pursuant to one of the Actors' Equity Association agreements governing employment of actors in productions classified, pursuant to the terms of such agreements, as "stock", "resident theatre", "university resident theatre", "dinner theatre", or "guest artist contract" productions (and the equivalents of such performances outside the United States).

(e) "***Amateur Performances***" - shall mean all performances of the Play presented in the English language and using only non-professional actors (i.e., an actor who is not a member of a performing arts union or guild in the Territory or outside the Territory, as the case may be).

(f) "***Ancillary Performances***" - shall mean all performances of the Play presented in the English language as condensed and tabloid versions, so-called concert tour versions and opera versions based on the Play as well as foreign language performances of all kinds in the Territory or each Additional Territory, as the case may be, and performances of the Play pursuant to one of the Actors' Equity Association agreements governing employment of actors in productions classified pursuant to the terms of such agreements as: "theatre for young audiences", "small professional theatre" and "non-profit theatre code" productions (and their equivalents outside the United States).

(g) *"Revival Performances"* -

(i) *In the City of New York* - A First Class, Second Class and Off-Broadway Performances of the Play in the City of New York and all performances at Lincoln Center (regardless of how classified), presented after the expiration of Producer's rights to present the Play in the Territory; and

(ii) *Outside the City of New York* - all First and Second Class Performances of the Play in the Territory, presented after the expiration of Producer's rights to present the Play in the Territory and presented outside the City of New York, provided that, with respect to each contract entered into for such production, the Play is presented in at least 3 cities throughout the Territory. Notwithstanding the foregoing, if any of such cities is the City of New York, the 3-city minimum shall automatically be waived. Until the Play is presented in the third city or in the City of New York, whichever first occurs, Author shall pay all sums due to Producer from such Revival Performances to the Guild, which shall hold such sums until the first presentation of the Play in the third city or the City of New York, whichever first occurs, and then pay such sums to Producer. No interest shall accrue to Producer's benefit on such sums held by the Guild.

(iii) *In the Additional Territories* - all performances of the Play in any of the Additional Territories (which are the Additional Territory equivalents of First or Second Class Performances in the Territory), presented after the expiration of Producer's rights to present the Play in such Additional Territory.

(iv) Remakes, Prequels, Sequels and Spin-Offs - Revival Performances shall also include performances of all "remakes", "Prequels" (i.e. stories which occur at an earlier point in time than the story in the Play), "sequels" and "spin-offs" of the Play produced in the manner described in *SECTIONS 11.01(g)(i), (ii)* and *(iii)* above.

SECTION 11.02 **Definition of Vested.** For the purposes of this Contract, the term *"Vested"* shall mean that Producer has presented the Play in one of the manners described below:

(a) With respect to the Territory, for the following number of consecutive (as customarily defined in the theatre industry) paid public First Class Performances:

(i) 10 Preview Performances plus the Official Press Opening of the Play in New York City, or

(ii) 5 Preview Performances plus the Official Press Opening in New York City plus 5 Regular Performances, or

(iii) 5 Out-of-Town and 5 Preview Performances plus the Official Press Opening in New York City, provided there are no more than 42 days between the last Out-of-Town Performance and the first Preview Performance, or

(iv) 5 Preview Performances plus the Official Press Opening in New York City if the Play has been presented previously by someone other than Producer and is presented by Producer hereunder with substantially the same cast and scenic designs as existed in the prior presentation. Each Preview Performance given in New York City within 10 days of the Official Press Opening in New York City (even though not consecutive) shall be considered a "consecutive" performance for the purpose of this paragraph, provided that the scale of box-office prices of each such Preview Performance is at least 65% of the scale of box-office prices announced for the Regular Performances and that each such Preview Performance is publicized in advance in the paid "ABC" listings of The New York Times and a similar listing in any other newspaper, magazine or other periodical of general circulation in the City of New York. Any Preview Performance given more than 10 days before the Official Press Opening shall not be considered a "consecutive" performance for the purpose of this paragraph.

(b) With respect to the Territory, for 64 consecutive paid public Out-of-Town Performances, whether or not the Play has its Official Press Opening in New York City, provided that breaks may be made in performances outside of New York City because of the necessities of travel so long as the 64 performances shall have been given within 80 days of the first performance.

(c) With respect to the Territory, for 64 consecutive Out-of-Town Performances in arenas or auditoriums if, because of the nature of the Play or the size or complexity of its contemplated production, the performance of the Play in a traditional first class theatre would not be feasible or desirable. The same provisions of *SECTION 11.02(b)* shall apply in connection with breaks for travel.

(d) With respect to the British Isles, for the following number of first class performances:

(i) if the Play is first produced in London, then for 21 consecutive performances in London, or

(ii) if the Play is first produced outside of London, for 64 performances within 80 days after the first performance, presented either outside of London, or partly in London and partly outside of London.

(e) With respect to Australia, for 21 consecutive performances, including an Official Press Opening, provided such performances are the Australian equivalent of First Class Performances in the Territory.

(f) With respect to New Zealand, for 21 consecutive performances, including an Official Press Opening, provided such performances are the New Zealand equivalent of First Class Performances in the Territory.

SECTION 11.03 **Participation in Subsidiary Rights.** Although Producer is acquiring rights in the Play and Author's services solely in connection with the production of the Play, Author recognizes that by a successful production Producer makes a contribution to the value of other rights in the Play. Therefore, although the relationship between the parties is limited to play production as herein provided, and Author alone owns and controls the Play with respect to all other uses, nevertheless, if Producer has Vested in the Territory and Producer is not in breach of any provision of this Contract, Author hereby agrees that:

(a) *No Outright Sale* – Author will not authorize or permit any outright sale of the right to use said Play for any of the Subsidiary Rights purposes during the period therein specified without Producer's prior consent. In no event shall there be any outright sale of any such rights prior to the first paid public First Class Performance of the Play, except that an outright sale of rights for Audio-Visual Productions may be permitted if made subject to the provisions of SECTION 13.07 herein.

(b) *Best Efforts* – Author will use best efforts to exploit the Play for Subsidiary Rights purposes.

(c) *"Producer's Alternatives"*–

(i) Producer shall have the right to choose Alternative I or II of the 3 Producer's Alternatives set forth in this SECTION. The choice of Alternative III must be specified by Author and Producer in *ARTICLE XXII* upon the signing of this Contract. The choice of Alternative I or II must be made by giving Author and the Guild written notice of such choice on or before

12 o'clock midnight on the first day of rehearsal at which Producer requires all cast members of the Principal Company. If Producer fails to give such notice in a timely manner, Author may choose which Producer's Alternative will apply upon giving Producer and the Guild written notice of such choice on or before 12 o'clock midnight on the next business day following said rehearsal date. If both Producer and Author fail to choose a Producer's Alternative in a timely manner, Producer's Alternative III will apply.

(ii) *Participation in Territory.* With respect to the exploitation of Subsidiary Rights in the Territory, Author shall promptly pay to Producer, based on the applicable Producer's Alternative, the designated percentage of Author's compensation directly or indirectly earned (after deduction of agents' commissions, if any), from the disposition of the specified Subsidiary Rights anywhere in the Territory, pursuant to each contract entered into on or after the Effective Date of this Contract but prior to the expiration of the periods described in the applicable Producer's Alternative (regardless of when such compensation is paid); *provided, however,* that with respect to Media Productions, Producer's participation shall be in Author's compensation earned from exploitations anywhere in the world:

Under Producer's Alternative	If any of the following Subsidiary Rights are	Author will promptly pay Producer, based on the following percentages of Author's compensation directly or indirectly earned (after deduction of agents' commissions, if any) from such dispositions pursuant to each contract entered into on or after the Effective Date of this Contract but prior to the expiration of the specified periods of time after the last performance of the Play hereunder (regardless of when such compensation is paid):
I	Media Productions	50% in perpetuity
	Stock and Ancillary Performances	50% for the first 5 years then 25% for the next 5 years
	Amateur Performances	25% for 5 years
	Revival Performances	20% for 40 years
	Commercial Use Products	See *SECTION 11.05*
II	Media Productions	50% in perpetuity
	Stock and Ancillary Performances	30% for 36 years
	Amateur Performances	0%
	Revival Performances	20% for 40 years
	Commercial Use Products	See *SECTION 11.05*
III	Media Productions	30% in perpetuity
	Stock, Amateur and Ancillary Performances	30% for the first 20 years then 25% for the next 10 years and 20% for the next 10 years (total of 40 years)
	Revival Performances	20% for 40 years
	Commercial Use Products	*See SECTION 11.05*

(d) Revival Participation –

(i) In paying Producer's financial participation in Revival Performances, Author shall secure the payment of one-half of such sum (i.e., 10%) from the producer of the Revival Performances.

(ii) Notwithstanding the provisions of *SECTION 11.03(c)*, Producer's financial participation in remake, prequel, sequel and spin-off Revival Performances shall be 10% rather than 20%.

(e) *Foreign Participation* – Author shall have the exclusive right to negotiate and contract for all performances of the Play and for other Subsidiary Rights purposes described in this ARTICLE outside the Territory and outside the Additional Territories, and Author shall promptly pay Producer 25% of the compensation earned by Author (after deduction of agents' commissions, if any), regardless of when paid, in connection with each such contract (other than contracts for Media Productions in which Producer will have previously acquired a worldwide interest) entered into on or after the Effective Date of this Contract but prior to 7 years from the date on which Producer Vested in the Territory. With respect to contracts for Foreign Local Television Productions, Author shall pay Producer 50% of such compensation earned by Author (after deduction of agents' commissions, if any) for such contracts entered into on or after the Effective Date of this Contract but prior to 15 years from the date on which Producer Vested in the Territory.

(f) *Participation in Audio-Visual Sequels* – If the producer of the Audio-Visual Production, in the original contract for Audio-Visual Production rights, is granted the right to make one or more Audio-Visual Production remakes, prequels, sequels or spin-offs upon the payment of additional compensation, then, if and when such additional compensation is paid, Producer's share of such compensation shall be one-half of the Media Productions percentage set forth in the applicable Producer's Alternative.

SECTION 11.04 **Author's Share of Subsidiary Rights.** No person who is not an Author (as specifically defined in SECTION 1.05 herein) may participate in Author's share of any Subsidiary Rights proceeds; *provided, however,* that for the purposes of this SECTION only, the term "Author" shall include each collaborator, adaptor, and owner of underlying rights whose material is used in the Play and Additional Collaborators as that term is defined in *SECTION 8.20(f)*. Additional Collaborators shall not include any Director and/or Choreographer except as specifically provided in *SECTION 1.05*.

SECTION 11.05 **Producer's Rights Regarding Commercial Use Products.** (a) Anything to the contrary herein notwithstanding, Author hereby grants to Producer the sole and exclusive rights to create, manufacture and sell (or have created, manufactured and sold) Commercial Use Products, during the time that Producer retains any rights to present the Play hereunder, except that if on the last day of such period, a contract exists with a third party for the creation, manufacture or sale of Commercial Use Products, then such contract will continue in full force and effect until the expiration of its term, but in no event for more than 5 years from the date of such contract (or the last extension thereof). This grant of rights shall be for the Territory and for each Additional Territory in which Producer presents or licenses the rights to present the Play. Producer shall pay Author the following amounts, regardless of when paid, in connection with each contract entered into for the exploitation of Commercial Use Products:

(i) with respect to sales of such products on the premises of theatres in which Producer presents the Play, a sum equal to 10% of the gross retail sales (after deduction of taxes) not to exceed 50% of the Producer's license fee;

(ii) with respect to sales of such products in other locations, a sum equal to 50% of Producer's net receipts from such sales (i.e., the gross amounts paid to Producer less all customary third party costs actually incurred in the creation, manufacture and sale of such Commercial Use Products).

(b) After the expiration of Producer's rights to exploit Commercial Use Products in the Territory or any Additional Territory, Author may exploit or enter into contracts for the exploitation of Commercial Use Products in such location in which Producer's rights have expired, subject to any contracts which may continue in effect as described in *SECTION 11.05(a)* herein. Author will pay Producer the following amounts (after deduction of agents' commissions, if any) regardless of when paid, in connection with each such contract entered into before the expiration of 40 years after the last performance of the Play in the Territory or such Additional Territory, as the case may be, provided Producer has Vested in such location:

(i) with respect to sales of such products on the premises of theatres in which Author's Play is presented, a sum equal to 10% of the gross retail sales (after deduction of taxes) not to exceed 50% of the Author's license fee;

(ii) with respect to sales of such products in other locations, a sum equal to 50% of Author's net receipts from such sales (i.e., the gross amounts paid to Author less all customary third party costs actually incurred in the creation, manufacture and sale of such Commercial Use Products).

(c) In addition to Producer's rights and financial interest described in *SECTIONS 11.05(a)* and *(b)* herein, provided Producer has Vested in the Territory, Producer shall also have such rights and financial interest on a worldwide basis in those cases where the rights to exploit Commercial Use Products are disposed of together with Author's dispositions of rights to exploit any or all Media Productions.

(d) If there are Revival Performances in the Territory or any Additional Territory, Producer's right to share in Commercial Use Products income, from contracts entered into simultaneously with or subsequent to those Performances in such location (other than contracts which are related to the disposition of rights to Media Productions), shall revert to Author; *provided, however,* that Producer shall have the right to make arrangements with producers of the Revival Performances with respect to the exploitation of Commercial Use Products created or manufactured by Producer, and to retain all sums derived therefrom.

(e) None of the sums described in this SECTION, paid to or retained by Producer in connection with the exploitation of Commercial Use Products, shall be included in the calculation of Recoupment hereunder.

SECTION 11.06 **Producer's Rights to Consult in Dispositions of Subsidiary Rights.** If Producer shall be entitled to share in Author's Subsidiary Rights income with respect to the Territory, or with respect to any of the Additional Territories, Author will not undertake to grant any Subsidiary Rights in the Territory and the applicable Additional Territories, during the periods in which Producer is entitled to share in such income, without giving Producer the reasonable opportunity to consult fully with Author in connection with the exploitation of all such rights.

SECTION 11.07 **Restrictions on Dispositions by Author.** (a) In addition to Producer's rights as set forth in *SECTION 11.06* herein, Author represents that, except to the extent set forth in *ARTICLE XXII* herein, Author has not authorized or permitted, and covenants that Author shall not authorize or permit, unless Producer first consents in writing, the exploitation (or publicity regarding future exploitations) of any of the rights hereinbelow described, prior to the dates specified below:

	Rights	Specified Date
(i)	Worldwide Media Productions (other than radio) and Foreign Local Television Productions	the Effective Date of this Contract, subject to the provisions *ARTICLE XIII* herein.
(ii)	Separately with respect to the Territory and each Additional Territory: First and Second Class, Stock, Amateur, Ancillary, Off-Broad-	the date on which all of Producer's rights to produce the Play have expired in the Territory or such Additional Territory, as the case may be,

SECTION 12.04 **Selection of New Negotiator.** The Negotiator and Alternate Negotiator shall each serve until he resigns, is removed by action of the Theatrical Conciliation Council or otherwise becomes unable to perform his services. Any new Negotiator and any new Alternate Negotiator (other than a Temporary Negotiator) shall be appointed by action of the Theatrical Conciliation Council.

SECTION 12.05 **Duties of Negotiator.** (a) The Negotiator shall act as the representative of the Author in connection with the disposition of Motion Picture Production rights in the Play, and shall have the right generally to conduct negotiations therefor subject to such written instructions as may be issued to him by the Theatrical Conciliation Council. Whenever Author and Producer are represented by an agent in connection with the disposition of such rights, the Negotiator shall cooperate with and work in conjunction with said agent. The Negotiator shall have the right to consummate such sale or lease after consultation with Producer and subject to the approval of Author and after according Producer all the rights to which Producer is entitled pursuant to the terms of this Contract. The Negotiator shall also receive and distribute the monies resulting therefrom as provided herein. All contracts shall be signed by the Negotiator or, in his absence, the Alternate Negotiator and countersigned by a person designated by the Guild. In order to aid Author and Producer in obtaining the best possible terms, the Negotiator shall keep Producer apprised of current practices in the sale of Motion Picture Production rights.

(b) If such rights are disposed of prior to the production of the Play, the Motion Picture Production rights contract must be signed before the beginning of rehearsals. In such a case the contract shall be on the basis of a minimum guaranteed payment or an advance, plus or on account of percentage payments based on the receipts of the Motion Picture Production or the box office receipts of the Play, or both, and shall be subject to the approval of the Guild and Producer.

SECTION 12.06 **Disposition of Proceeds.** All monies received from the disposition of Motion Picture Production rights in the Play shall be forthwith deposited by the Negotiator in a special account entitled "The Dramatists Guild Negotiator's Account" in a bank located in New York City as may be designated from time to time by the Guild. All withdrawals therefrom shall be made by check signed by the Negotiator or, in his absence, the Alternate Negotiator or, if appointed, the Temporary Negotiator, and countersigned by a person designated by the Guild.

SECTION 12.07 **Compensation of Negotiator.** Prior to making any withdrawals from the proceeds deposited in the Dramatists Guild Negotiator Account in connection with the Play, there shall first be deducted 1 1/4% of such sums so deposited. Said shall be deducted from the amounts payable to the agents in respect of the agents' commission or, if there are no agents, then from the total sums on deposit prior to making any payments to Author or Producer. Said 1 1/4% shall be divided 85% to the Negotiator and 15% to the Guild as full and complete compensation for their services in connection with the disposition of the Motion Picture Production rights in the Play.

SECTION 12.08 **Instructions to Negotiator.** The Negotiator shall, in connection with the disposition of Motion Picture Production rights in the Play, follow the procedures set forth in Exhibit B attached hereto and made a part of this Contract.

ARTICLE XIII
GENERAL PROVISIONS REGARDING AUDIO-VISUAL PRODUCTIONS

SECTION 13.01 **Cooperation by Author.** With respect to the disposition of Motion Picture rights only, Author agrees to cooperate and shall cause his agent to cooperate with the Negotiator and shall promptly transmit to the Negotiator all offers for such rights received directly by or on behalf of Author and shall disclose to the Negotiator any arrangements, actual or contemplated, between Author and any third party with whom negotiations may be pending for the disposal of the Motion Picture rights. Moreover, Author agrees that unless Producer shall consent thereto, Author will not insist on any commitment or agreement with any such third party for Author's personal services as author, actor, director, or in any other capacity, as a condition of disposition of Motion Picture and all other Audio-Visual Production rights to such third party.

SECTION 13.02 **Conflicts.** The release date of the Audio-Visual Production rights production shall not interfere with either the Regular or Touring Performances of the Play. Such release date shall be fixed by Author, and Producer shall be given written notice thereof. If Producer files no objection with the Negotiator within 3 business days after such notice is sent, the release date will be deemed to be satisfactory to Producer. If within such 3-day period, Producer states in writing his reasons for objecting, the Negotiator shall give due consideration to Producer's objections and shall then fix a release date which shall be binding and conclusive on the parties.

SECTION 13.03 **Rights of Producer.** If Producer deems himself aggrieved by any disposition of Audio-Visual Production rights, his sole recourse shall be against Author and then only for fraud or willful misconduct; Author's refusal to grant the right to make a motion picture or other Audio-Visual Production remake, prequel, sequel or spin-off of the Play or of the picture or other Audio-Visual Production made therefrom shall not be a basis for Producer deeming himself aggrieved; and in no event shall Producer have any recourse, in law or in equity, against any purchaser or lessee of such rights, or against anyone claiming thereunder, or against the Negotiator, the Guild, or others who voted for the selection of the Negotiator.

SECTION 13.04 **Revues.** A separate song or sketch from a revue may be disposed of for Audio-Visual Production rights purposes only at the expiration of 18 months after the end of Producer's rights to present the Play hereunder. Author shall give Producer notice of such proposed disposition. If Producer, within 5 days after notice to him thereof, objects thereto, then the approval of the Theatrical Conciliation Council hereof shall first be obtained before such disposition can be made. Unless otherwise agreed among those constituting Author, Author's share of the proceeds (after deduction of Producer's share, if any is owing) shall be participated in only by the authors of the song or sketch so disposed of.

SECTION 13.05 **Rights in Case of New Producer.** (a) If the Audio-Visual Production rights have not been disposed of within 5 years after the date on which Producer has Vested in the Territory, and if a third party presents Revival Performances commencing after said 5-year period, then the compensation which Producer shall be entitled to receive from Author's disposition of rights in Audio-Visual Productions as provided in *SECTION 11.03(c)* herein shall be reduced in the following manner provided that Author pays the amount of such reduction to the producer of the Revival Performances: if the producer of such Revival Performances presents at least the same number of First Class Performances and at least the same number of Second Class Performances (counted separately) as Producer, Producer's share of Audio-Visual Production rights proceeds earned after the date on which such performances are equalled shall be reduced by 25%; if the number of First Class and the number of Second Class Performances (counted separately) presented by the Producer of the Revival Performances exceeds by more than 150% the number of each such class of Performances presented by Producer, Producer's share of Audio-Visual Production rights proceeds earned after the date on which the number of Producer's Performances (of both classes) are so exceeded, shall be reduced by 50%; if neither of the foregoing occurs, then Producer's share of such proceeds shall remain unchanged.

(b) The foregoing reduction in Producer's share of Audio-Visual Production rights proceeds may occur only once, regardless of the number of producers presenting Revival Performances.

SECTION 13.06 **Defaults by Producer.** (a) If Producer is in default to a member of the Guild in the payment of compensation or other monies accruing from the production of the Play, the Guild may file with Producer and the Negotiator a memorandum to that effect, and the Negotiator shall thereupon withhold from Producer's share of Audio-Visual Production proceeds, the amount stated in such memorandum and shall forthwith notify Producer in writing thereof. Unless Producer demands arbitration thereon within 10 days after Producer's receipt of such notice, the Negotiator shall make payment to Author of the amount shown to be due in such memorandum.

(b) If Producer shall have furnished a bond, and the Guild shall have drawn on such bond because of Producer's defaulted obligations on the Play, and Producer shall have failed to replenish the bond after notice and demand according to its terms, the Guild may file with Producer and the Negotiator a memorandum to that effect, stating the amount so to be replenished, and the Negotiator shall thereupon withhold from Producer's share the amount stated in such memorandum, and shall forthwith notify Producer in writing thereof. Unless Producer demands arbitration thereon within 10 days after Producer's receipt of such notice, the Negotiator shall make payment to Author of the amount shown to be due in such memorandum.

(c) In either case, if arbitration is demanded, the Negotiator will hold the amount in question until the arbitration award is rendered and final and shall then pay such amount in accordance with the final award.

SECTION 13.07 **Prior Disposition of Audio-Visual Production Rights.** If Author shall have sold any of the Audio-Visual Production rights in the Play to Producer prior to entering into this Contract, then Author and Producer may not enter into this Contract until one year following the date of the agreement for the disposition of such Audio-Visual Production rights.

ARTICLE XIV
AGENTS

SECTION 14.01 **Employment of Agent/Commissions.** Author may employ an agent for the disposition of rights in the Play. The commission of such agent shall not exceed 10% of the amounts received from such dispositions except for Amateur Performances, for which the commission shall not exceed 20%. The commissions paid to such agents may be deducted from the proceeds of any disposition in which Producer shares before payment is made to Producer (except for Cast Album proceeds payable hereunder to Producer from which no commission shall be deducted and except in relation to motion picture uses from which the commissions may be deducted only if Producer has consented to the agent's representation of Producer as provided in SECTION 14.02 herein).

SECTION 14.02 **Producer's Consent to Agent for Sale of Motion Picture Rights.** If Producer has not consented to the agent's also representing Producer with respect to motion picture uses, the agent's commission with respect thereto shall not exceed 10% of the proceeds of such disposition to which Author is entitled after payment of Producer's share, and shall be deducted only from Author's share of such proceeds. If Producer shall consent to the agent's also representing him, then the agent's commission shall not exceed 10% of the proceeds of such disposition and shall be deducted from such proceeds before payment is made to Producer. In either case, the agent's commission for motion picture uses shall be reduced in accordance with the provisions of SECTION 12.07 herein.

SECTION 14.03 **Restrictions in Appointments.** In no event shall Author appoint Producer, or any corporation in which Producer has an interest, or any employee of Producer, or the attorney for Producer, or a member of a firm of attorneys representing Producer, as Author's agent or representative. No Author's agent or officer, directing head or employee of an agent shall, with respect to the Play, act in the dual capacity of agent and producer (the word "producer" as used in this SECTION shall include any person having executive direction or any stock interest in Producer, if a corporation, or who is one of the general partners of any partnership, general or limited) in connection with this Contract; and if he does so act, his agency shall be abandoned insofar as the Play is concerned, and he shall not be entitled to collect or receive any monies or commissions in connection with this Contract.

SECTION 14.04 **Payments.** All monies derived from the disposal of rights in the Play shall be paid to Author's agent, but only if the agent is the Dramatists Play Service, Inc., or is a member in good standing of the Association of Authors' Representatives, Inc. Otherwise such monies shall be paid to the Guild which shall pay such monies directly to Author, agent and Producer as their respective interests shall appear.

SECTION 14.05 **No Deductions Other Than Agent's Commissions.** Neither Author nor Producer shall make any claim for commissions in connection with any disposition of the Play for any purpose; nor shall Producer be reimbursed by Author for any expenses or disbursements claimed by Producer unless Author, prior to the expenditure thereof, shall have agreed upon the repayment of such disbursements in writing and such agreement has completed the Certification Procedure described in *ARTICLE XVI* herein.

ARTICLE XV
THEATRICAL CONCILIATION COUNCIL

SECTION 15.01 **Theatrical Conciliation Council.** The Theatrical Conciliation Council ("*Council*"), an association of professionals in the theatre industry, shall meet for the purposes and at the times set forth in this Contract and at any other time, at the request of Author or Producer, to consider questions and problems that may arise from time to time during the term of this Contract (including without limitation any issue which may arise under *SECTIONS 4.02(d), 5.07, 8.10* and *9.03(e)* herein). Each submission to the Council shall be made in a writing describing the matter to be considered with a copy thereof sent to the other party to this Contract.

SECTION 15.02 **Membership of Council.** The Council shall be comprised of two groups of members, i.e., Author Members and Producer Members. Author Members shall consist of playwrights, who have had First Class Performances of at least one of their plays produced in New York City, and the executive director of the Guild. Producer Members shall consist of theatrical producers and/or theatre owners or operators, who have produced or presented First Class Performances of at least one play in New York City, or executive directors (or other persons holding similar positions) of theatrical producer/owner-operator organizations.

SECTION 15.03 **Members of Council.** The members of the Council shall be those persons listed in EXHIBIT A attached hereto.

SECTION 15.04 **Replacement of Members.** If a member of either group resigns, is removed in accordance with the by-laws of the Council, or otherwise becomes unable to perform his services, a new member, meeting the qualifications set forth in *SECTION 15.02* herein, shall be chosen by a majority of the remaining members of such group.

SECTION 15.05 **Action by Council.** Any decision or other action by the Council, as contemplated by this Contract, shall require a majority vote of all members voting in person at a meeting at which no less than and no more than 5 members of each group are in attendance. If this Contract provides, or if the parties have agreed in writing, that the decision of the Council shall be binding on the parties, then if the 10 members referred to above cannot be assembled within 7 days after the Council has received written notice of the matter to be considered, the matter may be submitted to arbitration by either Author or Producer in accordance with the provisions of *ARTICLE XX* herein. If the 10 members of the Council are assembled in a timely manner but cannot reach a decision within 7 days after all parties have presented their arguments in support of their positions, then, prior to adjourning the meeting, the Council shall select, by majority vote of those members present, a disinterested third party to resolve the dispute. If a majority of such Council members cannot agree on such third party, then the matter may be submitted to arbitration by either Author or Producer in accordance with the provisions of *ARTICLE XX* herein.

SECTION 15.06 **Binding Nature of Council Decisions.** If this Contract provides, or if the parties have agreed, in *ARTICLE XXII* or elsewhere in writing, that the decision or other action of the Council on a particular matter shall be binding on the parties, then once such matter is decided or action taken by the members constituting the Council on the date of such decision or action, neither of the parties hereto may resubmit the same matter to the Council at a later date for any reason including, without limitation, that the membership of the Council has changed.

SECTION 15.07 **Members of Council Held Harmless.** Producer and Author each represents and covenants (a) that neither of them will directly or indirectly undertake or threaten to undertake any claim, action or proceeding of any kind against any Council member in connection with the action or inaction of any such person in his capacity as a member of the Council or the Joint Review Board (as defined in SECTION 16.06 herein) and (b) that Producer and Author will hold each Council member harmless from any liability in connection with such actions or inactions.

ARTICLE XVI
CERTIFICATION PROCEDURE

SECTION 16.01 **Submission of Contract to the Guild.** For the purposes of this ARTICLE, the term "Contract" shall include this Contract and any written amendment thereto. On the first business day following the full execution of this Contract, Author shall commence the "*Certification Procedure*" described in this ARTICLE by submitting two copies of the Contract to the Guild in order to obtain the Guild's opinion as to whether this Contract, as signed, conforms with or is reasonably equivalent to (as described below) the form of Approved Production Contract.

SECTION 16.02 **Standards for Certification.** If this Contract, as signed, does not modify any of the provisions of the APC, the Guild shall certify that this Contract conforms therewith. If, however, this Contract, as signed, does modify any of the provisions of the APC, the Guild shall certify that this Contract is reasonably equivalent to the APC only if:

(a) the modifications are reasonably necessary to counterbalance or neutralize special circumstances relating to or arising from the nature of the Play or its contemplated production, which circumstances could reasonably be expected to affect materially Producer's ability to (i) finance the Play, or (ii) return to investors their capital contributions within a period then prevailing for other productions of similar size and type, or (iii) obtain all the benefits to be accorded to Producer as contemplated by the APC; or

(b) the modifications consist of an increase in the 6% Post-Recoupment Royalty otherwise payable to Author under the APC, in exchange for

(i) a reasonably equivalent reduction or elimination of the Advance otherwise payable to Author under the APC and

(ii) an increase in the Post-Recoupment Royalty adjustment factor from 115% to 120% of Weekly Breakeven.

SECTION 16.03 **Response from Guild.** Within 10 business days following the full execution of this Contract, the Guild shall notify both Author and Producer of its opinion by sending each of them either:

(a) one copy of this Contract bearing the Guild's signature thereby certifying that, in the opinion of the Guild, this Contract conforms with or is reasonably equivalent to the APC; or

(b) a letter advising that it is the Guild's opinion that this Contract neither conforms with nor is reasonably equivalent to the APC. Such letter must specify the reasons for the Guild's opinion and shall contain suggested revisions, which shall be set forth in detail and which would, in the Guild's opinion, make this Contract reasonably equivalent to the APC. This Contract shall automatically terminate 10 business days following the receipt by Producer of the Guild's letter unless, prior to the expiration of such 10-business-day period, one of the following events occurs:

(i) Producer sends the Guild a copy of this Contract to which is affixed a copy of the Guild's letter signed by both Author and Producer, thereby indicating their agreement with the suggested revisions, in which case this Contract as so revised shall thereupon be deemed to have been certified by the Guild as being reasonably equivalent to the APC; or

(ii) Producer submits this Contract and the Guild's letter to the Joint Review Board (as defined in SECTION 16.06 herein) in which case this Contract shall continue in full force and effect, as signed, and the provisions of *SECTION 16.05* herein shall be applicable; or

(iii) Producer sends the Guild a letter signed by both Author and Producer amending this Contract to eliminate the automatic termination provisions contained in this *SECTION 16.03(b)*, in which case this Contract shall continue in full force and effect, as signed, notwithstanding the lack of certification. The signing of such letter by Author will be considered by the Guild as the tendering of Author's resignation from the Guild, which the Guild may accept.

If this Contract shall automatically terminate due to the operation of this *SECTION 16.03(b)*, Author shall immediately return all Option Payments received from Producer, less a sum equal to the pro-rata portion of the Option Payment allocable to that portion of the Option Period measured from the Effective Date of this Contract through the date of termination, which sum may be retained by Author.

SECTION 16.04 **Guild's Failure to Respond.** If the Guild fails to send Author and Producer one of the foregoing responses within the applicable 10-business-day period, the Guild shall be deemed to have certified that this Contract is in conformity with or reasonably equivalent to the APC.

SECTION 16.05 **Submission of Contract to Joint Review Board.** If Producer or Author does not agree either with the Guild's suggested revisions or with the Guild's opinion that this Contract neither conforms with nor is reasonably equivalent to the APC, and if Producer and Author do not send the Guild the letter referred to in *SECTION 16.03(b)(iii)* herein, then, in order to prevent the termination of this Contract pursuant to the terms of *SECTION 16.03(b)* herein, Producer shall submit this Contract and the Guild's letter to the Joint Review Board (as described in SECTION 16.06 herein) within the applicable 10-business-day period. The Joint Review Board, in making its determination as to whether this Contract conforms with or is reasonably equivalent to the APC, will apply the Standards for Certification set forth in *SECTION 16.02* herein. Within 10 business days after its receipt of such documents, the Joint Review Board will send to Author, Producer and the Guild a written decision either:

(a) that this Contract, as signed, conforms with or is reasonably equivalent to the APC in which case this Contract shall be deemed to have been certified by the Guild; or

(b) that specific revisions, which shall be set forth in detail by the Joint Review Board in its decision, are required to make this Contract reasonably equivalent to the APC. This Contract shall automatically terminate 10 business days following the receipt by Producer of such decision unless, prior to the expiration of such 10-business-day period, one of the following events occurs:

(i) Producer sends the Guild a copy of this Contract to which is affixed a copy of the decision of the Joint Review Board signed by both Author and Producer, thereby indicating their agreement with the suggested revisions, in which case this Contract as so revised shall thereupon be deemed to have been certified by the Guild as being reasonably equivalent to the APC; or

(ii) Producer sends the Guild a letter signed by both Author and Producer amending this Contract to eliminate the automatic termination provision of this *SECTION 16.05(b)*, in which case this Contract shall continue in full force and effect as signed, notwithstanding the lack of certification. The signing of such letter by Author will be considered by the Guild as the tendering of Author's resignation from the Guild, which the Guild may accept.

If this Contract shall automatically terminate due to the operation of this *SECTION 16.05(b)*, Author shall immediately return all Option Payments received from Producer, less a sum equal to the pro-rata portion of the Option Payment allocable to that portion of the Option Period measured from the Effective Date of this Contract through the date of termination, which sum may be retained by Author; or

(c) that the Joint Review Board cannot reach agreement in which case Author shall have 5 business days, following receipt of the decision, to send Producer written notice that Author rescinds this Contract. If Author does not send Producer notice of rescission within said 5-business-day period, this Contract shall continue in full force and effect, as signed, notwithstanding the lack of certification.

SECTION 16.06 **Joint Review Board.** (a) The "Joint Review Board" shall consist of two persons (and two alternates) chosen from the then current membership of the Theatrical Conciliation Council. Promptly upon the submission of this Contract to the Joint Review Board, the Author Members shall choose one person and one alternate from their group, and the Producer Members will choose one person and one alternate from their group. The alternates may attend meetings of the Joint Review Board, but shall not cast a vote unless the designated member is unavailable to do so. All decisions of the Joint Review Board shall be made by agreement between the Author Member and Producer Member.

(b) The decision of the Board, pursuant to *SECTION 16.05 (a), (b)* or *(c)* herein, shall be final and binding on the Author, Producer and the Guild, subject to the right of Author and Producer to amend this Contract to eliminate the termination provision of *SECTION 16.05(b)*.

SECTION 16.07 **Expedited Review Procedure.** If Producer and Author agree that the review of this Contract contemplated by the foregoing provisions must be accelerated, they may jointly petition the Guild and, if necessary, the Joint Review Board, in writing, to render its opinion as promptly as possible, but in no event later than 5 business days after its receipt of the documents specified above.

SECTION 16.08 **Notices.** All notices and other communications to be given pursuant to the provisions of this *ARTICLE XVI* shall be in writing, addressed to the party receiving the notice at the address indicated at the beginning of this Contract (or such other address as shall have been designated by written notice), and shall be sent only by (a) personal delivery with receipt acknowledged in writing or (b) registered or certified mail return receipt requested. Notices shall be deemed given on the day received (at anytime prior to 5 p.m. on such day) at the address specified for the delivery of notices.

ARTICLE XVII
WARRANTIES, REPRESENTATIONS AND COVENANTS

SECTION 17.01 **Scope of Warranties, Representations and Covenants.** Author hereby makes the following warranties, representations, and covenants with respect to the Play.

(a) Author is the sole and exclusive Author, owner and the copyright proprietor of the Play and of all rights of every kind or nature therein, and Author has the right and authority to enter into this Contract and to grant the rights granted herein.

(b) Author makes such additional warranties, representations, covenants and indemnities, if any, as may be set forth in ARTICLE XXII herein.

ARTICLE XVIII
CLAIMS FOR INFRINGEMENT

SECTION 18.01 **Conduct of Defense.** If any infringement or interference with the rights of any third party is claimed because of the production of the Play, then Producer and Author shall jointly conduct the defense of any action arising therefrom unless either of them choose to engage separate counsel. In no event shall Author be responsible for any material in the Play supplied by Producer. Upon any suit being brought against Author or Producer alone, such person shall promptly inform the other of such fact.

SECTION 18.02 **Expenses of Defense.** If Producer and Author conduct a joint defense of any such third party action, they shall share equally the expenses thereof; however, if Producer or Author engage separate counsel, they shall each bear their own expenses. When Author writes the Play at the request of Producer from material supplied him by Producer and an action is brought on the grounds of plagiarism, then Producer shall defend the action at his own expense and pay all damages that may be found as the result of the plagiarism and pay any judgment rendered against Author on account thereof. If the act or omission upon which any claim is based shall be found to have been caused by either Author or Producer alone, then no part of the expenses shall be paid by the party not at fault, who shall be entitled to all legal remedies that may be available against the party at fault.

ARTICLE XIX
TERMINATION

SECTION 19.01 **Failure to Pay Royalties.** If Producer at any time fails to make any Royalty payment when due (time being of the essence of this Contract) Author may, at Author's option, send Producer written notice to correct such failure or breach within 5 business days after the receipt of such notice. Producer shall either correct such breach within said 5 days or, if Producer disagrees with Author's allegations, Producer shall send Author written notice thereof within said 5 days and either party, or the Guild on behalf of Author, shall immediately submit the dispute to arbitration as provided in *ARTICLE XX* herein. The award of the arbitrator shall require the party losing such dispute to pay the costs of the arbitration plus the prevailing party's reasonable legal fees. If Producer does not, within said 5-day period, correct such breach or send Author the above mentioned notice, or if Producer does send the notice and the arbitrator determines that all or part of such Royalties should be paid and Producer does not make the payments due as required by the award within 10 business days after Producer's receipt of a copy of such award, then all of Producer's rights granted pursuant to this Contract shall cease, terminate and revert to Author upon the expiration of said 5-day or 10-day period, as the case may be, unless the Guild agrees to extend Producer's time to make such payment. If Producer's office or place of business shall be more than 100 miles from the place from which the notice is sent, then the notices set forth in this SECTION shall be sent by wire communication.

SECTION 19.02 **Failure to Produce Play/Improper Assignment.** All rights granted to Producer under this Contract shall terminate automatically and without notice if Producer: fails to produce the Play within the time and in the manner provided in *SECTION 1.03* herein; or fails to Vest prior to the expiration of Producer's production rights hereunder; or fails to make any Option or Advance Payment when it becomes due; or if Producer assigns the rights herein except as permitted in SECTION 21.01.

SECTION 19.03 **Effects of Termination.** If the rights of Producer to present the Play shall cease and terminate in the manner provided in this ARTICLE, Producer shall immediately cease dealing with the Play in any manner and shall forthwith return to Author all literary materials relating to the Play which are in Producer's possession or control, except that Producer may retain one copy of such materials, but not for commercial use or sale. To the extent that termination occurs due to Producer's failure to make any Advance Payment to Author, Author shall retain all Option and Advance Payments made to date.

ARTICLE XX
ARBITRATION

SECTION 20.01 **Obligation to Arbitrate.** (a) Any claim, dispute, or controversy arising between Producer and Author under or in connection with or out of this Contract, or the breach thereof, shall be submitted to arbitration pursuant to the terms of this ARTICLE unless Author selects other remedies as permitted by SECTION 7.01 herein or unless otherwise specifically provided in the APC. The Guild shall receive notice of such arbitration and shall have the right to be party to the same. Failure by Producer to pay any amount claimed to be due by Author or by the Guild is evidence of a dispute entitling the claimant to an arbitration. Judgment upon the award rendered may be entered in the highest Court of the forum, State or Federal, having jurisdiction.

(b) All arbitrations shall be conducted in the City of New York before arbitrators selected from the Theatrical Production Arbitration Board herein created and in accordance with the procedures herein set forth except where Author and Producer agree to hold the arbitration outside New York. In such event, the arbitrators shall be selected from the panel of the American Arbitration Association and the arbitration shall be held in accordance with the rules of said Association.

SECTION 20.02 **Theatrical Production Arbitration Board.** The Theatrical Production Board ("***Board***") shall consist of 24 permanent members. 8 shall be chosen by the Guild Council (to be known as the "***Author's Slate***") and 8 by a majority of the Producer Members of the Theatrical Conciliation Council (to be known as the "***Producer's Slate***"). Within 20 days thereafter, a majority of the 16 persons so chosen shall appoint 8 additional persons as public members (to be known as the "***Public Slate***"), provided such persons have never been a member of the Guild or produced a play or owned or operated a theatre. All such persons shall serve until replacement is required as set forth in *SECTION 20.03* herein.

SECTION 20.03 **Replacements.** In the event of the death, resignation, illness, incapacity or unavailability of any member, or if a member of the Public Slate shall produce or have a play produced or become a theatre owner or operator, such member shall be replaced by a temporary or permanent successor to be appointed in the following manner: by the Council of the Guild, if the vacancy is in the Author's Slate; by the Producer Members of the Theatrical Conciliation Council if it is in the Producer's Slate; by a majority of the members of the Author's and Producer's States, jointly, if it is in the Public Slate.

SECTION 20.04 **Rules.** The Board, by a majority vote of all members, shall have full power to establish such rules and procedures as it may deem necessary, not inconsistent herewith. In the absence of such rules, the procedure under this ARTICLE shall be in accordance with the commercial arbitration rules then obtaining of the American Arbitration Association, except as hereinbelow otherwise provided.

SECTION 20.05 **The Complaint.** The party aggrieved, whether Author, Producer or Guild (hereinafter referred to as the "*Complainant*") shall file with the American Arbitration Association 5 copies of a written complaint setting forth the claim, dispute, difficulty, misunderstanding, charge or controversy to be arbitrated and the relief which the Complainant requests. A copy of the complaint shall be mailed by the American Arbitration Association to the party complained against (hereinafter referred to as the "*Respondent*") and another to the Guild, if the Guild is not the Complainant.

SECTION 20.06 **The Answer.** The Respondent shall, within 8 days of the mailing to him of the complaint, file 5 copies of a written answer with the American Arbitration Association and the American Arbitration Association shall mail one copy to the Complainant and another to the Guild, if the Guild is not the Complainant. Where the copy of the complaint is maded to a Respondent at an address more than 500 miles from New York, he shall have 3 additional days to file his answer. If no written answer is filed within such period, the Respondent nevertheless will be deemed to have entered a general denial of the allegations of the complaint.

SECTION 20.07 **Participation by the Guild.** The Guild may file a complaint and demand arbitration, with or without Author's consent; and Author, in such event, shall be a party to the arbitration, and shall not discontinue the arbitration without the consent of the Guild.

SECTION 20.08 **Selection of Arbitrators.** (a) Author, or the Guild, if it has initiated the arbitration, shall appoint one arbitrator from the Author's Slate and Producer shall appoint one arbitrator from the Producer's Slate. These two arbitrators shall be appointed within 10 days from the date of the mailing of the complaint to the Respondent.

(b) If either the Author or the Producer fails to appoint an arbitrator within 10 days after the mailing of the complaint as aforesaid, then such appointment shall be made promptly from the Author's Slate by the Guild and from the Producer's Slate by the American Arbitration Association. If the Guild initiated the arbitration and fails to appoint an arbitrator within said 10-day period, then such appointment shall be made from the Author's Slate by the American Arbitration Association.

(c) Immediately after the appointment of the aforesaid 2 arbitrators, the third arbitrator shall be appointed within 5 days by the 2 arbitrators to be chosen from among the persons on the Public Slate. The American Arbitration Association shall appoint from members of its panels any arbitrator or arbitrators required where for any reason appointment has not been made from the Slates herein provided for.

SECTION 20.09 **Power of Arbitrators.** The arbitrators are empowered to award damages against any party to the controversy in such sums as they shall deem fair and reasonable under the circumstances, to require specific performance of a contract, to grant any other remedy or relief, injunctive or otherwise, which they deem just and equitable. The arbitrators are also empowered to render a partial award before making a final award and grant such relief, injunctive or otherwise, in such partial award as they deem just and equitable. Subject to the provisions of *SECTION 19.01* herein, the arbitrators shall determine and indicate in their written award by whom and in what proportion the cost of arbitration shall be borne.

SECTION 20.10 **Special Arbitration.** If the Author or Producer demands an immediate arbitration upon a complaint by either alleging violation of *SECTION 1.02(c)* or *SECTION 8.01(a)* or *(b)* and 5 copies of the complaint are filed with the Guild at any time after 10 days before the date for which rehearsals have been scheduled, the arbitration procedure outlined in this ARTICLE shall be accelerated as follows:

(a) The arbitration hearing shall be held within 3 days after the filing of the complaint.

(b) The complaint shall be delivered or telegraphed to the Respondent by the American Arbitration Association. The Respondent must file 5 copies of his answer with the American Arbitration Association within 24 hours thereafter.

(c) The name of the arbitrator appointed by the Complainant shall be set forth in the complaint and the name of the arbitrator appointed by the Respondent shall be set forth in the answer. If either person so named shall be unavailable a substitute shall be forthwith named by Author or Producer, as the case may be. The third arbitrator shall be appointed by the persons so selected within 24 hours after the receipt of the answer by the American Arbitration Association. The American Arbitration Association shall appoint from members of its panels any arbitrator or arbitrators required where for any reason appointment has not been made from the Slates herein provided for.

ARTICLE XXI
MISCELLANEOUS PROVISIONS

SECTION 21.01 **Assignability of Rights.** Except as provided below, neither this Contract nor the rights granted herein to Producer shall be licensed or assigned by Producer without his first having obtained the consent in writing of the Author. Notwithstanding the foregoing, Producer may, without Author's consent, license or assign this Contract or any of the rights contained herein to a corporation, partnership or other entity of which any person comprising Producer is a controlling party or controlling shareholder or has a controlling interest, provided that any licensee or assignee shall assume all of the obligations of this Contract and that Producer shall remain personally liable for the fulfillment thereof in the same manner as though no such license or assignment had been made. A copy of any such license or assignment shall be filed with the Guild.

SECTION 21.02 **Obligations to Not-for-Profit Theatre Organizations.** Notwithstanding the provisions of *SECTION 11.04* herein, with respect to amounts owed to a not-for-profit theatre organization which has presented the Play prior to Producer's production hereunder, where such amounts are measured as a percentage of Subsidiary Rights income or Gross Weekly Box Office Receipts (or both), Producer and Author shall share such payments in the following manner:

(a) Subsidiary Rights income payments of up to 5% of 100% of such income shall be shared by Producer and Author in the same percentages as they share in such income;

(b) Gross Weekly Box Office Receipts payments of up to 1½% shall be shared equally by Producer and Author.

SECTION 21.03 **Inspection of Contracts.** Author and Producer shall each have the right to inspect contracts entered into by the other if such contracts would affect the inspecting party's financial interest hereunder.

SECTION 21.04 **Equal Employment Opportunity.** Author and Producer agree, that in connection with the presentation of the Play, they will promote equal employment opportunities in consonance with the artistic integrity of the Play.

SECTION 21.05 **Non-Applicability of APC.** The APC shall not apply to any agreement relating to the purchase of rights in the Play made on the basis such that no part of the consideration is contingent upon the production of the Play upon the speaking stage in the Territory.

SECTION 21.06 **Notices.** All notices given pursuant to this Contract shall be in writing and delivered either in person, by wire communication or by registered or certified mail, return receipt requested, to the party being notified, at the address first above written (or such other address as may be designated by written notice). A copy of all notices shall be sent (at the same time and in the same manner as the original notice is sent) to the Guild and to the persons, if any, specified in ARTICLE XXII herein. Unless specified to the contrary herein, notices shall be deemed given on the day received (at any time prior to 5 p.m. on such day) at the address specified for delivery of such notices.

SECTION 21.07 **Proof of Execution.** In making proof of the execution of this Contract or of any of the terms hereof, for any purpose, the use of a copy of this Contract filed with the Guild shall be sufficient provided that at any time after 2 years from the Effective Date, there may be produced from the files of the Guild, in lieu of the copy of this Contract originally deposited therein, a microfilm of said copy.

SECTION 21.08 **Counting of Business Days.** Whenever this Contract provides for the measurement of time by the passage of "***business days***", Saturdays, Sundays and legal holidays in the Territory, and if applicable in any Additional Territory, shall not be counted. If such measurement is made in "***days***", then only such legal holidays shall not be counted.

SECTION 21.09 **Binding Nature of Contract.** This Contract shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors in interest and permitted assigns, but shall be effective only after having completed the Certification Procedure set forth in *ARTICLE XVI* herein.

SECTION 21.10 **Changes in Writing.** This Contract may not be amended and no amendment will be effective unless the amendment is reduced to writing, signed by the parties hereto and has completed the Certification Procedure set forth in *ARTICLE XVI* herein. This Contract may not be amended orally under any circumstances. Any attempted oral amendment of this Contract shall be null and void and of no legal effect.

SECTION 21.11 **Permissible Variation in Certification Procedure.** (a) If the following two conditions exist at the time this Contract is presented to the Guild for Certification, the Guild reserves the right to certify this Contract regardless of the terms contained herein:

(i) this Contract is entered into with a producer who has, after the date of the promulgation of the APC's, entered into a contract (or amendment of such a contract) for the presentation in New York City of First Class Performances of a play written by an author who, at the date of signing such contract (or amendment) was a member of the Guild, and

(ii) on the date of signing this Contract, such prior contract (or amendment) has not been determined by either the Guild or the Joint Review Board to conform with or to be reasonably equivalent to the APC (other than by reason of the Guild's failure to respond timely, as provided in SECTION 16.04 herein, or the Joint Review Board's inability to reach a decision).

In such case, the Guild's decision to certify under the foregoing circumstances shall be final and unreviewable by the Joint Review Board, and the provisions of SECTION 16.05 herein shall not apply to that certification.

(b) The foregoing provisions of this SECTION shall not apply if the prior contract (or amendment) was not in conformity with or reasonably equivalent to the APC due to, in whole or in part, the existence of provisions which were less favorable to the producer than those contained in the APC.

SECTION 21.12 **Severability.** Should any part, term or provision of this Contract be decided by the courts to be in conflict with any law of the state where made or of the United States, the validity of the remaining parts, terms or provisions shall not be affected thereby.

SECTION 21.13 **Applicable Law.** Unless the parties specify to the contrary in *ARTICLE XXII* herein, this Contract shall be governed by and construed in accordance with the substantive laws of the State of New York without reference to rules regarding the conflict of laws.

SECTION 21.14 **Counterparts.** This Contract may be executed in several counterparts and all counterparts so executed by all the parties hereto and affixed to this Contract shall constitute a valid and binding agreement, even though all of the parties have not signed the same counterpart. The Guild's certification of this Contract, pursuant to the Certification Procedure described in *ARTICLE XVI* herein, shall be affixed to any one of the counterparts signed by Producer.

SECTION 21.15 **Headings and Captions.** The headings and captions of the ARTICLES and SECTIONS of this Contract are inserted for convenience only and shall not be used to define, limit, extend or describe the scope or intent of any provision herein.

SECTION 21.16 **Pronouns.** Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

ARTICLE XXII
ADDITIONAL PRODUCTION TERMS

(Producer and Author may add to this Contract certain additional terms provided that such terms do not conflict with or modify any of the provisions of this APC unless such provisions of the APC expressly permit modification in this ARTICLE. Examples of acceptable additional terms are the following: Rights to Present Developmental Productions; Rights to Present LORT Productions; Revised Definition of Completed Play; Author's Billing Credits to the extent permitted by Section 8.10 herein; Cast Album Provisions; Music Publication Provisions; Orchestral Score Ownership; Choice of Producer's Alternative III; Increase in Post-Recoupment Royalties to the extent permitted by Section 16.02(b) herein; Author's Travel Expenses; House Seats; Special Arrangements Among Persons Comprising Author; Merger of Rights; Royalty Adjustments for Repertoire Performances; Persons to Whom Copies of Notices Should be Sent; and Agency Clause. Modifications in the terms of the APC may also be made in order to counterbalance or neutralize special circumstances as described in SECTION 16.02 herein.)

SECTION 22.01 **Division of Payments.** The division of payments hereunder among those persons comprising Author shall be as follows:

Author	Payment Share
Bookwriter	%
Composer	%
Lyricist	______ %
	100%

Signature Page For Approved Production Contract For Musical Plays
For the Play Entitled

____

IN WITNESS WHEREOF, each of the parties has signed this Contract as the Effective Date of this Contract.

Producer(s)*	Date of Signing	Author(s)	Date of Signing
__________	_____	__________ Bookwriter	_____
__________	_____	__________ Composer	_____
__________	_____	__________ Lyricist	_____

This Contract is Certified by the Guild in accordance with the provisions of *ARTICLE XVI* herein.

THE DRAMATISTS GUILD, INC.

By ______________________________

Date of Signing ________________________

(If Producer is a corporation, the following must be signed by the person or persons in control thereof, i.e., the person or persons (a) owning or controlling a majority of its stock or a majority of its voting stock; or (b) using their name as part of the corporate title; or (c) rendering services in connection with the Play as Producer; or (d) whose name is included in publicity, advertising or programs as Producer or co-Producer of the Play.)

In consideration of the execution of this Contract by Author, the undersigned (if more than one, then the undersigned jointly and severally) hereby agrees to jointly be liable with Producer for the full performance of each and every covenant and provision of this Contract on Producer's part to be performed including, but not limited to, the payment of all monies due Author hereunder.

____

____

* Where the Contract is signed by a corporate Producer, the officer signing should state his office and the corporate seal should be affixed. Where the officer signing for the corporation is other than the President, a certified copy of a resolution should be furnished showing the authority of said person so to sign.

Where this Contract is signed by a partnership, all the general partners must sign and the partnership name should also be stated.

EXHIBIT A

MEMBERS OF THE THEATRICAL CONCILIATION COUNCIL

<u>Author Members</u>	<u>Producer Members</u>
James Goldman	Tyler Gatchell
Garson Kanin	Bernard B. Jacobs
Arthur Kopit	Marvin Krauss
David E. LeVine	James M. Nederlander
Terrence McNally	Robert E. Nederlander
Stephen Sondheim	Harvey Sabinson
Peter Stone	Gerald Schoenfeld

EXHIBIT B

Instructions to the Negotiator
Procedure to Be Followed in the Sale or Lease of Plays for Motion Picture Production

It is recognized that with regard to the procedure to be followed in the disposition of motion picture rights to plays, theatrical productions are divided into two groups, those completely or substantially financed by motion picture producers and those not so financed (herein referred to as "financed independently of the motion picture industry"). The distinction takes on significance where the disposition of motion picture rights is concerned. The significance lies in the fact that the producer who has motion picture backing (by reason of financial, employment or other contractual relations) occupies a dual position. He is both buyer and seller. As a result of this dual role, it is impossible for him, however strict and unexceptionable his conduct, to escape criticism. This duality does not exist, however, for the producer whose production is financed independently of the motion picture industry. You should bear this distinction in mind in carrying out your duties. It is suggested that you request every producer to make a voluntary disclosure to you of any relationship that he may have which conflicts with the basic relationship of being jointly interested with Author in the proceeds of motion picture monies.

The same possibility of conflict of interests may exist with respect to the disposition of any other Audio-Visual Production rights the proceeds of which are shared by the producer of the stage production. The principles set forth in this Exhibit shall apply as well, to the extent practicable, to the disposition of such rights and all references contained herein to the term "motion pictures" shall also be deemed to refer to Audio-Visual Productions where the context and industry practices appear to the Negotiator to warrant it.

I Plays Produced by Producers Independently of Motion Picture Backing

You will offer Producer full opportunity to satisfy you that he is certain of his own knowledge that neither all nor any substantial part of his financial backing is directly or indirectly derived from any motion picture producer. You will not, in this connection, be required to exact any onerous legal proof of Producer, but will rely on your own best judgment, remembering, however, that the burden of proof is on Producer. In the event of Producer's electing to take advantage of this opportunity and of his satisfying you that no substantial part of the financing of the Play was derived from the motion picture industry, it is recognized that his interest in securing the highest price, or the best conditions of sale, or both, is identical with that of Author and that it is to Author's advantage to have the constant benefit of Producer's advice and experience throughout the negotiations of the motion picture rights to the Play.

In the event of Producer's refusal or failure to satisfy you as above, you will decide all questions of his participation in negotiations according to your own best judgment. As provided in *SECTION 13.03* of the APC, you are not to be in any way liable for the exercise of discretion.

The Producer having Vested in the Territory, you shall, upon request of either Author (or his agent) or Producer, call a conference between Author (or his agent), Producer and yourself to the end of fixing a price at which the Play may be offered for sale for motion picture purposes; and shall thereafter offer the Play for such sale at the price established.

If at any time during the negotiations for the sale or lease of the Play it is, in your opinion or in the opinion of either Author (or his agent) or Producer, advisable either to reduce or to raise the price at which the Play is to be held for sale, you will again call for a conference for the establishment of a new price. At no time shall the holding price of the Play be changed in either direction without affording Author and Producer full opportunity to confer. Any offer received by you must be forthwith communicated to Author, or his agent, and Producer.

It is desirable that the sales price shall be mutually satisfactory to both Author and Producer. In the event Author decides to accept a definite offer which is unsatisfactory to Producer then, except in the event of the contingency provided for in the second succeeding paragraph, the following procedure shall be followed: You shall forthwith advise Producer by telegram of the price, method of payment and release date. This offer may be accepted by you unless Producer shall, within 2 business days after receipt of the notice, advise you by telegram that the offer is rejected, giving his reasons therefor. If Producer rejects the offer he shall have a period not to exceed 5 business days from the date of the notification from Producer above referred to in which to submit to you a definite "better offer" which shall mean an offer (a) from a party of financial standing capable of making the payments set forth in the offer at the respective times therein provided for, (b) for a price in excess of that contained in the offer which Author is willing to accept, and (c) on other terms at least as favorable to Author as those contained in the offer which Author is willing to accept.

If within the prescribed period of time Producer brings in a "better offer", such offer shall be accepted. If, however, the "better offer" is from Producer or an entity in which Producer has any financial or other interest, Producer shall so notify the Author of such offer specifying the price, method of payment and release date. The Author shall then have 10 business days from receipt of Producer's notice to try to obtain a "better offer" by offering the Play in the open market with the Producer's offer as a minimum. If within the prescribed period of time the Author brings in a "better offer", such offer shall be accepted, unless the Producer gives notice within one business day after receipt of Author's notice of an intention to make a higher bid, which shall be made within 2 business days after receipt of Author's notice. This bidding procedure may continue indefinitely until the highest acceptable offer is received. In the event Author and Producer do not agree as to whether or not the offer brought in by Producer is (a) from a party of financial standing capable of making the payments set forth in the offer at the respective times therein provided for, (b) for a price in excess of that contained in the offer which Author is willing to accept, (c) on terms at least as favorable to Author as those contained in the offer which Author is willing to accept, and (d) from an entity in which Producer has no financial or other interest, then it is agreed as follows:

You shall have the right in your sole discretion (i) to determine said issue or (ii) to request the American Arbitration Association to appoint two persons who, together with you, will constitute the arbitrators to determine said issue. If you by reason of your relationship with either Author or Producer or for any other reason whatsoever, occupy a position as a result of which you may not be able unbiasedly to determine said issue then, if requested by either Author or Producer or on your own volition, you shall request the American Arbitration Association to appoint three persons who, without you, will constitute the arbitrators to determine said issue, which determination shall hereafter also be referred to as a determination under (ii) hereof. The determination by you under the contingency provided for in (i) or the determination of the majority of the three persons referred to in (ii) shall be binding and conclusive upon Author and Producer. In the event alternative (ii) is adopted, the arbitration shall take place on two days' notice, Sundays and holidays excluded, and the cost of said arbitration shall be borne by Author and Producer in equal proportion. Except as hereinbefore provided for, the rules and regulations of the American Arbitration Association shall apply to any determination made under alternative (ii) but any determination made under (i) shall be made by you without any formal hearing. You shall have the right to make the decision under alternative (i) except in such situations where, in your uncontrolled determination, the question involved is a close one.

The exception referred to in the second preceding paragraph is as follows: In the event Producer is associated with or employed by a motion picture producer or has been financed wholly or in substantial part by a motion picture producer or an officer thereof, then you shall not be obligated to offer Producer any period in which to bring in a definite offer in excess of that acceptable to Author, but except as aforesaid, the provisions of the foregoing paragraph shall apply.

If at any time during the negotiations for the sale or even after the consummation of the sale you or Author find any reasonable grounds for doubting the veracity of Producer's statement of his financial backing, you or Author shall forthwith report said doubts to the Council of the Guild and either Author or the Guild may then demand an arbitration under the terms of ARTICLE XX of the APC to establish the fact of misrepresentation, if any.

II Plays Financed by Motion Picture Producers in Whole or in Part

The phrase "motion picture backer" as hereinafter employed is construed as describing any film or television producer, subsidiary or affiliate or officer or employee thereof, contributing, in whole or in part, to the financing of the stage production of the Play. The phrase "motion picture backed producer" as hereinafter employed is construed as describing any producer whose production is financed in whole or in substantial part by a motion picture backer, or a producer who has had a past or present executive employment relationship or other significant contractual or business relationship with a motion picture backer.

Such productions fall into three classifications, as follows:

(1) That in which Producer has in writing disclosed to Author, upon signing the APC for the Play, the fact that he is, or desires to be, motion picture financed;

(2) That in which Producer does not make such disclosure upon signing the APC, but makes it before the date of the Play's first full cast rehearsal;

(3) That in which Producer has made no such disclosure at any time but is not, at the time of negotiations for the Play's sale to motion pictures, able to satisfy the Negotiator of his complete independence of motion picture financing.

The object of such classification is to protect the interests of all three parties and to avoid the complications which result from motion picture financing of which Author is not aware.

III Procedure in Case Production Falls Under Above Classification (1)

It is desirable from all points of view that Producer whose production is to be financed by motion picture capital should, prior to the signing of the APC, disclose in writing to Author either the fact of such financing, or his desire or intention to obtain such financing. When such disclosure is made and Author signs the APC, it shall be assumed that Author is satisfied with such financing and you will accord the motion picture backers the protection provided in the following procedure.

The Producer having Vested in the Territory, you shall decide when, in your judgment, acting as Author's representative, a holding price at which the motion picture rights to the Play are to be offered for sale or lease should be fixed and after full consultation with both Producer and Author you will arrange with Author to fix that price.

If the fixing of this price gives you any reason to suspect collusion between the motion picture producer and Author which might operate against the spirit and content of the APC or the interest of

Producer, or Author's best financial interest, you will forthwith report your suspicions to the Theatrical Conciliation Council as a violation of the APC

The price being fixed to your satisfaction, however, you will

(a) Immediately offer the rights at this price to the motion picture backer, with the stipulation that he shall have 2 days in which to accept or reject the price named.

(b) If at the end of said 2 days the motion picture backer does not accept the Play at the price named, then the Play may be offered in the open market with the rejected price as a minimum, and no further opportunity will be given to, or bids received from, the motion picture producer to meet or better any other bids from any other motion picture corporation in excess of the price rejected by him.

(c) If the Play is not sold in the open market at the price named, or better, you and Author may by agreement reduce the holding price one or more times. If you do so, however, the procedure hereinbefore outlined must be repeated.

If at any time following a rejection by the motion picture backer, Author and Negotiator elect to demand of the motion picture backer an offer as evidence of its interest in the property and the motion picture backer does not submit any such offer within one week after receipt of the Negotiator's request to do so, then the Play shall be considered free and clear of any obligation to the motion picture backer which financed it and shall be offered in the open market and no further opportunity will be given to, or bids received from, the motion picture backer to meet or better any other bids from any other motion picture producer in excess of the price rejected by him.

If the motion picture backer does so manifest its interest by making an offer, this offer must be submitted as a fixed sum, or a fixed sum plus a percentage of receipts, together with a summary of the terms of the proposed contract which shall be acceptable to the Negotiator. Author shall by the terms of such offer have one week after receipt in which to give notice as to whether Author accepts or rejects it. If Author rejects it, however, he may still use it as a minimum holding price at which to offer the property on the open market but no bid will be received from the motion picture backer in excess of such holding price. If, however, no offers are received in excess of this holding price, Author may, if he wishes, offer the Play in the open market at a sum at or below the price set by the motion picture backer and rejected by Author. In this instance, however, the motion picture backer will be free to file offers with you in competition with any other motion picture company and no bid from such backer shall be received in such competition in excess of such minimum holding price. But if Author receives a bid from any other motion picture company at the same price as that offered by the backer, the backer's bid (if kept open) shall receive preference, provided that the other terms of the contract offered by the backer are as favorable as those offered by the other motion picture company.

In all cases of such motion picture financed productions, you will at all times keep Author fully informed of all facts relating to sale or lease, including (but not by way of limitation) offers received, steps in negotiation, execution of the contract and consummation of the sale, but you will not reveal any such facts to anyone other than Author and the Guild; and you will particularly caution Author against disclosing any such information to the motion picture backed producer.

IV Procedure Under Classification (2)

When Producer has made no written disclosure of motion picture financing upon signing the APC, but has made it between that date and the date of the first rehearsal of the Play, then Author shall have the right to choose between instructing the Negotiator either to follow the above procedure or instructing him to proceed as in the ensuing paragraph.

V Procedure Under Classification (3)

Where Producer has not at any time in writing disclosed to Author the fact of any motion picture financing, or cannot, at the time of the negotiations for the Play's sale or lease to pictures, satisfy the Negotiator of his independence of motion picture financing, or has received motion picture backing at some time after the date of the first rehearsal and prior to the offering for sale or lease, whether such backing is disclosed or not, then the Negotiator shall use his utmost efforts to secure a competitive open market for the picture rights to the Play without any of the advantages to the motion picture backer as set forth in the above machinery. In such cases Author, of course, will be doubly cautioned against disclosing any offers to Producer.

EXHIBIT C

ALTERNATIVE ROYALTY FORMULA FOR MUSICAL PLAYS

SECTION 22.02. Notwithstanding anything contained in *ARTICLE IV, SECTION 4.02(a), (b)* and *(c)* and the applicable sections of *ARTICLE V* to the contrary and provided that Author and Producer mutually agree thereto, the following alternate Royalty formula shall be selected and shall become effective commencing with the initial first-class out-of-town performance of the Play:

A. *Royalty Adjustment Point "RAP"* shall mean:

(a) Prior to recoupment of Production Expenses, the lower of:

1. 78% of manifest gross;

or

2. $140,000 above breakeven.

(b) After recoupment of Production Expenses, the lower of:

1. 70% of manifest gross;

or

2. $100,000 above breakeven.

B. At "RAP" or above "RAP", Royalties to Bookwriter, Composer and Lyricist will be as follows:

1. *Before Recoupment:*

(a) A combined Royalty of 6% provided that Producer, Director and Choreographer together receive no more than 6% in which case Author's (combined) Royalty will be 6%. The Production entity may receive an additional 1%, without prejudice, provided that the 1% does not go to a General Partner who is *not* a major investor.

(b) If the Producer's, Director's and Choreographer's combined Royalties exceed 6% or 7% (as the case may be), then the Author's 6% Royalty shall be considered a minimum Royalty.

C. Below "RAP", before and after recoupment, Royalties to Bookwriter, Composer and Lyricist will be as follows: Bookwriter, Composer and Lyricist shall receive a share of the Pool based upon the proportion that 6% bears to the total Royalties to the Author, the Producer, the Director and the Choreographer prior to recoupment but not less than 40% of the Royalty Pool.

D. Below "RAP" and provided that the theatre rental will be derived from a share of weekly operating profits, a Royalty Pool (see Paragraph "C" through "K") will exist to be shared by a Bookwriter, Composer, Lyricist, Producer, Director, Choreographer, Underlying Rights Owner and/or Author of original material, Orchestrator, and Designers.

1. If the theatre will not join the profit sharing plan, then the original APC musical formula will prevail.

E. The Royalty Pool shall equal:

1. *Before Recoupment:* The difference between gross weekly box office receipts and weekly operating expense (after the theatre's share and a maximum backers' share of 50% have been deducted), but in no case less than 32%.

2. *After Recoupment:* At least 40% of the difference between gross weekly box office receipts and weekly operating expenses, but in no case less than the backers' share.

F. Bookwriter, Composer and Lyricist shall receive at least 40% of the Pool; *however*, Author's aggregate share of the Pool will never exceed Author's percentage Royalty.

G. Author of an original book (i.e., one not based upon any previously published, produced or copyrighted work) may negotiate a Royalty for such underlying material of up to 1% of weekly gross receipts, which will be presented in the Royalty Pool as 1 point (but exclusive of the combined compensation of the Bookwriter, Composer and Lyricist referred to in "E" above).

H. At or below "RAP", Author (Bookwriter, Composer and Lyricist) will receive in the aggregate $3,000 per week in addition to their share of the Pool, if any (such $3,000 to be included in the calculation of weekly operating expenses).

I. Weekly operating expenses will be contractually capped not later than the first day of rehearsal, but may be adjusted by mutual approval of Author and Producer not later than two weeks after the Official Press Opening.

This cap can thereafter be raised by:

(a) Changes in industry-wide conditions, such as labor contracts, taxes, or insurance;

(b) Costs incurred in replacing members of the cast;

(c) Additional rehearsals;

(d) Television commercials (not including the initial commercial); and

(e) Costs incurred in moving the production to a different theatre.

J. All weeks will be calculated separately except for the four-week period preceding (and including) Christmas week which may be calculated collectively.

K. If pursuant to *SECTION 8.20*, Producer enters into an APC with a replacement Author, then the replacement Author will receive from the Pool an amount equal to the replacement Author's share of the Pool computed on a *pari passu* basis with all of the other Authors.

L. If there is a Developmental production in which contingent compensation is due the Actors for participating in said Developmental production, then such contingent compensation shall be deducted prior to the disbursement of other payments from the Royalty Pool.

EXHIBIT 6.2

Agreement with the General Manager

AGREEMENT made as of the 18th day of February 2010 between CHARLOTTE WILCOX COMPANY L.L.C. (hereinafter referred to as the "General Manager") having a place of business at 1560 Broadway, Suite 409, New York, New York, 10036, and

GODSPELL LLC

(hereinafter referred to as the "Producer") having its offices at

Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, New York 10019

WITNESSETH

WHEREAS, the Producer has basic production rights for and intends to produce a Broadway production of a Play entitled

GODSPELL

(hereinafter referred to as the "Production"), and representing that it has the right to engage a General Manager, and

WHEREAS, General Manager is in the business of managing theatrical productions and desires to be the General Manager of the Production hereinabove described, and

WHEREAS, the Producer desires General Manager to supervise and manage the Production,

NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, it is agreed as follows:

1. The Producer hereby appoints Charlotte Wilcox Company L.L.C. as General Manager and Charlotte Wilcox Company L.L.C. agrees to serve as General Manager of the Production. General Manager will timely and duly perform all those duties and services customarily performed by general managers in the theatrical industry, including:

a) assisting the Producer in administering all routine and customary financial matters with respect to the Production, including the preparation of the production and weekly operating budgets, the remittance of payment of any and all invoices for expenses incurred, supervising and assisting the accounting firm designated to represent the Production (the "Production's

Accountants") in the preparation of a statement of the production costs and weekly operating statements including an itemized accounting of all expenses (whether or not they have been paid);

b) negotiating and administering all contracts with the exception of the agreement between the Producer and author(s) or rightsholder(s) in which the rights to produce the play are granted to the Producer (Rights Agreement) and the agreement between the Producer and the investors, joint venturers, limited partners and/or members, etc., which contains the manner in which the Producer intends to finance the production (Financing Agreement);

c) securing such insurance as is deemed necessary by an outside insurance consultant engaged by the Producer;

d) coordinating performance schedules, price scales, available discounts, group sale/theatre party policies with the theatre owner and the Box Office;

e) coordinatiing the promotional activities of the Press Agent and/or Marketing Consultant, if any;

f) maintaining all necessary records and files of the activities referred to above, as well as the general records of the Production. Upon request of the Producer, all records will be turned over to the Producer at the close of the Production.

g) supervising the take-out, recovery of all bonds and the final accounting statement upon the close of the Production.

2. Subject to consultation with the Producer, the General Manager will select, negotiate the salary for and hire a Company Manager and, for musicals only, an Assistant Company Manager. The Producer will be responsible for the payment of the salaries of said Company Manager and Assistant Company Manager and for all payments, related costs and benefits in connection with the Company Manager and Assistant Company Manager in accordance with the attached budgets and as required by union contracts. Producer shall also be responsible for all costs and expenses incurred by the Company Manager and Assistant Company Manager in furtherance of the Production.

3. In consideration of the services of the General Manager as hereinabove described, Producer shall compensate General Manager as follows:

a) The General Manager shall receive a production fee/salary of $40,000.00,

(i) $ 3,500.00 of which receipt is acknowledged.
(ii) $11,500.00 of which is due and payable upon execution of this Agreement;
(iii) $12,500 of which is due and payable upon the date of the scenery bid session;

(iv) the balance of which is due upon the earlier of completion of the financing of the Production or twelve weeks prior to the first day of rehearsal.

If the Production has not gone into rehearsal by that date which is ten weeks prior to the first anniversary date of this Agreement, but has not been abandoned, the General Manager may receive an additional Production Fee for its services, such additional Production Fee to be negotiated in good faith;

(b) The Manager shall receive a weekly fee/salary of $3,500.00, commencing two weeks prior to the first rehearsal and continuing throughout the entire run of the Production and until four weeks after the Production closes.

(c) If Producer requires General Manager to provide services during a period subsequent to four weeks after the close of the Production, Producer and General Manager shall negotiate in good faith and mutually agree upon a further fee/salary to be paid to General Manager for such services.

(d) There will be no reduction in the weekly fee/salary for any layoff of less than four weeks. In the event of a lay-off of four weeks or more, any reduction in the General Manager's weekly fee/salary shall be negotiated in good faith taking into consideration the work required during the lay-off period.

(e) The General Manager will receive $500.00 per week as an office charge, commencing two weeks prior to the first day of rehearsal and continuing throughout the entire run of the Production and until four weeks after the Production closes.

(f) The General Manager, in addition to all monetary conditions specified in this Agreement, shall receive for its services to the Production a fee equal to one (1 %) per cent of one hundred (100%) percent of the net profits of the Production, as such net profits are defined in the Financing Agreement of the entity formed to produce the Production and/or in the Author's Agreement ("Net Profits"). Such Net Profits will be paid to General Manager at the same time as Net Profits are paid to all other net profit participants, but in no event less than twice per year. In the event an additional company of the Production produced by Producer ("Additional Company") pays a percentage of Net Profits to the Production, General Manager's share of Net Profits from the Production shall not include the sums received by the Production from the Additional Company in respect of Net Profits unless General Manager did not receive a share of Net Profits from the Additional Company.

(g) A portion of the Fee/Salary to be paid to General Manager pursuant to this Paragraph 3 shall, at General Manager's request, (i) be paid as salary to Charlotte W. Wilcox or to employees of Charlotte Wilcox Company L.L.C. and Producer shall be responsible for all payroll taxes on any such salaries; and/or (ii) be paid to Charlotte W. Wilcox or to its employees, as General Manager may elect, under the terms of an ATPAM contract, in which case the

Fee/Salary due Charlotte Wilcox Company L.L.C. under this Paragraph 3 shall be reduced only by the amount of the Fee/Salary paid to Charlotte W. Wilcox or said employees, but Producer shall be responsible for payroll taxes and all other payments, costs, or benefits imposed by the union contract.

4. The General Manager shall be reimbursed by the Producer, upon the proper invoicing of Producer, for all reasonable actual out-of-pocket expenses including, but not limited to coach (business class on flights of more than three hours) travel and living expenses outside of New York City; messengers; long distance telephone calls, but not basic service; duplication (15 cents per copy); ~~weekly charge of $25.00 to cover faxes (not including charges for phone calls which will be billed separately)~~; office supplies specific to the Production; and other miscellaneous expenses incurred on behalf of or in connection with the Production. Any single expense in excess of $250.00 shall be preapproved.

5. The General Manager shall receive billing as follows:

General Management
THE CHARLOTTE WILCOX COMPANY

This billing shall be afforded on Theatre Houseboards and in all Theatre and Souvenir Programs on both the title page and at the head of the Staff List and whenever and wherever any other staff billing appears. General Manager shall be afforded a biography in Theatre and Souvenir programs of a length equal to that afforded to the production personnel.

6. The General Manager may engage in other business activities, including the production and management of plays and production companies, and this Agreement shall in no way be deemed to restrict the General Manager from engaging in any other activities it may desire; provided, however, that General Manager shall devote such time as is necessary for the performance of its functions and responsibilities under this Agreement and in any agreements supplementary hereto.

7. If during the run of the Production on Broadway or within five (5) years after the close of the Production on Broadway, there shall be presented in the United States or Canada a first class (including union Bus and Truck and/or AEA Tier tours) company of the Production other than the Broadway company being presented by the Producer then, as respects each such additional company in the United States or Canada, General Manager shall be engaged by the Producer as the general manager of that subsequent production.

For all subsequent productions of the Play within the scope of this Paragraph, General Manager shall receive a production fee/salary and weekly fee/salary, as well as an office fee and net profit participation, in such amounts as are then customary and standard in the theatrical industry, but in no event less than the production fee/salary, weekly fee/salary, office fee and net profit participation payable to General Manager hereunder in connection with the Broadway production.

All other terms and conditions of Paragraph 3 shall continue to apply for all future companies for which General Manager has the right to serve as General Manager.

For any subsequent non-union production produced by or under lease or license from Producer, Producer agrees to negotiate a fee for General Manager based on the amount of work requested of General Manager on such non-union production.

8. Nothing in this Agreement shall be deemed to create a partnership, joint venture, or similar business relationship between the parties. The parties acknowledge that in all dealings with third parties respecting the Production, the General Manager is acting as the authorized agent of the Producer. All debts, liabilities, costs or expenses incurred by the General Manager arising out of or in furtherance of this Agreement, including but not limited to any and all payments to third parties such as actors and stagehands, musicians, creative staff and all personnel required to mount and maintain the Production; vendors providing goods or services; benefits required by various unions; and the payment of unemployment and withholding taxes and any and all other taxes and governmental obligations (whether Federal, State or Local) related to the Production, shall be solely the responsibility of Producer and General Manager shall have no responsibility therefore.

9. The Producer shall indemnify and hold harmless the General Manager from and against any and all losses, claims, damages, expenses (including reasonable attorneys' fees) and liabilities, including but not limited to, liabilities to third parties and governmental bodies referred to above, resulting from or based upon any action taken by the General Manager in furtherance of this Agreement or at the Producer's direction.

10. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by arbitration in New York City before a single arbitrator with experience in the theatrical industry in accordance with the rules of the American Arbitration Association. Judgment may be entered upon the award in the highest court of the forum, State or Federal, having jurisdiction thereof.

11. This Agreement contains the entire understanding of the parties hereto with respect to the services to be rendered by General Manager and supersedes any prior agreement (oral or written) between General Manager and Producer with respect to the subject matter hereof. The provisions hereof may not be amended, waived, terminated or discharged in any way whatsoever except by subsequent written agreement executed by both parties. A waiver by either of the parties of any of the terms or conditions of this Agreement, or of any breach thereof, shall not be deemed a waiver of such terms or condition for the future, or of any other term or condition hereof, or of any subsequent breach hereof.

12. This Agreement shall be construed and interpreted under the laws of the State of New York applicable to contracts made and to be fully performed in New York, without giving effect to the choice of law or conflicts of laws principles thereof.

13. If any of the provisions of or covenants of this Agreement are hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the provisions of or enforceability thereof, which shall be given full effect.

14. Any approvals, consents or authorizations required hereunder may be made orally or in writing, as suits the convenience of the parties.

15. This agreement is personal to and may not be assigned by Charlotte Wilcox Company L.L.C. to any other party without the consent of Producer.

16. Producer may, by written notice, terminate General Manager for just cause, without compensation to General Manager, except for any fee/salary or expenses then accrued. "Just cause" means in the context of this agreement:

(a) The death of Charlotte Wilcox or her inability to perform her material obligations hereunder by reason of any mental or physical disability for a continuous period of eight (8) weeks or an aggregate period of more than twelve (12) weeks in any twelve (12) month period;

(b) Charlotte Wilcox's conviction of, or entry of a plea of guilty or nolo contendere to a felony;

(c) General Manager's willful misconduct intended to have, and having a material adverse effect, on Producer or the Production;

(d) General Manager's willful and continued failure to use reasonable business efforts to attempt substantially to perform its material duties hereunder after demand for substantial performance is delivered by Producer in a writing that specifically identifies the manner in which Producer believes General Manager has not used reasonable business efforts to attempt substantially to perform its duties.

General Manager may by written notice terminate this Agreement should the Producer fail to capitalize the Production and/or supply the funds necessary to timely meet the expenses of the Production.

IN WITNESS WHEREOF, the parties hereto have executed this agreement the date first above-written.

Charlotte Wilcox Company L.L.C.



By: ______________________



By: ______________________

9024879 V-2

EXHIBIT 10.1

Consent of Berman & Company, P.A.



BERMAN & COMPANY, P.A.

Certified Public Accountants and Consultants

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Offering Circular on Form 1-A (Amendment #6) of our report dated February 17, 2010, on the financial statements of The Godspell, LLC, for the period ended January 31, 2010, included on Form 1-A, herein, and to the reference to our firm under the heading "Experts" in the Offering Circular.

Berman & Company, P.A.
Certified Public Accountants

Boca Raton, Florida
July 19, 2010

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

EXHIBIT 10.2

Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

EXHIBIT 11.1

Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.
ATTORNEYS AT LAW
488 MADISON AVENUE
18TH FLOOR
NEW YORK, NY 10022-5707
www.fwrv.com
TELEPHONE: (212) 935-5500
TELECOPIER: (212) 308-0642

MICHAEL I. RUDELL*°
NICHOLAS GORDON
ELLIOT H. BROWN**
NEIL J. ROSINI°
ROSE H. SCHWARTZ
DANIEL M. WASSER°
KENNETH M. WEINRIB
RICHARD A. BEYMAN
ERIC S. BROWN
JONATHAN A. LONNER*
MATTHEW C. LEFFERTS

HEATHER J. REID
JAKE M. LEVY

JOHN A. VASSALLO
OF COUNSEL

LEONARD FRANKLIN
1938-1995

STEPHEN WEINRIB
1948-1987

* ALSO ADMITTED CALIFORNIA
** ALSO ADMITTED PENNSYLVANIA
° ALSO ADMITTED NEW JERSEY

April 12, 2010

The Godspell LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite 301
New York, NY 10019

Re: The Godspell LLC
Opinion of Counsel as to the legality of 50,000 Units to be offered to the public as part of a Regulation A offering under the Securities Act of 1933, as amended.

Ladies and Gentlemen:

We have acted as legal counsel to The Godspell LLC, a Delaware limited liability company (the "Company"), in connection with the 50,000 membership interests of the Company (the "Units") to be offered to the public pursuant to and on the terms stated in the Company's Form 1-A (the "Form 1-A").

We have examined such corporate records and other documents, including the Form 1-A, and have reviewed such matters of law as we have deemed necessary or advisable for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Units, when issued and paid for in accordance with the terms of the offering as stated in the Form 1-A, will be legally issued, fully paid and nonassessable Units of the Company under the Delaware Limited Liability Company Act, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

We consent to the filing of this opinion as an exhibit to the Form 1-A and to the reference to our firm in the section entitled "Legal Matters" in the offering circular contained in the Offering Statement.

Very truly yours,

Franklin, Weinrib, Rudell & Vassallo, P.C.



311458/2/8399/0014

EXHIBIT 11.2

Opinion of Preti Flaherty Beliveau & Pachios, LLP

PretiFlaherty

July 1, 2010

The Godspell LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite 301
New York, NY 10019

Re: Regulation A Offering Statement

Gentlemen and Mesdames:

As counsel for The Godspell LLC, a Delaware limited liability company (the "Company"), we furnish the following opinion in connection with the proposed issuance (the "Offering") by the Company of investment interests (the "Units").

We have acted as special tax counsel to the Company in connection with its offering of the Units. As such, we have participated in the preparation of the tax related provisions of the Regulation A Offering Statement (the "Offering Statement") to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"). We note that we were not retained to, and did not, participate in the preparation of the Offering Statement generally, the qualification of the Offering for exemption under the Act or registration or exemption from registration of the Offering under the "Blue Sky" laws of any state. This opinion is being furnished in connection with the requirements of Regulation A under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Offering Statement, other than as expressly stated herein with respect to United States income tax matters.

You have requested our opinion as to matters of federal tax law that are described in the Offering Statement. We have also been advised that the Company has not and does not intend to elect to be taxed as a corporation. We are assuming that the offering will be consummated and that the operations of the Company will be conducted in a manner consistent with that described in the Offering Statement. We have examined the Offering Statement and such other documents as we have deemed necessary to render our opinion expressed below.

Subject to the foregoing, it is our opinion, as contained within the Offering Statement, that the Company will be treated as a partnership for federal income tax purposes. Our opinion is based on existing law as contained in the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative rulings and court decisions as of the date of this opinion, all of which are subject to change. Subsequent changes in these authorities may cause the tax treatment of the Company for federal income tax purposes to change.

This will also confirm to you that it is our opinion that the statements of law, legal conclusions, and discussion regarding the material federal income tax consequences expected to arise from ownership of the Company's Units, are accurately described in the Offering Statement under the heading "Tax Considerations." The discussion relates only to individual citizens and

Preti Flaherty Beliveau & Pachios LLP Attorneys at Law

Mailing address: P.O. Box 9546 | Portland, ME 04112-9546 | TEL 207.791.3000 | FAX 207.791.3111 | One City Center | Portland, ME 04101

Augusta Boston Concord Portland Washington, DC Bedminster, NJ www.preti.com

PretiFlaherty

July 1, 2010

Deleted: June 18

The Godspell LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite 301
New York, NY 10019

Re: Regulation A Offering Statement

Gentlemen and Mesdames:

As counsel for The Godspell LLC, a Delaware limited liability company (the "Company"), we furnish the following opinion in connection with the proposed issuance (the "Offering") by the Company of investment interests (the "Units").

We have acted as special tax counsel to the Company in connection with its offering of the Units. As such, we have participated in the preparation of the tax related provisions of the Regulation A Offering Statement (the "Offering Statement") to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"). We note that we were not retained to, and did not, participate in the preparation of the Offering Statement generally, the qualification of the Offering for exemption under the Act or registration or exemption from registration of the Offering under the "Blue Sky" laws of any state. This opinion is being furnished in connection with the requirements of Regulation A under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Offering Statement, other than as expressly stated herein with respect to United States income tax matters.

You have requested our opinion as to matters of federal tax law that are described in the Offering Statement. We have also been advised that the Company has not and does not intend to elect to be taxed as a corporation. We are assuming that the offering will be consummated and that the operations of the Company will be conducted in a manner consistent with that described in the Offering Statement. We have examined the Offering Statement and such other documents as we have deemed necessary to render our opinion expressed below.

Deleted: and intends to comply with the procedures and requirements set forth in the Offering Statement under the heading "Tax Considerations."

Subject to the foregoing, it is our opinion, as contained within the Offering Statement, that the Company will be treated as a partnership for federal income tax purposes. Our opinion is based on existing law as contained in the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative rulings and court decisions as of the date of this opinion, all of which are subject to change. Subsequent changes in these authorities may cause the tax treatment of the Company for federal income tax purposes to change.

This will also confirm to you that it is our opinion that the statements of law, legal conclusions, and discussion regarding the material federal income tax consequences expected to arise from ownership of the Company's Units, are accurately described in the Offering Statement under the heading "Tax Considerations." The discussion relates only to individual citizens and

Flaherty Beliveau & Pachios LLP Attorneys at Law
Address: P.O. Box 9546 | Portland, ME 04112-9546 | TEL 207.791.3000 | FAX 207.791.3111 | One City Center | Portland, ME 04101
Boston Concord Portland Washington, DC Bedminster, NJ www.preti.com

EXHIBIT 12.1

Sales Material

GODSPELL, LLC

Godspell.com Initial Design Concepts Website

The design of the initial Godspell.com website will be simple, with the focus on educating the consumer that a production of *Godspell* will be opening during the 2010-2011 Broadway season.

HOME PAGE

- The home page of Godspell.com will feature a video that will automatically play when the visitor enters the site. The video will be approximately 30 seconds in length, and will feature Stephen Schwartz, the composer of *Godspell*, talking about the musical and the production.

- In addition to the video, there will be two primary "buttons":
  - Buy Tickets
    - This "button" will link to an external ticketing website which will sell tickets to *Godspell.*
    - If tickets are not yet available for purchase, it will link to an internal page that gives more information about when tickets will be available for purchase.
  - Be A Producer of *Godspell*
    - This page will give link to the "Producer Page" detailed below.
- Additional buttons are currently being contemplated and may be added as more information becomes available. Some of these buttons being considered are:
  - Cast information
  - Creatives information
  - Social Networking
  - Press features
  - Etc.

PRODUCER PAGE

- This page will be accessed by a visitor clicking on the "Be A Producer of *Godspell*" link described above.
- This page will feature a letter from the Lead Producer of *Godspell,* Ken Davenport. A draft version of this text is as follows:

[DATE]

Thank you for your interest in joining the *Godspell* producing family.

This fall, thousands of people just like you will make history when they come together to produce the 40th Anniversary production and first ever Broadway revival of *Godspell,* one of the most beloved musicals in the world, written by John-Michael Telebak and Stephen Schwartz (Composer/Lyricist of *Wicked, Pippin*, and others).

Many people have asked me why I have chosen to produce the show in this fashion.

The answer is simple.

To me, *Godspell* is about the creation of a community and I couldn't think of any better way to produce it than by creating a community of its own.

As I'm sure you are aware, participating in Broadway productions is usually something that is only available to a very select group of individuals and at very high investment thresholds.

But now, for the first time in Broadway history, this opportunity is being made available to you*, and at a very low entry point.

Each investment unit is only $100**, and every single investor will have their name listed as an "above-the-title" Producer on a sign outside our Broadway theater, as well as on a website created specifically for our *Godspell* community, for the entire world to see. For those of you interested in investing more than the minimum, additional perks including opening night tickets, merchandise and more are available.

To learn more about this unique and historical theatrical event, please click here. (will link to "Questionnaire Page" detailed below) Please know, this is a very limited offer.

I look forward having you as part of our *Godspell* community, and seeing you on opening night!

Sincerely,

Ken Davenport
Producer

To learn more about this opportunity, click here. (will link to "Questionnaire Page" detailed below)

IMPORTANT DISCLAIMERS:

THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.

*** Please note that these Units are being offered and sold in: [CA, CT, GA, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.**

We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.

****There is a minimum investment of 10 units.**

Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.

QUESTIONNAIRE PAGE

- This page will allow the interested party to submit their information to us so that we can contact them about their interest in the production.
- The questions asked on this page will be:
    - Full Legal Name
    - Email Address
    - Phone Number
    - Age
    - State of Residence
    - Have you ever invested in the theater before?
    - Approximately what level of investment interests you?
        - $1,000
        - $2,500
        - $5,000
        - $10,000
        - $25,000
        - $50,000
        - $100,000
        - $100,000+

- After submitting the above information, the visitor will get an email automatically from us that says the following:
  - o Thank you for your interest in investing in *Godspell.* We will contact you within 48 hours to discuss your participation. In the meantime, please sign up for email updates about *Godspell* at Godspell.com.
  - o A follow up email will be sent to visitors who are residents of states in which the offering is not qualified to inform them that they may not participate in the offering.

IMPORTANT DISCLAIMERS:

THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.

*** Please note that these Units are being offered and sold in: [CA, CT, GA, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.**

We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.

****There is a minimum investment of 10 units.**

Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.

I am excited to announce that I will be producing a Broadway revival of *Godspell.*

This fall, thousands of people just like you will make history when they come together to produce the 40th Anniversary production and first ever Broadway revival of *Godspell,* one of the most beloved musicals in the world, written by John-Michael Telebak and Stephen Schwartz (Composer/Lyricist of *Wicked, Pippin,* and others).

Many people have asked me why I have chosen to produce the show in this fashion.

The answer is simple.

To me, *Godspell* is about the creation of a community and I couldn't think of any better way to produce it than by creating a community of its own.

As I'm sure you are aware, participating in Broadway productions is usually something that is only available to a very select group of individuals and at very high investment thresholds.

But now, for the first time in Broadway history, this opportunity is being made available to you*, and at a very low entry point.

Each investment unit is only $100**, and every single investor will have their name listed as an "above-the-title" Producer on a sign outside our Broadway theater, as well as on a website created specifically for our *Godspell* community, for the entire world to see. For those of you interested in investing more than the minimum, additional perks including opening night tickets, merchandise and more are available.

To learn more about this unique and historical theatrical event, please click here. (will link to "Questionnaire Page" detailed below) Please know, this is a very limited offer.

I look forward having you as part of our *Godspell* community, and seeing you on opening night!

To learn more about this opportunity, click here. (will link to "Questionnaire Page" detailed below)

IMPORTANT DISCLAIMERS:

THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.

*** Please note that these Units are being offered and sold in: [CA, CT, GA, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to**

residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.

We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.

****There is a minimum investment of 10 units.**

Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.

QUESTIONNAIRE PAGE

- This page will allow the interested party to submit their information to us so that we can contact them about their interest in the production.
- The questions asked on this page will be:
  - Full Legal Name
  - Email Address
  - Phone Number
  - Age
  - State of Residence
  - Have you ever invested in the theater before?
  - Approximately what level of investment interests you?
    - $1,000
    - $2,500
    - $5,000
    - $10,000
    - $25,000
    - $50,000
    - $100,000
    - $100,000+
- After submitting the above information, the visitor will get an email automatically from us that says the following:

- Thank you for your interest in investing in *Godspell*. We will contact you within 48 hours to discuss your participation. In the meantime, please sign up for email updates about *Godspell* at Godspell.com.
- A follow up email will be sent to visitors who are residents of states in which the offering is not qualified to inform them that they may not participate in the offering.

IMPORTANT DISCLAIMERS:

THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.

*** Please note that these Units are being offered and sold in: [CA, CT, GA, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.**

We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.

****There is a minimum investment of 10 units.**

Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.